

Vistaprint empowers millions of people worldwide to
make a living · make a connection · make a difference


SEC Mail Processing
Received
OCT 14 2010
Wash, D.C.
193
Section



2010 Vistaprint

ANNUAL REPORT

Notice of Annual General Meeting of Shareholders | Proxy Statement

CONTINUED STRONG FINANCIAL AND OPERATING PERFORMANCE



Annual Revenue
U.S. Dollars in Millions
$700
$600
$500
$400
$300
$200
$100
$0
Non-U.S.
U.S.
$152.1
$255.9
$400.7
$515.8
$670.0
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010



Fully Diluted Earnings Per Share (EPS)
U.S. Dollars
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.45
$0.60
$0.87
$1.25
$1.49
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010



Number of Unique Customers
Millions
10
9
8
7
6
5
4
3
2
1
0
2.7
4.1
6.2
8.0
9.6
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010



Average Bookings Per Unique Customer
U.S. Dollars
$80
$70
$60
$50
$40
$30
$20
$10
$0
$53
$58
$61
$63
$70
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010

Dear Fellow Shareholder:

I am pleased to report that, in fiscal 2010, Vistaprint extended our multi-year track record of balancing two important objectives:

- strong financial performance
- investment to drive competitive advantage through scale, constant innovation and financial discipline.

Compared to the prior year, our revenue grew 30% to $670.0 million and US GAAP earnings per share 19% to $1.49. US GAAP net income expanded 22 percent to $67.7 million and cash flow from operations 28% to $153.7 million. Return on invested capital remained high: well over two times our weighted average cost of capital, validating the financial payback of our past decisions to invest at successively record levels for the past many years.

In fiscal 2010 as compared to fiscal 2009, we increased technology and development expense by 29% to $78.4 million, grew marketing and selling investment 36% to $216.6 million and invested $101.3 million in capital expenditures. Most importantly, we grew the breadth and depth of our talent by investing in the career and skills development of our existing employees and by recruiting a record number of new employees. We ended June 2010 with over 2,300 employees, up from under 1,900 at the end of June 2009.

These investments improved our customer value proposition, drove market share gains, expanded our geographic reach, furthered our technology leadership, improved our customer service, tested new marketing channels, and enabled manufacturing efficiency and quality improvements.

The following selected operating highlights exemplify the progress Vistaprint made over the last year:

- 9.6 million unique customers purchased from Vistaprint, and the average annual bookings per customer reached $70.
- Revenue outside of the US reached 45% of our total. We materially expanded our European and Asia Pacific management teams, opened two new customer service centers to support German, Dutch, French, Spanish and Italian speaking customers, built an Australian manufacturing facility and opened a separate Australian management and marketing office, and launched websites in Finland, Singapore and Portugal.
- We broadened our product offerings with the introduction of folded business cards, ladies' T-shirts, mugs, photo flip books, personalized notebooks, and an online search profile tool, and expanded design content options for our customers.

Our talented and dedicated employees deserve all credit for these results. Neither Vistaprint's unique value proposition nor our competitive advantages would be possible without their drive and commitment. As both CEO and as a shareholder, I thank them for all that they did for our company over the last year.

We have high expectations for Vistaprint and for our ability to build a transformational and enduring business institution. We believe that we are making the right investments to deliver jaw-dropping value propositions for our customers, long-term company value for our shareholders, and highly rewarding careers for our employees. We believe that, more than ever before, Vistaprint is on the right path for future success.

Sincerely,



Robert S. Keane
Chairman of the Management Board, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-51539

Vistaprint N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	**98-0417483**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

Hudsonweg 8
5928 LW Venlo
The Netherlands
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 31-77-850-7700
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, €0.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
	Smaller reporting company ☐	(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the ordinary shares held by non-affiliates of the registrant was $2,329,109,872 on December 31, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) based on the last reported sale price of the registrant's ordinary shares on the NASDAQ Global Select Market.

As of August 20, 2010, there were outstanding 43,943,829 ordinary shares, par value €0.01 per share, of Vistaprint N.V.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2010. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

EXPLANATORY NOTE

This Annual Report on Form 10-K is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Vistaprint N.V., a Dutch limited liability company (*nammlooze vennootschap*), as successor to Vistaprint Limited., a company incorporated under the laws of Bermuda. Pursuant to a scheme of arrangement under Bermuda law described in Part I, Item 1, "Business — Change of Domicile," on August 31, 2009 all of the previously outstanding common shares of Vistaprint Limited were cancelled and each holder of cancelled Vistaprint Limited common shares received ordinary shares of Vistaprint N.V. As a result of the scheme of arrangement and share exchange transaction, Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V. Pursuant to Rule 12g-3 under the Exchange Act, Vistaprint N.V. is filing this Annual Report on Form 10-K, which includes the full fiscal year ended June 30, 2010 including the activity of Vistaprint Limited before the succession, as the successor issuer for reporting purposes under the Exchange Act.

VISTAPRINT N.V.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2010

TABLE OF CONTENTS

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents that we incorporate by reference in this report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are a leading online provider of coordinated portfolios of customized marketing products and services to micro businesses worldwide. We offer a broad spectrum of complementary products and services ranging from printed business cards, brochures and post cards to apparel, invitations and announcements, holiday cards, calendars, creative design services, copywriting services, direct mail services, promotional gifts, signage, website design and hosting services and email marketing services. While we focus primarily on micro business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, and calendars.

We offer compelling value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed micro business and consumer markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing products and services, without any prior design training or experience. Customers have access to over 70,000 graphic designs, design templates, photographs and illustrations as well as logo design services and content suggestions. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as three days from design to delivery. During the fiscal year ended June 30, 2010, our customers placed an average of approximately 52,000 customized orders per day.

Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $670.0 million for the fiscal year ended June 30, 2010. All of our revenue growth has been organic.

Market and Industry Background

The Marketplace for Micro Business Marketing Products and Services

We focus on providing marketing products and services for the micro business market, generally businesses or organizations with fewer than 10 employees, and often with fewer than 5 employees. We believe that there are approximately 50 million businesses with fewer than 10 employees in the United States, Canada, and the European Union and that these micro businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, micro businesses are shifting from traditional suppliers of customized marketing products and media toward online alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time-consuming alternative, whereas traditional self-service typically produces less sophisticated and lower quality output. We believe that neither alternative is convenient or cost-effective for micro businesses, which typically lack the resources or skills to generate satisfactory results using either approach.

Online commerce provides significant advantages and opportunities to micro business customers seeking customized marketing products and services at affordable prices. These customers do not typically need the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded micro business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the micro business market is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

We believe that the micro business market has been underserved by expensive traditional marketing alternatives. Further, we believe that the sophistication of marketing efforts by larger businesses demonstrates to micro business owners the attractiveness of multi-format coordinated marketing portfolios. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated design and production process that can rapidly deliver sophisticated, high quality marketing products and services. In addition, we believe that coordinated portfolios of marketing products and services can help micro businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

The Marketplace for Customized Products and Services for the Home and Family

While we focus primarily on micro business marketing products and services, many of our product formats are also purchased by consumers seeking customized announcements, greeting cards, calendars, stationery, and personalized gifts. In the past, many such products were supplied by an industry comprising print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, traditional offerings were relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized announcements, greeting cards, calendars, stationery and personalized gifts at affordable prices. Although the overall market opportunity for these types of products is very large, Vistaprint currently approaches this space opportunistically. We primarily market our consumer-oriented products to our existing base of micro business customers, many of whom also have a desire to purchase personalized products for home and family use.

Value for Customers

We provide our customers with the following benefits:

Low Prices and Small Quantities

We sell custom designed and manufactured products and services in quantities that are appropriate for micro businesses, which can often be as few as a single unit. At the same time, our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices.

Portfolios of Coordinated Marketing Products and Services

Our proprietary, web-based design software uses algorithms to easily and automatically create high quality, personalized, professional looking designs from our portfolio of high quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs. Once a design is complete, we offer our customers a range of matching products and related services, including signage, websites and email marketing, business identity, direct mail services, apparel and promotional gifts.

Wide Range of Graphic Design Options

Most customers use our web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and consumer markets, including:

Paper based
- brochures
- business cards
- data sheets
- desk and wall calendars
- envelopes
- folded cards
- flyers
- holiday cards
- invitations and announcements
- letterhead
- note cards and note pads
- presentation folders
- return address labels
- standard and oversized postcards
- sticky notes
- personalized notebooks
- photo flip books
- folded business cards
- personalized stickers
- mailing labels

Non-paper based
- banners
- car door magnets
- decals
- hats
- key chains
- lawn signs
- pens
- refrigerator magnets
- rubber stamps
- t-shirts
- tote bags
- mouse pads
- mugs
- luggage tags

Electronic and Marketing Services
- caricature content
- email marketing services
- logo design
- mailing services
- website design and hosting
- online search profiles

High Quality Production

For our longer run print jobs, we typically use commercial offset presses that normally are used for conventional long run, high quality print jobs, such as high end consumer goods packaging, in which typical quantities run into the thousands or more. For our shorter run print jobs, we typically employ commercial digital printing equipment. For a number of our non-paper-based products, such as hats, t-shirts, self-inking stamps, signage, pens, and mugs, we have acquired a wide range of advanced digital production equipment and configured these machines in dedicated production cells that are customized for the particular application. In addition, we have developed proprietary production methods to improve our efficiency and the quality of our products. Our quality assurance systems employ principles of world-class manufacturing designed to ensure that we consistently deliver high-quality products.

Fast Design to Delivery Turnaround

We design, produce, process and deliver multiple high-quality, customized orders in as little as three days.

Do It Yourself Service and Assisted Service

Our easy to use online tools and design software allow customers to create their own marketing products. Customers who need help during the design or checkout process can access customer service agents via phone, email or chat in multiple languages.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on many of our products and an unconditional guarantee of customer satisfaction.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers in Dutch, English, French, German, Italian, and Spanish speaking markets who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real-time design or ordering assistance. We also offer email support to customers of our other localized websites.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer's browser program. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;
- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;
- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Customer Support Experience

We are committed to providing high levels of customer service and support. We offer e-mail support for customers on most of our localized websites. We augment our e-mail support and our online tools with knowledgeable, trained service, sales and design support staff that service our markets.

Our English-language customer service, sales and design support center is located in Montego Bay, Jamaica. Our Dutch and German-language support is in our new facility in Berlin, Germany. Our French, Italian and Spanish-language support is in our new facility in Tunis, Tunisia. These three facilities were staffed by over 430 customer service, sales and design support employees as of

June 30, 2010. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, we believe our agents and designers provide a high quality customer service experience.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. These payment alternatives include credit or debit card, check, money order, wire transfer or other methods. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown automatically generated images of matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Our Competitive Advantage

We have invested significantly in three core areas to build a strong advantage versus traditional competitors:

- Proprietary software and process technology that drives many aspects of our business
- Mass customization manufacturing
- Direct marketing expertise

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to market and merchandise our products and services to our customers as well as standardize, automate and integrate the design and production process, from concept through finished product shipment and service delivery. Our software can match and adapt graphic elements from one product format to another, which allows us to offer a coordinated portfolio of products and services. Automation and integration allow us to provide high quality, custom design products and services at affordable prices for the micro business or consumer.

Additionally, as we continue to expand geographically, we expect to continue to build upon our competitive advantages versus traditional, smaller, local graphic design and print shops. We have built our service to scale worldwide, and as of June 30, 2010, we serve customers in more than 120 countries. In the year ended June 30, 2010, we generated 45% of our revenues from websites that are targeted at countries other than the United States. We have a European marketing and administrative office in Barcelona, Spain and a European production facility in Venlo, the Netherlands. We have 17 localized websites serving European countries. We operate localized websites for Japan, New Zealand, and Australia, which we intend to primarily service from our new production facility in Deer Park, Australia and marketing offices in Sydney, Australia. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures. We have also expanded our customer service, sales and design support with the addition of offices in Tunis, Tunisia and Berlin, Germany that service the Dutch, French, German, Italian, and Spanish speaking markets.

Our Proprietary Software and Process Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and simultaneously produce multiple orders from all over the world. This technology includes:

Design and Document Creation Technologies

Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their homes or offices. Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and an extensive selection of high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and our design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Our Internet-based website design and layout tool enables customers with no experience in creating websites to quickly design and publish a website. The interface provides customers with the ability to update their content in a simple editing environment that closely mimics what the website will look like when published. Some of the features that customers can add to their website using this tool include images, maps, credit-card payment processing, downloadable files and contact forms. Customers seeking to improve their ranking among search engines can modify their content and search keywords through a simple interface. Customers can change their website design in real time and can choose from hundreds of different templates categorized by industry and style. In addition, we offer a platform for customers to self-manage e-mail marketing solutions for their business.

Pre-Press and Print Production Technologies

Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high-quality production and manage production, addressing and shipment of these orders.

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer's design will produce a printed product that is exactly like the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate tens of thousands of Internet orders every day. The system automates the workflow into our high-volume production facilities by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single production run or set of homogenous production runs. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In our fiscal year ended June 30, 2010 we averaged approximately 52,000 orders per day and orders often contain multiple customized items, which can result in more than 100,000 individual stored items awaiting production. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type and format of raw material, color versus black and white, single or double-sided print, delivery date, shipping location, type of production system being used and type of product. For printed products, the VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

We use our marketing technologies to test changes to our websites and new product offers in order to enhance our offerings and customer value proposition. In addition, we automatically generate and display additional products incorporating the customer's initial design, facilitating the cross-sale of related products and services.

Split Run Testing technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our profitability for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our customer value proposition.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order..

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and our manufacturing processes. As of June 30, 2010, more than 300 of our employees were engaged in technology development. Our technology and development expenses were $78.4 million, $60.9 million, and $44.8 million in the years ended June 30, 2010, 2009, and 2008, respectively.

We have designed our website technologies and infrastructure to scale to accommodate future growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our production technologies for aggregating jobs in preparation for manufacturing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the production equipment and increasing overall system throughput.

Our customer-facing systems infrastructure, web and database servers are hosted in Bermuda and we maintain data centers for backend server operations in our Dutch and Canadian facilities. Our site systems are operated 24 hours a day, seven days a week. We believe our IT solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

Our Mass Customization Manufacturing and Delivery Process

Our high-volume, standardized, scalable production processes are driven by sophisticated proprietary software described above. Our technologies are designed to readily scale as the number of print orders received per day increases. As more individual print jobs are received, similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and production systems enables us to reach and serve small-scale customers more effectively than our competitors.

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. We can also produce complementary custom products in a timely fashion, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high-quality, low-priced products at high margins even though our average order values are low by traditional standards.

As orders are received, we automatically route production jobs, often aggregated by our VistaBridge technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Printed products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, apparel, signage, invitations, return address labels, and magnets, are typically produced on digital equipment. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary Viper software and sophisticated automation solutions combined with software from our suppliers allow us to integrate and automate the manufacturing process. This process includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the manufacturing system at the appropriate production facility;
- automatic plate loading systems that eliminate all manual steps of offset printing other than a quick 'toaster like' insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed using Vistaprint's proprietary Viper software, and shipped to the customer. Viper processes then communicate electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 60 seconds of pre-press, printing and cutting labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high quality products.

Sales and Marketing

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites, as well as to retain existing customers.

To acquire new customers, we employ sophisticated direct marketing technologies and management practices using the Internet, e-mail, and traditional direct marketing mailings. Through channels such as our own permission-based outbound emails and direct URL type-in, we are able to secure orders at relatively low cost. In addition, many of the products that we offer our customers contain the Vistaprint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs with companies under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links.

We have also entered into a variety of strategic partnerships that facilitate access to customers that would be difficult to reach through traditional direct marketing channels. We focus on cultivating opportunities with strategic importance in the micro business marketplace and seek to partner with companies that have large numbers of well established micro business customer relationships.

For example, we have developed a scalable capability to address the market of customers who choose to order customized products and services through retail and online properties of office superstores, retailers and copy storefronts, through strategic partnerships with third parties and we have also entered into strategic partnerships with online and software vendors to small businesses. We believe we are positioned to develop additional relationships in similar markets.

In addition, we create co-branded versions of our websites and web landing pages for companies in a variety of industries, such as franchised organizations seeking brand consistency. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 47 issued patents in the United States and other countries. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2017 and July 2028. In addition, we currently have more than 50 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving, processing, aggregating and producing multiple individual print jobs and to automated processes for facilitating document creation at a client system.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have in the past received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from our business. You can find more information about the risks relating to our intellectual property rights in Item 1A of Part I, "Risk Factors" in this report.

Our primary brand is "Vistaprint." We hold trademark registrations for the Vistaprint trademark in 21 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada, Australia and Japan.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and related names. Most of our localized sites use local country code domain names, such as Vistaprint.it for our Italian site.

Competition

The markets for both customized marketing products and services for micro businesses and custom consumer products are large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, production and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets such as Staples, UPS Stores, Office Depot, Costco, CVS, Schleker, Walgreens, Carrefour and Wal-Mart;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow;
- other online printing and graphic design companies, many of which provide printed products and services similar to ours, such as Overnight Prints, 123Print, Moo.com and UPrinting for small business marketing products and services; TinyPrints, Invitation Consultants and Fine Stationery for invitations and announcements;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- other email marketing services companies such as Constant Contact and iContact;
- other website design and hosting companies such as United Internet, Web.com and Network Solutions;
- other suppliers of custom apparel, promotional products and customized gifts, such as Zazzle, Café Press and Customization Mall;
- online photo product companies, such as Kodak Gallery, Snapfish by HP, Shutterfly and Photobox; and
- other internet firms, such as Google (Picasa), Yahoo (Flickr), Amazon, Facebook, MySpace, the Knot and many smaller firms.

As we expand our geographic reach, product and service portfolio and customer base, our competition increases. Our geographic expansion creates competition with competitors with a multi-national presence and experienced local vendors. Recent product offerings such as websites, email marketing, apparel and photo products have resulted in new competition as a result of us entering those markets. We encounter competition from large retailers offering a wide breadth of products and highly focused companies concentrated on a subset of our customers or product offerings.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may enter into strategic alliances to provide graphic design and production services with larger, more established and well-financed companies, potentially at more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products and services that may compete with the products and services that we market. New technologies and the expansion of existing technologies, such as local search, e-mails, electronic files and social media which may serve as substitutes for our products and services, may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Business Segment and Geographic Information

We operate in one business segment: offering micro businesses and consumers a broad range of brand identity and promotional products, customized products, marketing services and electronic solutions. For the years ended June 30, 2010, 2009 and 2008, approximately 45%, 39%, and 38%, respectively, of our total revenues were derived from our non-United States websites. No single country other than the United States accounted for 10% or more of revenues in any of the years ended June 30, 2010, 2009 and 2008. For more segment and geographic information, see our consolidated financial statements and selected consolidated financial data included in this Annual Report on Form 10-K, including Note 11 to such consolidated financial statements.

Seasonality

Our business has become increasingly seasonal in recent years due to increased sales of products targeted to the consumer marketplace, such as holiday cards, calendars and personalized gifts. Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and has become our strongest quarter for sales of our consumer-oriented products.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. We do not currently provide individual personal information regarding our users to third parties without the user's permission.

Employees

As of June 30, 2010, we had approximately 2,200 full-time employees in our eleven locations worldwide and approximately 170 temporary employees at our manufacturing facilities. As of June 30, 2010, our largest facilities in terms of employee count were in Canada, Jamaica, the Netherlands, and the United States, each of which employed approximately 300 to 600 people. None of our employees are represented by a labor union. We are required to provide certain employees in our Venlo facility with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and employees in our Barcelona office compensation and benefits equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are good.

Change of Domicile

On April 30, 2009, we announced that our Board of Directors approved a proposal to effectively move the place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (*nammlooze vennootschap*) under the laws of Netherlands on June 5, 2009 and as a wholly-owned subsidiary of Vistaprint Limited. Subsequent to the fiscal year ended June 30, 2009, at a special court-ordered meeting of common shareholders held on August 6, 2009, the common shareholders of Vistaprint Limited approved a scheme of arrangement under Bermuda law. On August 31, 2009, after receipt of the approval of the scheme of arrangement by the Supreme Court of Bermuda and the satisfaction of certain other conditions, the transactions contemplated by the scheme of arrangement were effected. Pursuant to the scheme of arrangement, among other things, each common share of Vistaprint Limited outstanding immediately before the transaction was effected was exchanged for one outstanding ordinary share of Vistaprint N.V.

As a result of the scheme of arrangement and the share exchange transaction, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V. In connection with consummation of the scheme of arrangement, Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards.

Vistaprint N.V.'s ordinary shares are registered under the United States Securities Exchange Act and Vistaprint N.V. is subject to the same reporting requirements under the Securities Exchange Act to which Vistaprint Limited was previously subject. Vistaprint N.V.'s ordinary shares are listed on the NASDAQ Global Select Market under the ticker symbol "VPRT," the same exchange and symbol under which the Vistaprint Limited common shares were previously listed.

We refer to the foregoing transactions together with the steps of the scheme of arrangement as the Change of Domicile.

Our Corporate Information

Vistaprint N.V. was incorporated under the laws of the Netherlands on June 5, 2009 as a wholly owned subsidiary of Vistaprint Limited. As a result of the Change of Domicile, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint N.V. became the publicly traded parent company of the Vistaprint group of entities. Vistaprint Limited, the immediate predecessor corporation to Vistaprint N.V. was incorporated under the laws of Bermuda in April 2002. Vistaprint Corporation, the immediate predecessor to Vistaprint Limited, was incorporated in Delaware in January 2000 and was amalgamated with Vistaprint Limited on April 29, 2002. Vistaprint.com S.A., the predecessor to Vistaprint Corporation, was incorporated in France in 1995 and was merged into Vistaprint Corporation in January 2002.

We maintain our registered office in the Netherlands at Hudsonweg 8, 5928 LW Venlo, the Netherlands. Our telephone number in the Netherlands is +31-77-850-7700.

Available Information

We are registered as a reporting company under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the Securities and Exchange Commission, or the SEC, Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as required by the Exchange Act and the rules and regulations of the SEC. We refer to these reports as Periodic Reports. The public may read and copy any Periodic Reports or other materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as Vistaprint N.V, that file electronically with the SEC. The address of this website is *http://www.sec.gov.* We make available, free of charge through our United States website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. The address of our United States' website is *www.vistaprint.com.* We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We caution you that our actual future results may vary materially from those contained in forward looking statements that we make in this Report and other filings with the Securities and Exchange Commission, press releases, communications with investors and oral statements due to the following important factors, among others. Our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, such as purchased search results from online search engines, e-mail, telesales, and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We also promote our products and special offers through e-mail, telesales and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain an effective means of reaching micro businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, then our ability to attract new and repeat customers would be harmed, traffic to our websites would be reduced, and our business and results of operations would be harmed.

Purchasers of micro business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers that are necessary to the success of our business.

The online market for micro business marketing products and services is less developed than the online market for other business and consumer products. If this market does not gain or maintain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

- concerns about buying graphic design services and marketing products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- the inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the Vistaprint brand, which would prevent us from acquiring new customers and increasing revenues.

Since our products and services are sold primarily through our websites, the success of our business depends upon our ability to attract new and repeat customers to our websites in order to increase business and grow our revenues. For this reason, a primary component of our business strategy is the continued promotion and strengthening of the Vistaprint brand. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products and services on the Internet, we face significant competition from graphic design and printing companies marketing to micro businesses who also seek to establish strong brands. If we are unable to successfully promote the Vistaprint brand, we may fail to increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts. We may choose to increase our branding expense materially, but we cannot be sure that this investment will be profitable. Underperformance of significant future branding efforts could materially damage our financial results.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to attract customers. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation would be harmed, and our efforts to develop Vistaprint as a trusted brand would be adversely impacted. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

Our quarterly financial results will often fluctuate, which may lead to volatility in our share price.

Our revenues and operating results often vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly revenue and operating results to fluctuate include, among others:

- seasonality-driven or other variations in the demand for our services and products;
- currency fluctuations, which affect our revenues and our costs;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and encourage repeat purchases;
- business and consumer preferences for our products and services;
- shifts in product mix toward lower gross margin products;
- our ability to manage our production and fulfillment operations;
- costs to produce our products and to provide our services;
- our pricing and marketing strategies and those of our competitors;
- improvements to the quality, cost and convenience of desktop printing;
- costs of expanding or enhancing our technology or websites;
- compensation expense and charges related to our awarding of share-based compensation;
- costs and charges resulting from litigation; and
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

In addition, management investment decisions may lead to fluctuations in our quarterly financial results. For instance, since we seek to deliver on annual earnings per share objectives, and not quarterly, we may choose to make discretionary, above planned investments that result in lower than anticipated quarterly earnings and/or quarterly earnings that are lower than provided in prior quarterly guidance.

We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases and personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the factors cited above, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our ordinary shares will likely fall.

Seasonal fluctuations in our business place a strain on our operations and resources.

Our business has become increasingly seasonal in recent years due to increased sales of products targeted to the consumer marketplace, such as holiday cards, calendars and personalized gifts. Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and has become our strongest quarter for sales of our consumer-oriented products. In the fiscal year ended June 30, 2010, sales during our second fiscal quarter accounted for more of our revenue and earnings than any other quarter, and we believe our second fiscal quarter is likely to continue to account for a disproportionate amount of our revenue and earnings for the foreseeable future. In anticipation of increased sales activity during our second fiscal quarter holiday season, we expect to incur significant additional capacity related expenses each year to meet our seasonal needs including facility expansions, equipment purchases and increases in the number of temporary and permanent employees. If we experience lower than expected sales during the second quarter, it would likely have a disproportionately large impact on our operating results and financial condition for the full fiscal year. In the future, our seasonal sales patterns may become more pronounced or may change to the extent we introduce additional products and services targeted to the consumer marketplace, including products and services that may be unrelated to the second quarter holiday period. If we are unable to accurately forecast and respond to seasonality in our business caused by demand for our consumer-oriented products, our business and results of operations may be materially harmed.

A significant portion of our revenues and operations are transacted in currencies other than the United States dollar, our reporting currency. We therefore have currency exchange risk.

We have substantial revenues and operations transacted in currencies other than our reporting currency. As a result, we are exposed to fluctuations in currency exchange rates that may impact the translation of our revenues and expenses, remeasurement of our intercompany balances, and the value of our cash and cash equivalents denominated in currencies other than the U.S. dollar. For example, when currency exchange rates are unfavorable with respect to the U.S. dollar, the U.S. dollar equivalent of our revenue and operating income recorded in other currencies is diminished. As we have expanded our international revenues and operations, our exposure to currency exchange rate fluctuations has increased. Our revenue and results of operations may differ materially from expectations as a result of currency exchange rate fluctuations.

We are dependent upon our own facilities for the production of our products, and any significant interruption in the operations of these facilities or any inability to increase capacity at these facilities would have an adverse impact on our business.

We produce the vast majority of our products internally. We seek to ensure that we can satisfy all of our production demand from our facilities, including at periods of peak demand, while maintaining the level of product quality and timeliness of delivery that customers require. We have not identified alternatives to these facilities to serve us in the event of a labor strike, work stoppage or other issue with our workforce in one or more of our facilities or the loss or substantial damage to one or more of our facilities due to fire, natural disaster or other events. If we are unable to meet demand from our own facilities or to successfully expand those facilities on a timely basis to meet customer demand, we would likely turn to an alternative supplier in an effort to supplement our production capacity. However, an alternative supplier may not be able to meet our production requirements on a timely basis or on commercially acceptable terms, or at all. If we are unable to fulfill orders in a timely fashion at a high level of product quality through our facilities and are unable to find a satisfactory supply replacement, our business and results of operations would be substantially harmed.

Interruptions to our website operations, information technology systems, production processes or customer service operations for any reason could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability, security and availability of our websites, transaction processing systems, network infrastructure, production facilities and customer service operations are critical to our reputation and to our ability to attract and retain customers and to maintain adequate customer service levels. Expanding our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase. Any interruptions that cause any of our websites to be unavailable, reduce our order fulfillment performance or interfere with customer service operations could result in lost revenue and negative publicity, damage our reputation and brand, and cause our business and results of operations to suffer. A number of factors or events could cause interruptions or interference in our websites or operations, including:

- human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, contract disputes, and other similar events. In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions.

- undetected errors or design faults in our technology, infrastructure and processes that may cause our websites to fail. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults in our websites that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases.

- our failure to maintain adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods and in the seasonal peak in demand that we experience in our second fiscal quarter.

We do not presently have redundant systems operational in multiple locations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry business interruption insurance to compensate us for losses that may occur if operations at our facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience, and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

We face intense competition.

The markets for small business marketing products and services and consumer custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed, with many existing and potential competitors. We expect competition for online small business marketing and consumer custom products and services to increase in the future. The increased use of the Internet for commerce and other technical advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce and deliver those products and services more efficiently and reach a broader purchasing public. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

- traditional storefront printing and graphic design companies;

- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets, such as Staples, UPS Stores, Office Depot, Costco, CVS, Schleker, Walgreens, Carrefour and Wal-Mart;

- wholesale printers such as Taylor Corporation and Business Cards Tomorrow;

- other online printing and graphic design companies, many of which provide printed products and services similar to ours, such as Overnight Prints, 123Print, Moo.com and

UPrinting for small business marketing products and services; TinyPrints, Invitation Consultants and Fine Stationery for invitations and announcements;

- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- other email marketing services companies such as Constant Contact and iContact;
- other website design and hosting companies such as United Internet, Web.com and Network Solutions;
- other suppliers of custom apparel, promotional products and customized gifts, such as Zazzle, Café Press and Customization Mall;
- online photo product companies, such as Kodak Gallery, Snapfish by HP, Shutterfly and Photobox; and
- other internet firms, such as Google (Picasa), Yahoo (Flickr), Amazon, Facebook, MySpace, the Knot and many smaller firms.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation sells printed products through office superstores such as Staples and Office Depot.

Some of our competitors that either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with certain of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and that our competitive position and results of operations will be adversely affected as a result of such collaboration.

Our failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services is sensitive to price. Changes in our pricing strategies have had, and are likely to continue to have, a significant impact on our revenues and results of operations. We offer certain free products and services as a means of attracting customers, and we offer substantial pricing discounts as a means of encouraging repeat purchases. These free offers and discounts may not result in an increase in our revenues or the optimization of our profits. In addition, many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, our business and results of operations will suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google, Bing and Yahoo!. These search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by companies and other entities in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve.

Search engines revise their algorithms from time to time in an attempt to optimize their search result listings and to maximize the advertising revenue generated by those listings. If the search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other more costly resources to replace this traffic. This could reduce our operating and net income or our revenues, prevent us from maintaining or increasing profitability and harm our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, our revenues could decline, and our business may suffer. The cost of purchased search listing advertising could increase as demand for these channels continues to grow quickly, and further increases could have negative effects on our ability to maintain or increase profitability. In addition, some of our competitors purchase the term "Vistaprint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. Courts do not always side with the trademark owners in cases involving search engines, and Google has refused to prevent companies from purchasing the trademark "Vistaprint." As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search on the term "Vistaprint" on search engines.

Various private 'spam' blacklisting and similar entities have in the past, and may in the future, interfere with our e-mail solicitation, the operation of our websites and our ability to conduct business.

We depend primarily on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or "spam." Some of these entities maintain "blacklists" of companies and individuals, as well as the websites, Internet service providers and Internet protocol addresses associated with those companies and individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company's Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses are currently listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with one or more blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites, send commercial e-mail solicitations, or manage or operate our corporate email accounts, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others, and to send and receive emails to and from our corporate email accounts. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. We are currently on certain blacklists and there can be no guarantee that we will not be put on additional blacklists in the future or that we will succeed in removing ourselves from blacklists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, and operate and manage our corporate email accounts, all of which could have a material negative impact on our business and results of operations.

We may not succeed in cross selling additional products and services to our customers.

We seek to acquire customers based on their interest in one or more of our products and then offer additional related products to those customers. If our customers are not interested in our additional products or have an adverse experience with the products they were initially interested in, the sale of additional products and services to those customers and our ability to increase our revenue and to improve our results of operations could be adversely affected.

If we are unable to retain security authentication certificates, which are supplied by third party providers over which we exercise little or no control, our business could be harmed.

We are dependent on a limited number of third party providers of website security authentication certificates that may be necessary for some of our customers' web browsers to properly access our websites and upon which many of our customers otherwise rely in deciding whether to purchase products and services from us. Despite any contractual protections we may have, these third party providers can disable or revoke, and in the past have disabled or revoked, our security certificates without our consent, which would render our websites inaccessible to some of our customers and could discourage other customers from accessing our sites, unless we are able to procure a replacement certificate from one of a limited number of alternative third party providers. Any interruption in our customers' ability or willingness to access our websites if our security certificates are disabled or otherwise unavailable for an extended period of time could result in a material loss of revenue and profits and damage to our brand.

Our customers create products that incorporate images, illustrations and fonts that we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties that we use under license agreements. If one or more of these licenses were terminated, the amount and variety of content available on our websites would be significantly reduced. In such an event, we could experience delays in obtaining and introducing substitute materials, and substitute materials might be available only under less favorable terms or at a higher cost, or may not be available at all. The termination of one or more of these licenses covering a significant amount of content could have an adverse effect on our business and results of operations.

If we are unable to market and sell products and services beyond our existing target markets and develop new products and services to attract new customers, our results of operations may suffer.

We have developed products and services and implemented marketing strategies designed to attract micro business owners and consumers to our websites and encourage them to purchase our products and services. We believe we will need to address additional markets and attract new customers to further grow our business. To access new markets and customers we expect that we will need to develop, market and sell new products and services. We also intend to continue the geographic expansion of our marketing efforts and customer service operations and the introduction of localized websites in different countries and languages. In addition, we intend to develop new strategic relationships to expand our marketing and sales channels, such as co-branded or strategic partner-branded websites and retail in-store offerings. Any failure to develop new products and services, expand our business beyond our existing target markets and customers, and address additional market opportunities could harm our business, financial condition and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel including, in particular, Robert S. Keane, our President and Chief Executive Officer, Wendy Cebula, our President of Vistaprint North America, Michael Giannetto, our Chief Financial Officer and Janet Holian, our President of Vistaprint Europe. Any of these executives may cease their employment with us at any time with minimal advance notice. The loss of one or more of these or other key employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

If we are unable to manage our expected growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

We have rapidly grown to approximately 2,200 full-time employees and approximately 170 temporary employees as of June 30, 2010 and have production facilities or offices in Australia, Bermuda, Canada, France, Germany, India, Jamaica, the Netherlands, Spain, Switzerland, Tunisia and the United States. Our growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our management, administrative and operational infrastructure. Our ability to manage our operations and anticipated growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in the locations in which we operate. We expect the number of countries and facilities from which we operate to continue to increase in the future.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage expected future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be negatively impacted.

We operate production facilities or offices in Australia, Bermuda, Canada, France, Germany, India, Jamaica, the Netherlands, Spain, Switzerland, Tunisia and the United States. We have localized websites to serve many markets internationally. For the fiscal year ended June 30, 2010, we derived 45% of our revenue from our non-United States websites. We are subject to a number of risks and challenges that specifically relate to our international operations. These risks and challenges include, among others:

- difficulty managing operations in, and communications among, multiple locations and time zones;
- local regulations that may restrict or impair our ability to conduct our business as planned;

- protectionist laws and business practices that favor local producers and service providers;
- interpretation of complex tax laws, treaties and regulations that could expose us to unanticipated taxes on our income and increase our effective tax rate;
- failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results.

Acquisitions may be disruptive to our business.

Our business and our customer base have been built primarily through organic growth. However, from time to time we may selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share, such as our acquisition of Soft Sight, Inc., or Soft Sight, in December 2009. We have very limited experience making acquisitions. Integrating any newly acquired businesses, technologies or services may be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all. If we were to raise funds through an equity financing, such a financing would result in dilution to our shareholders. If we were to raise funds through a debt financing, such a financing may subject us to covenants restricting the activities we may undertake in the future. We may be unable to operate any acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate newly acquired businesses, technologies or services effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services to acquire could also disrupt our ongoing business and divert our management's attention. Acquisitions could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Our business and results of operations may be negatively impacted by general economic and financial market conditions, and such conditions may increase the other risks that affect our business.

Despite recent signs of economic recovery in some markets, many of the markets in which we operate are still in an economic downturn that we believe has had and will continue to have a negative impact on our business. Turmoil in the world's financial markets materially and adversely impacted the availability of financing to a wide variety of businesses, including micro businesses, and the resulting uncertainty led to reductions in capital investments, marketing expenditures, overall spending levels, future product plans, and sales projections across industries and markets. These trends could have a material and adverse impact on the demand for our products and services and our financial results from operations.

The United States government may substantially increase border controls and impose duties or restrictions on cross-border commerce that may substantially harm our business.

For the fiscal year ended June 30, 2010, we derived 55% of our revenue from sales to customers made through Vistaprint.com, our United States-focused website. We produce all physical products for our United States customers at our facility in Windsor, Ontario. Restrictions on shipping goods into the United States from Canada pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. We have from time to time experienced significant delays in shipping our manufactured products into the United States as a result of these controls, which has, in some instances, resulted in delayed delivery of orders.

The United States also imposes protectionist measures, such as customs duties and tariffs, that limit free trade. Some of these measures may apply directly to product categories that comprise a material portion of our revenues. The customs laws, rules and regulations that we are required to comply with are complex and subject to unpredictable enforcement and modification. If the United States were to impose further border controls and restrictions, interpret or apply regulations in a manner unfavorable to the importation of products from outside of the U.S., impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada and other countries to the United States, we may have greater difficulty shipping products into the United States or be foreclosed from doing so, experience shipping delays, or incur increased costs and expenses, all of which would substantially impair our ability to serve the United States market and harm our business and results of operations.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our trademarks, our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

As of June 30, 2010, we had 47 issued patents and more than 50 patent applications pending in the United States and other countries. We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. For example, administrative opposition proceedings asking the European Patent Office to reconsider the allowance of one of our European patents relating to certain downloadable document design programs and methods were filed in 2005. At a hearing held in April 2008, an opposition panel of the European Patent Office indicated its intention to revoke the patent at issue, and in June 2009, the panel issued a written opinion stating the basis for its decision. Vistaprint has appealed the decision. Any similar claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is "Vistaprint." We hold trademark registrations for the Vistaprint trademark in 21 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada, Australia and Japan.

Our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future "Vista" into their company, product or service names. There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Vistaprint or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

Intellectual property disputes and litigation are costly and could cause us to lose our exclusive rights or be subject to liability or require us to stop some of our business activities.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we infringe their intellectual property rights or improperly obtained or used their confidential or proprietary information. In addition, from time to time we receive letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and litigation diverts our management's efforts from growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay significant damages and attorney's fees, and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies important to the operation of our business would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

You can find information about certain lawsuits that we have filed to enforce or protect our intellectual property rights and that have been filed against us for alleged infringement of other parties' intellectual property rights in the section of this Report entitled, "Item 3 – Legal Proceedings."

We sell our products and services primarily through our websites. If we are unable to acquire or maintain domain names for our websites, then we could lose customers, which would substantially harm our business and results of operations.

We sell our products and services primarily through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and similar names with alternate URL names, such as .net, .de and .co.uk. Domain names are generally regulated by Internet regulatory bodies. If we are unable to use a domain name in a particular country, then we would be forced to purchase the domain name from the entity that owns or controls it, which we may not be able to do on commercially acceptable terms or at all; incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging; or elect not to sell products in that country. Any of these results could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Vistaprint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales, value added or other taxes on internet sales.

In many jurisdictions where we sell products and services, we do not collect or have imposed upon us sales, value added or other consumption taxes, which we refer to as indirect taxes. The application of indirect taxes to ecommerce businesses such as Vistaprint is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and ecommerce. In many cases, it is not clear how existing statutes apply to the Internet or ecommerce. Bills have been introduced in the U.S. Congress that could affect the ability of state governments to require out of state internet retailers to collect and remit sales taxes on goods and certain services. The imposition by national, state or local governments, whether within or outside the United States, of various taxes upon internet commerce could create administrative burdens for us and could decrease our future revenue. Additionally, a successful assertion by one or more governments in jurisdictions where we are not currently collecting sales or value added taxes that we should be, or should have been, collecting indirect taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise negatively impact our results of operations.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet, e-commerce and email marketing could substantially harm our business and results of operations.

Due to our dependence on the Internet for our sales, regulations and laws specifically governing the Internet, e-commerce and email marketing may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations may impede the growth of e-commerce and our ability to compete with traditional graphic designers, printers and small business marketing companies, as well as desktop printing products. These regulations and laws may cover taxation (as discussed above), restrictions on imports and exports, customs, tariffs, user privacy, data protection, commercial email, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing many of these issues apply to the Internet and e-commerce, as the vast majority of applicable laws were adopted before the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

If we were required to review the content that our customers incorporate into our products and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve any human-based review of content for the vast majority of our sales. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise objectionable or illegal under the laws of the jurisdiction(s) where that customer lives or where we operate. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the law or the rights of another party. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction, which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines or monetary damages.

We expect that revenues we derive from third party referral programs will decrease in the future due to our termination of membership discount program offerings, which could adversely affect our results of operations.

For the year ended June 30, 2010 we derived approximately 1.9% of our total revenues from referral fees generated from all sources, as compared to 5.0% for the year ended June 30, 2009. We removed the membership discount program offerings from our websites in November 2009 and terminated our relationship with the third party merchant responsible for these programs. As a result, for the year ended June 30, 2010, 0.8% of our revenue was derived from third party membership discount programs as compared to 3.9% in the same prior year period. In the future, referral fees could generate more or less of our total revenues due to a variety of factors, including, among others, new product and service offering decisions or customers' acceptance of our partner offers. We expect to partially offset any anticipated reductions in referral fee revenues from a variety of sources, but if we are not successful in doing so our revenues and profitability could be adversely affected.

Purported Federal class action lawsuits have been filed alleging that certain of our customers were, without their knowledge or consent, enrolled in and billed for membership discount programs previously offered by third party merchants on our Vistaprint.com website. If we or the third party merchants are unable to successfully resolve these lawsuits or similar claims that may be brought in the future, our reputation, revenues and results of operations could be adversely affected.

During each of the last three fiscal years, we generated a small portion of our revenue from order referral fees, revenue share and other fees paid to us by third party merchants for customer click-throughs, distribution of third party promotional materials, and referrals arising from products and services of the third party merchants we offer to our customers on our website, which we collectively refer to as referral fees. Some of these third party referral-based offers were for memberships in discount programs or similar promotions made to customers who have purchased products from us, in which we received a payment from a third party merchant for every customer that accepted the promotion. Some of these third party membership discount programs have been, and may continue to be, the subject of consumer complaints, litigation, and governmental regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. For example, various state attorneys general have brought consumer fraud lawsuits against certain of the third party merchants asserting that they have not adequately disclosed the terms of their offers and have not obtained proper approval from consumers before debiting the consumers' bank account or billing the consumers' credit card. Similarly, in May 2009, Senator John D. Rockefeller IV, Chairman of the United States Senate Committee on Commerce, Science and Transportation, announced that the Commerce Committee was investigating membership discount programs marketed by third party merchants Vertrue, Inc., Webloyalty.com, Inc. and Affinion Group, Inc. through e-commerce retailers, and in June 2010 the Commerce Committee approved proposed legislation that seeks to regulate certain aspects of the membership programs. From time to time we have received complaints from our customers and inquiries by state attorneys general and government agencies regarding the membership discount programs previously offered on our websites. Although we removed all such membership discount program offerings from our websites as of November 2009 and terminated our relationship with the third party merchant responsible for these programs, we have continued to receive complaints and inquiries about these programs.

In addition, we are currently involved in several purported class action lawsuits that were filed against us and two affiliated third party merchants, which lawsuits have been consolidated into one suit, alleging that we and the merchants violated certain Federal and state consumer protection laws in connection with the offer of membership discount programs on our Vistaprint.com website. You can find more information about this lawsuit in the section of this Report entitled, "Item 3 – Legal Proceedings." We and the third party merchants may receive other complaints in the future regarding these types of membership discount programs.

The purported class action lawsuits or any other private or governmental claims or actions that may be brought against us in the future relating to these third party membership programs could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generated through these relationships, which would have an adverse affect on our results of operations. Even if we are successful in defending against these claims, such a defense may result in distraction of management and significant costs. In addition, customer dissatisfaction or damage to our reputation as a result of these claims could have a negative impact on our brand, revenues and profitability.

Our practice of offering free products and services could be subject to judicial or regulatory challenge, which, if successful, would hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer—we have in the past, and may in the future, be subject to claims by individuals or governmental regulators in Europe, the United States and other countries that our free offers are misleading or do not comply with applicable legislation or regulation. In addition, customers and competitors have filed complaints with governmental and standards bodies claiming that customers were misled by the terms of our free offers. If our free product offers are subject to further challenges or actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect our network and the confidential information of our customers against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches of our network could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We retain the credit card information of all of our customers for a limited period of time for the purpose of issuing refunds and of our subscription customers for a longer period of time for the purpose of recurring billing. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other related developments, among other factors, may result in a compromise or breach of our network or the technology that we use to protect our network and our customer transaction data including credit card information. Any such compromise of our network or our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability, which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we may be liable for fraudulent credit card transactions conducted on our websites, such as through the use of stolen credit card numbers, because we do not obtain a cardholder's signature. To date, quarterly losses from credit card fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud. Although we seek to maintain insurance to cover us against this risk, we cannot be certain that our coverage will be adequate to cover liabilities actually incurred as a result of such fraud or that insurance will continue to be available to us on economically reasonable terms, or at all. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

We are subject to customer payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit card, debit card and bank check. In most geographic regions, we rely on one or two third party companies to provide payment processing services, including the processing of credit cards, debit cards and electronic checks. If either of these companies became unwilling or unable to provide these services to us, then we would need to find and engage replacement providers, which we may not be able to do on terms that are acceptable to us or at all, or to process the payments ourselves, which could be costly and time consuming, either of which scenarios could disrupt our business.

As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

Risks Related to Our Corporate Structure

Challenges by various tax authorities to our complex international structure could, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch limited liability company that operates through various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in the countries in which we operate. Our income taxes are based upon the applicable tax laws and tax rates in the countries in which we operate and earn income as well as upon our operating structures in these countries. Many countries' tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws or treaties are subject to interpretation. The tax authorities in these countries could contend that a greater portion of the income of the Vistaprint N.V. group should be subject to income or other tax in their respective jurisdictions. This could result in an increase to our effective tax rate and adversely affect our results of operations.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flow from operations. We continue to assess the impact of various international tax proposals and modifications to existing tax treaties between the Netherlands and other countries that could result in a material impact on our income taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among Vistaprint N.V. and its subsidiaries. These agreements establish transfer prices for production, marketing, management, technology development and other services performed by these subsidiaries for other group companies. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be consistent with those between unrelated companies dealing at arm's length. With the exception of the transfer pricing arrangements applicable to our Dutch and French operations, our transfer pricing arrangements are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any country were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation.

We will pay taxes even if we are not profitable on a consolidated basis, which would cause increased losses and further harm to our results of operations.

The intercompany service and related agreements among Vistaprint N.V. and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the Vistaprint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in some prior periods, this structure will increase our consolidated losses and further harm our results of operations.

Provisions of our Articles of Association, the Articles of Association of the independent foundation, *Stichting Continuïteit Vistaprint,* Dutch law and the call option we granted to the independent foundation may make it difficult to replace or remove management and may inhibit or delay a change of control, including a takeover attempt that might result in a premium over the market price for our ordinary shares, and dilute your voting power.

Our Articles of Association, or Articles, limit our shareholders' ability to suspend or dismiss the members of our management board and supervisory board or to overrule our supervisory board's nominees to our management board and supervisory board by requiring a vote of two-thirds of the votes cast representing more than 50% of the outstanding ordinary shares to do so under most circumstances. As a result, there may be circumstances in which shareholders may not be able to remove members of our management board or supervisory board even if holders of a majority of our ordinary shares favor doing so.

Our Articles also allow us to issue preferred shares. We have established an independent foundation, Stichting Continuïteit Vistaprint, or the "Foundation," and granted the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the same number of ordinary shares then outstanding. The objective of the Foundation is to serve the interests of Vistaprint N.V. and its stakeholders, which includes but is not limited to shareholders. In carrying out this objective, the Foundation may acquire, own and vote our preferred shares in order to maintain the independence, continuity or identity of Vistaprint N.V. If the Foundation were to exercise the call option, it may prevent a change of control or delay or prevent a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares. Exercise of the preferred share option would also effectively dilute the voting power of our outstanding ordinary shares by one-half.

In addition, our management board may issue preferred shares up to an amount equal to the number of ordinary shares under our authorized share capital. We must seek authorization from our shareholders at least once every five years for our management board to issue preferred shares.

We have limited flexibility with respect to certain aspects of capital management.

Dutch law requires shareholder approval for the issuance of ordinary shares and for our management board to limit or exclude shareholders' preemptive rights under Dutch law. In August 2009, our shareholders granted our supervisory board and management board the authority to issue ordinary shares as the boards determine appropriate without obtaining specific shareholder approval for each issuance, but this authorization is limited to the number of ordinary shares under our authorized share capital and expires in August 2014. We intend to seek re-approval from our shareholders before the 2014 expiration date. Additionally, subject to specified exceptions, Dutch law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and reserves for approval by shareholders many corporate actions, such as the approval of dividends.

Situations may arise where the flexibility to issue shares, pay dividends or take other corporate actions without a shareholder vote would be beneficial to us, but is not available under Dutch law.

Because of our Articles of Association and our organization under Dutch law, you may find it difficult to pursue legal remedies against the members of our supervisory board or management board.

Our Articles and our internal corporate affairs are governed by Dutch law. The rights of our shareholders and the responsibilities of the supervisory board and management board that direct our affairs are different from those established under United States laws. For example, class action lawsuits and derivative lawsuits are generally not available under Dutch law. You may find it more difficult to protect your interests against actions by members of our supervisory board or management board than you would if we were a U.S. corporation. Under Dutch law, the supervisory board and the management board are responsible for acting in the best interests of the company, its business and all of its stakeholders generally, which includes employees, customers and creditors, not just shareholders. Furthermore, under our Articles, we are obligated to indemnify the members of our supervisory board and our management board against liabilities resulting from proceedings against such members in connection with their membership on either board, if such member acted in good faith and in a manner he believed to be in our best interests and such member has not been adjudged in a final and non-appealable judgment by a Dutch judge to be liable for gross negligence or willful misconduct, subject to various exceptions.

We are incorporated under the laws of the Netherlands, and the vast majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are incorporated under the laws of the Netherlands, and the vast majority of our assets are located outside of the United States. In addition, certain members of our management board and some of our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, to enforce outside the U.S. judgments obtained against such persons in U.S. courts, or to enforce rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands; the party in whose favor such final judgment is rendered would need to bring a new suit in a competent court in the Netherlands and petition the Dutch court to enforce the final judgment rendered in the United States. Therefore, there can be no assurance that U.S. shareholders will be able to enforce against us, members of our management board or supervisory board or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, it is possible that a Dutch court would not impose civil liability on us, the members of our management board or supervisory board or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

A Dutch withholding tax may be levied on dividends and similar distributions made by Vistaprint N.V. to its shareholders at the statutory rate of 15% if we cannot structure such distributions as being made to shareholders in relation to a reduction of par value, which would be non-taxable for Dutch withholding tax purposes. We have in the past, and may in the future, repurchase outstanding ordinary shares. Under our Dutch Advanced Tax Ruling, a repurchase of shares should not result in any Dutch withholding tax if we hold the repurchased shares in treasury for the purpose of issuing shares upon the exercise of certain stock awards and other potential uses. However, if the shares cannot be used for these purposes, or the Dutch tax authorities challenge the use of the shares for these purposes, such a repurchase of shares for the purposes of capital reduction may be treated as a partial liquidation subject to the 15% Dutch withholding tax to be levied on the difference between our recognized paid in capital for Dutch tax purposes and the redemption price.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares.

We believe that we were not a PFIC for the tax year ended June 30, 2010 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

Each "10% U.S. Shareholder" of a non-U.S. corporation that is a "controlled foreign corporation," or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting shares of the non-U.S. corporation or more than 50% of the total value of all shares of the corporation on any day during the taxable year of the corporation. The rules defining ownership for these purposes are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC. However, whether we are treated as a CFC depends on questions of fact as to our share ownership that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a CFC for our current tax year or for any subsequent year.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own real property associated with the three computer integrated manufacturing facilities we have constructed for the production of our products. Our 512,000 square foot facility located near Windsor, Ontario, Canada services the North American market, and our 195,800 square foot facility located in Venlo, the Netherlands services markets outside of North America. In June 2010, we commenced production in our 124,000 square foot facility located in Deer Park, Australia that will primarily service the Asia-Pacific markets. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda. We own an 11 acre site in Montego Bay, Jamaica on which a new 92,000 square foot building is expected to be constructed for a customer service, sales and design support center which will replace the leased spaces in Jamaica noted below.

In addition we lease the properties listed below as of June 30, 2010:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	202,000	Technology development, marketing and administrative	April 26, 2017
Montego Bay, Jamaica	35,000	Customer service, sales and design support center	April 30, 2011
Barcelona, Spain	37,100	Marketing and administrative	November 30, 2011
Berlin, Germany	15,070	Customer service, sales and design support center	October 31, 2014
Tunis, Tunisia	13,900	Customer service, sales and design support center	August 31, 2010
Winterthur, Switzerland	12,000	Technology development and prototyping laboratory	February 28, 2013
Sydney, Australia	5,380	Marketing and administrative	September 30, 2012
Paris, France	3,850	Headquarters office, including CEO and strategy	May 31, 2018
Vadodara, India	1,100	Technology development	March 20, 2014

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

On July 27, 2006, Vistaprint Technologies Limited, an indirect wholly owned subsidiary of Vistaprint N.V., filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of Vistaprint Technologies Limited's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, unitedprint.com AG filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in Vistaprint Technologies Limited's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in Vistaprint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. On November 13, 2008, the German Patent Court held an oral hearing on the patent nullification action brought by unitedprint.com and revoked the patent at issue. The Patent Court issued a written opinion stating the basis for its ruling on March 24, 2009, and on April 22, 2009, Vistaprint Technologies Limited filed a notice of appeal of the Patent Court's ruling with the German Federal Supreme Court. We are unable to express an opinion as to the likely outcome of such appeal.

On May 14, 2007, Vistaprint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by Vistaprint Technologies Limited related to browser-based tools for online product design. The complaint seeks an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of relevant documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, Vistaprint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents, and the Court granted Vistaprint Technologies Limited's request for a stay on September 2, 2008. Vistaprint Technologies Limited then submitted a request for reexamination of each of the patents-in-suit to the U.S. Patent Office, which granted the reexamination requests in February 2009. Pursuant to the Court's order, the stay will remain in place pending the resolution of the requests for reexamination. On October 28, 2008, a St. Paul, Minnesota law firm representing Taylor Corporation also filed requests with the U.S. Patent Office seeking reexamination of the three patents-in-suit. These reexamination requests were granted in May and June 2009 and were merged in September 2009 with the reexaminations earlier filed by Vistaprint Technologies Limited. We are unable to express an opinion as to the likely outcome of any such reexamination or of the underlying lawsuit.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against Vistaprint Corp., Vistaprint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on our Vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to our customers on our Vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. Subsequent to the filing of the Texas complaint, in July, August and September 2008, several nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey, the United States District Court, Southern District of Alabama, the United States District Court, District of Nevada, the United States District Court, District of Massachusetts, and the United States District Court, District of Florida against the same Defendants, and in one case Vistaprint Limited, on behalf of different plaintiffs. The complaints in each of these nearly identical lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint but contain different state law claims. In addition, on August 28, 2008, a purported class action lawsuit asserting substantially the same Federal and common law claims as the Texas Complaint, but containing a state law claim under the Massachusetts Unfair Trade Practices Act, was filed by a different plaintiff in the United States District Court, District of Massachusetts, against Vistaprint Limited, Vistaprint USA, Inc. and the Vertrue Defendants.

Among other allegations, the plaintiffs in each action claim that after ordering products on our Vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on Vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on Vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

In response to opposing motions filed by the plaintiffs and the Defendants, on December 11, 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all of the outstanding cases to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. As a result of the ruling of the Judicial Panel on Multidistrict Litigation, on March 2, 2009 four of the existing plaintiffs filed a Consolidated Complaint with the United States District Court for the Southern District of Texas.

On August 31, 2009, the United States District Court for the Southern District of Texas dismissed all of the claims against the Defendants and ruled on substantive grounds that the Defendants had not violated any of the statutes or common law claims cited by the plaintiffs. In September 2009, the plaintiffs filed an appeal with the U.S. Fifth Circuit Court of Appeals, and on August 23, 2010, the Court of Appeals affirmed the District Court's ruling and dismissal.

On June 26, 2009, Vistaprint Limited, our wholly owned subsidiary, and Vistaprint USA, Incorporated, a wholly owned subsidiary of Vistaprint Limited, together with sixteen other companies unaffiliated with Vistaprint Limited or Vistaprint USA, Incorporated, were named as defendants in a complaint for patent infringement by Soverain Software LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that the named defendants are infringing U.S. Patents 5,715,314, 5,909,492 and 7,272,639. Two of the asserted patents relate generally to network-based sales systems employing a customer computer, a shopping cart computer and a shopping cart database. The third patent relates generally to the use of session identifiers in connection with requests transmitted through a network between a client and a server. The plaintiff is seeking declarations that the patents at issue are valid and enforceable and that the defendants infringe the patents, as well as the entry of a preliminary and permanent injunction and damages. We are unable to express an opinion as to its likely outcome.

On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing U.S. patent 6,839,149, relating generally to systems and methods for processing electronic files stored in a page description language format, such as PDF. The plaintiff is seeking a declaration that the patent at issue is valid and enforceable, a declaration that Vistaprint Limited infringes, the entry of a preliminary and permanent injunction, and damages. We are unable to express an opinion as to its likely outcome.

We are not currently party to any other material legal proceedings. We are involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect our results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Item 4. ***Removed and Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The ordinary shares of Vistaprint N.V. are traded on the NASDAQ Global Select Market under the symbol "VPRT." The following table sets forth, for the periods indicated, the high and low sale price per share of our ordinary shares on The NASDAQ Global Select Market:

	High	Low
Fiscal 2009:		
First Quarter	$ 38.56	$ 24.46
Second Quarter	$ 34.42	$ 11.75
Third Quarter	$ 29.00	$ 15.25
Fourth Quarter	$ 44.75	$ 27.15
Fiscal 2010:		
First Quarter	$ 52.47	$ 38.88
Second Quarter	$ 59.92	$ 46.76
Third Quarter	$ 62.77	$ 50.58
Fourth Quarter	$ 61.85	$ 42.65

Holders

As of August 20, 2010, there were 15 holders of record of our ordinary shares.

Dividends

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business or for the repurchase of our shares.

Use of Proceeds

The registration statement on Form S-1 (File No. 333-125470) for the initial public offering of Vistaprint Limited common shares, par value $0.01 per share, was declared effective by the SEC on September 29, 2005. We received net proceeds of approximately $61.4 million (after underwriters' discounts of $4.6 million). We incurred additional, related expenses of approximately $1.6 million, resulting in proceeds, after expenses, to us of approximately $59.8 million. As of August 27, 2010, we had not utilized any of the net proceeds from the offering.

Issuer Purchases of Equity Securities

We acquired ordinary shares in satisfaction of employee tax withholding requirements in connection with the vesting of restricted shares. The table below shows all repurchases of securities by us during the three months ended June 30, 2010:

	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under publicly announced plans or programs
April 1, 2010 to April 30, 2010 . . .	5,434	$ 59.20	—	—
May 1, 2010 to May 31, 2010 . . .	28,068	49.68	—	—
June 1, 2010 to June 30, 2010 . .	2,220	47.87	—	—
Total	35,722	$ 51.01		

(1) The ordinary shares reflected in this column were withheld directly from issuance of ordinary shares to employees pursuant to vested restricted share units.

Information regarding our equity compensation plans and the securities authorized for issuance there under are set forth herein under Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," below.

Performance Graph

The following graph compares the cumulative total return to shareholders on Vistaprint N.V. ordinary shares relative to the cumulative total returns of the NASDAQ Composite index and the RDG Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our ordinary shares and in each of the indexes on September 30, 2005 and its relative performance is tracked through June 30, 2010.

COMPARISON OF 57 MONTH CUMULATIVE TOTAL RETURN*

Among Vistaprint N.V., the NASDAQ Composite Index
and the RDG Internet Composite Index


$350
$300
$250
$200
$150
$100
$50
$0
9/05
6/06
6/07
6/08
6/09
6/10
Vistaprint N.V.
NASDAQ Composite
RDG Internet Composite

*$100 invested on 9/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	9/30/05	6/30/06	6/30/07	6/30/08	6/30/09	6/30/10
Vistaprint N.V.	$ 100.00	$ 175.34	$ 250.82	$ 175.48	$ 279.67	$ 311.41
NASDAQ Composite.	100.00	101.73	124.45	108.32	86.25	100.27
RDG Internet Composite.	100.00	98.70	130.61	125.49	106.45	123.62

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data set forth below as of June 30, 2010 and 2009, and for the years ended June 30, 2010, 2009 and 2008 are derived from our audited financial statements and included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data as of June 30, 2008, 2007 and 2006 and for the years ended June 30, 2007 and 2006 are derived from our audited financial statements not included in this Annual Report on Form 10-K. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net income per ordinary share. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 670,035	$ 515,826	$ 400,657	$ 255,933	$ 152,149
Cost of revenue	240,195	191,944	154,122	89,971	49,858
Technology and development expense	78,387	60,921	44,828	27,176	15,628
Marketing and selling expense	216,574	159,143	127,975	87,887	51,174
General and administrative expense	58,031	42,236	32,572	23,694	16,624
Income from operations	76,848	61,582	41,160	27,205	18,865
Interest income	441	1,725	4,160	4,691	2,903
Other (expense) income, net	(1,491)	(803)	427	(45)	(494)
Interest expense	784	1,401	1,655	1,828	1,256
Income before income taxes	75,014	61,103	44,092	30,023	20,018
Income tax provision	7,273	5,417	4,261	2,880	783
Net income	$ 67,741	$ 55,686	$ 39,831	$ 27,143	$ 19,235
Net income attributable to shareholders:					
Basic	$ 67,741	$ 55,686	$ 39,831	$ 27,143	$ 16,889
Diluted	$ 67,741	$ 55,686	$ 39,831	$ 27,143	$ 19,235
Basic net income per share	$ 1.56	$ 1.29	$ 0.91	$ 0.64	$ 0.51
Diluted net income per share	$ 1.49	$ 1.25	$ 0.87	$ 0.60	$ 0.45
Weighted average shares outstanding—basic	43,365,872	43,330,166	43,913,119	42,445,991	33,147,287
Weighted average shares outstanding—diluted	45,336,561	44,634,191	46,016,364	45,364,257	42,624,689
Share-based compensation expense	$ 22,380	$ 19,473	$ 14,747	$ 8,765	$ 4,850

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Purchases of property, plant and equipment	$ (101,326)	$ (76,286)	$ (62,740)	$ (62,845)	$ (24,929)
Capitalization of software and website development costs	(6,516)	(7,168)	(5,696)	(4,189)	(2,656)
Depreciation and amortization	44,367	35,713	25,193	14,874	7,786
Cash flows provided by operating activities	153,701	120,051	87,731	54,240	34,637
Cash flows used in investing activities	(123,865)	(57,595)	(58,056)	(62,177)	(71,410)
Cash flows provided by (used in) financing activities	1,259	(31,243)	2,980	12,716	74,851

	As of June 30,				
	2010	2009	2008	2007	2006
			(In thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents	$ 162,727	$ 133,988	$ 103,145	$ 69,464	$ 64,653
Marketable securities	9,604	—	26,598	38,578	43,474
Property, plant and equipment, net	249,961	193,622	154,520	106,192	50,311
Total assets	477,889	369,549	315,952	234,853	171,392
Total long-term debt, net of current portion	—	10,465	19,507	21,772	23,046
Total shareholders' equity	376,114	285,534	242,505	176,060	123,984

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Executive Overview

In 2010, we reported 30% revenue growth to $670.0 million. Diluted earnings per share ("EPS") grew 19% to EPS of $1.49.

Our long-term goal is to continue to grow profitably and become the leading online provider of micro business marketing solutions. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to address marketing services demand by making available to our customers cost-effective solutions to grow their businesses. In order to accomplish this objective, we intend to execute on the following:

Provide "All Things Marketing" for Micro Businesses

We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By expanding the scope of our services and by improving the quality and selection of our products and services along with the customer experience, we intend to increase the amount of money our customers spend with us each year. During fiscal year 2010, we added personalized notebooks, mugs, on-line search profiles, new business card options, ladies' t-shirts, stickers, mailing labels and other offerings. We also acquired Soft Sight to support future entry into the custom embroidered product market. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract customers seeking a variety of products and services. Additionally, by continuing to improve our customer acquisition and retention marketing programs, our customer service, sales and design support, and our value proposition, we seek to increase the number of products purchased by each customer.

Expand Global Reach

For the fiscal year ended June 30, 2010, revenue generated from non-United States websites accounted for approximately 45% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in additional countries worldwide. We opened a European marketing office in Barcelona, Spain in January 2007 to focus on the implementation of our European growth initiatives. We completed construction of a production facility near Melbourne, Australia and launched our marketing office in Sydney, Australia in June 2010 to support our customers in Australia, New Zealand, Japan and Singapore. We also intend to continue geographic expansion of our marketing efforts and customer service capabilities and opened two new customer support and design centers that support European customers (one in Tunis, Tunisia, and the other in Berlin, Germany). In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content and products specific to local markets. During fiscal 2010 we launched websites in Austria, Portugal and Singapore.

Home & Family

Although we expect to maintain our primary focus on the micro business market, we believe that our customer support, sales and design services, and low production costs are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market, and we believe that the economies of scale provided by cross selling these products to our extensive micro business customer base, our large production order volumes and integrated design and production facilities will enable us to profitably grow our consumer business. During fiscal 2010, we launched or enhanced several products that appeal to home and family customers, including photo books, mugs, stickers, and premium wedding and holiday-themed content.

Recent Developments

On August 31, 2009, we effected the Change of Domicile, pursuant to which we effectively moved the place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Pursuant to the Change of Domicile, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V., Vistaprint Limited became a wholly owned subsidiary of Vistaprint N.V, and Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards.

On July 1, 2009, Robert Keane, our chief executive officer, relocated to a new office in Paris, France, which operates as Vistaprint SARL. Other activities that are or are planned to be located in our Paris headquarters include corporate strategy, talent development and corporate communications.

The Change of Domicile and the establishment of our Paris headquarters did not have and are not anticipated to have a material impact on how we conduct our day-to-day operations, consolidated effective tax rate or our financial position, results of operations or cash flows.

An independent foundation, Stichting Continuïteit Vistaprint (the "Foundation"), was established to safeguard the interests of Vistaprint and its shareholders and to assist in maintaining the Company's continuity and independence. On November 16, 2009, we entered into a Call Option Agreement with the Foundation pursuant to which the Foundation may acquire a number of our preferred shares up to a maximum of the total number of our ordinary shares then outstanding at an exercise price of €0.01 per share. The call option held by the Foundation is designed to provide a protective measure against unsolicited take-over bids for Vistaprint or other hostile threats through the issuance of preferred shares to the Foundation that would give the Foundation voting and dispositive power over up to 50% of our outstanding securities.

On December 30, 2009, we acquired 100% of the outstanding equity of Soft Sight, a privately-held developer of embroidery digitization software based in the United States, for $6.5 million in cash.

Soft Sight's proprietary software enables a customer's uploaded artwork to be automatically converted into embroidery stitch patterns for subsequent manufacturing. We plan to launch the new embroidered products to our customer base in fiscal 2011.

We assigned the value of the consideration transferred to acquire Soft Sight to the tangible assets and identifiable intangible assets acquired and liabilities assumed, on the basis of their fair values at the date of acquisition. The difference between the purchase price and the fair value of assets acquired and liabilities assumed was allocated to goodwill. This goodwill, totaling $4.2 million, relates to the potential synergies from the integration of the Soft Sight embroidery software capabilities into the Vistaprint product offering. The allocations recorded on our consolidated balance sheet as of June 30, 2010 included $2.6 million of intangible assets and a $1.1 million deferred tax liability.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). To apply these principles, we must make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In some instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. We refer to accounting estimates and judgments of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition. We generate revenue primarily from the sale and shipping of customized manufactured products, as well as from electronic services, website design and hosting, email marketing services and order referral fees. We recognize revenue arising from sales of products and services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, a product has been shipped or service rendered with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. For subscription services we recognize as revenue the fees we charge customers ratably over the term of the service arrangement. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Revenue is recognized net of discounts we offer to our customers as part of advertising campaigns. A reserve for sales returns and allowances is recorded as a reduction of revenue when we sell the initial product. We base our estimate for sales returns and allowances on historical experience or specific identification of an event necessitating a reserve.

Software and Website Development Costs. We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes. We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business.

Deferred income taxes are determined using the liability method. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement carrying values and the tax bases and are measured by applying currently enacted tax rates and laws to taxable years in which such differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine, among other things, whether an increase or decrease of a valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

We recognize, present and disclose in our financial statements uncertain tax positions we have taken, or we expect to take on a tax return, whereby we recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The unrecognized tax benefits will reduce our effective tax rate when recognized. Interest and penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results.

Share-Based Compensation. We measure compensation cost for share-based compensation at fair value, including estimated forfeitures, and recognize the expense as compensation expense over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period. We use the Black-Scholes option pricing model to measure the fair value of stock options. This model requires significant estimates related to the award's expected life and future stock price volatility of the underlying equity security. In determining the amount of expense to be recorded, we also are required to estimate forfeiture rates for awards, based on the probability that employees will complete the required service period. We estimate the forfeiture rate based on historical experience. If actual forfeitures differ significantly from our estimates, additional adjustments to compensation expense may be required in future periods.

Property, Plant and Equipment. We periodically evaluate the net realizable value of our property, plant and equipment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of potential impairment are present, the carrying value of the asset is evaluated in relation to the operating performance and estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Cash flow projections are based on trends of historical performance and our estimate of future performance.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Specific information regarding litigation we are involved in is included under "Item 3. *Legal Proceedings*."

Business Combinations. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset and the appropriate discount rates for a market participant. Assets recorded from the perspective of a market participant that are determined to not have economic use for us are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a transaction to acquire a business are expensed as incurred.

Intangible Assets. Intangible assets include intellectual property consisting primarily of patents, domain names and customer lists. We record acquired intangible assets at fair value on the date of acquisition and amortize such assets using the straight-line method over the asset's expected useful life, unless another method is deemed to be more appropriate. For patents developed internally, we capitalize costs incurred to obtain patents, including attorney fees, registration fees, consulting fees, and other expenditures directly related to securing the patent. The costs of pursuing others who are believed to infringe on the Company's patents, as well as costs of defending our patents against infringement claims, are expensed as incurred.

We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Goodwill. Goodwill is evaluated for impairment on an annual basis during the fiscal third quarter, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist.

Recently Issued Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 2—Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements."

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2010	2009	2008
As a percentage of revenue:			
Revenue	100.0%	100.0%	100.0%
Cost of revenue	35.8%	37.2%	38.5%
Technology and development expense	11.7%	11.8%	11.2%
Marketing and selling expense	32.3%	30.9%	31.9%
General and administrative expense	8.7%	8.2%	8.1%
Income from operations	11.5%	11.9%	10.3%
Interest income	0.1%	0.4%	1.0%
Other (expense) income, net	(0.2)%	(0.1)%	0.1%
Interest expense	0.2%	0.3%	0.4%
Income before income taxes	11.2%	11.9%	11.0%
Income tax provision	1.1%	1.1%	1.1%
Net income	10.1%	10.8%	9.9%

Fiscal Years Ended June 30, 2010, 2009 and 2008

In thousands

	Year Ended June 30,			2010-2009	2009-2008
	2010	2009	2008	% Change	% Change
Revenue	$ 670,035	$ 515,826	$ 400,657	30%	29%
Cost of revenue	$ 240,195	$ 191,944	$ 154,122	25%	25%
% of revenue	*35.8%*	*37.2%*	*38.5%*		

Revenue

We generate revenue primarily from the sale and shipment of customized manufactured products, as well as certain digital services, such as website design and hosting and email marketing services. We also generate revenue from order referral fees, revenue share and other fees paid to us by merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the merchants we offer to our customers on our website. Unlike tangible products that we offer, these third party referral offerings do not require physical production and have minimal corresponding direct cost of revenue. During the fiscal year ended June 30, 2010, we eliminated the third party membership discount program previously offered on our websites and terminated our relationship with our partner for these programs.

To understand our revenue trends, we monitor several key metrics including:

- *Website sessions.* A session is measured each time a computer user visits a Vistaprint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

- *Conversion rates.* The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.

- *Average order value.* Average order value is total bookings, which represents the value of total customer orders received on our websites, for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and profitability. While we continually seek and test ways to increase revenue, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are usual and expected. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Revenue increased 30% to $670.0 million, from fiscal 2009 to fiscal 2010, primarily due to increases in sales across our product and service offerings, as well as across geographies. The overall growth during this period was driven by increases in website sessions, which grew by 29% to 305.2 million, and increases in average order value, which grew by 6.8% to $35.12. Revenue from our non-United States websites accounted for 45% of total revenues for fiscal 2010 as compared to 39% of revenue during fiscal 2009 and the weaker U.S. dollar positively impacted our revenue growth rate by an estimated 200 basis points over the same period. These increases were partially offset by a decline in conversion rates of 10 basis points to 6.3% and a decrease in revenue from third-party referral fees which declined from approximately $25.9 million to $12.4 million over the same prior year period. Referral fee revenue from membership discount programs was approximately 3.9% of total revenues in fiscal 2009, but declined to 0.8% for fiscal 2010 as a result of the termination of the third-party membership discount programs in the second quarter of fiscal 2010 that were previously offered on our websites. We did not generate any revenues from third party membership discount programs in the second half of fiscal year 2010 and do not expect to generate any such revenues in the future. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Bookings from repeat customers accounted for 67% of total bookings for the year ended June 30, 2010 as compared to 66% of total bookings for the year ended June 30, 2009.

Revenue increased 29% to $515.8 million, from fiscal 2008 to fiscal 2009, primarily due to increases in sales of our micro business marketing products. The overall growth during this period was driven by increases in website sessions, conversion rates and a positive impact from new product and service offerings. During this period, our website sessions grew by 22% to 235.9 million, conversion rates grew by 50 basis points to 6.4% and our average order value remained constant at approximately $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Bookings from repeat customers increased from 64% of total bookings in fiscal 2008 to 66% of total bookings in fiscal 2009. Revenue from our non-United States websites accounted for 39% of total revenues for fiscal 2009 as compared to 38% of total revenue during fiscal 2008. In addition, our revenue growth rate was negatively impacted by an estimated 700 basis points resulting from a stronger U.S. dollar as compared to the prior fiscal year.

Cost of revenue

Cost of revenue includes materials used to manufacture our products, payroll and related expenses for production personnel, depreciation of assets used in the production process and in support of digital service offerings, shipping and postage costs, and other miscellaneous related costs of products sold by us.

The increase in cost of revenue from fiscal 2009 to fiscal 2010 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The decrease in cost of revenue as a percentage of revenue from fiscal 2009 to fiscal 2010 was primarily attributable to improved pricing agreements in relation to purchases of materials and shipping costs, productivity improvements at our manufacturing locations, and shifts in product mix including an increase in sales of digital services. These improvements were partially offset by a decrease in referral revenue and a strengthening of the Canadian dollar, which negatively impacted the raw material and labor costs of our Canadian production operations.

The increase in cost of revenue from fiscal 2008 to fiscal 2009 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The decrease in the cost of revenue as a percentage of total revenue for fiscal 2009 compared to fiscal 2008 was primarily driven by productivity improvements at our manufacturing locations, improved pricing agreements in relation to purchases of materials and a weaker Canadian dollar, which positively impacted the raw material and labor costs of our Canadian production operations. In addition, shifts in product mix, including an increase in sales of electronic services, partially offset by a decrease in referral revenue, contributed to a decrease in cost of revenue as a percentage of sales.

In thousands

	Year Ended June 30,			2010-2009	2009-2008
	2010	2009	2008	% Change	% Change
Technology and development expense	$ 78,387	$ 60,921	$ 44,828	29%	36%
% of revenue	*11.7%*	*11.8%*	*11.2%*		
Marketing and selling expense	$216,574	$159,143	$127,975	36%	24%
% of revenue	*32.3%*	*30.9%*	*31.9%*		
General and administrative expense	$ 58,031	$ 42,236	$ 32,572	37%	30%
% of revenue	*8.7%*	*8.2%*	*8.1%*		

Technology and development expense

Technology and development expense consists primarily of payroll and related expenses for software and manufacturing engineering, content development, amortization of capitalized software and website development costs, information technology operations, hosting of our websites, asset depreciation, patent amortization and miscellaneous technology infrastructure-related costs. Depreciation expense for information technology equipment that directly supports the delivery of our digital services products is included in cost of revenue.

The increase in our technology and development expenses of $17.5 million for fiscal 2010 as compared to fiscal 2009 was primarily due to increased payroll and benefit costs of $10.4 million associated with increased headcount in our technology development and information technology support organizations. At June 30, 2010, we employed 375 employees in these organizations compared to 302 employees at June 30, 2009. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting services expense of $2.4 million, increased third-party consulting services of $0.8 million, and increased other expenses of $3.0 million for fiscal 2010 as compared to fiscal 2009. Fiscal 2010 included $0.9 million of expense related to the abandonment of certain acquired intangibles recorded in conjunction with the Soft Sight acquisition that were measured at fair value based on the perspective of a market participant, but were determined not to have an economic use for Vistaprint and were abandoned.

The increase in our technology and development expenses of $16.1 million for fiscal 2009 as compared to fiscal 2008 was primarily due to increased payroll and benefit costs of $8.8 million and increased share-based compensation costs of $1.0 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2009, we employed 302 employees in these organizations compared to 239 employees at June 30, 2008. The increase in headcount has resulted in an increase in allocated overhead of $1.7 million compared to fiscal 2008. Allocated overhead consists primarily of facility-related expenses. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $3.4 million for fiscal 2009 as compared to fiscal 2008.

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in marketing, sales, customer support and public relations activities; and third party payment processor and credit card fees.

The increase in our marketing and selling expenses of $57.4 million for fiscal 2010 as compared to fiscal 2009 was driven primarily by increases of $39.5 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, and increases in payroll and benefits related costs of $12.9 million. During this period, we continued to expand our marketing organization and our design, sales and services centers including the addition of our facilities in Berlin, Germany and Tunis, Tunisia. At June 30, 2010, we employed 806 employees in these organizations compared to 609 employees at June 30, 2009. In addition, payment processing fees paid to third-parties increased by $2.8 million during fiscal 2010, as compared to fiscal 2009 due to increased order volumes.

The increase in our marketing and selling expenses of $31.2 million for fiscal 2009 as compared to fiscal 2008 was driven primarily by increases of $21.4 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $5.4 million, and increased share-based compensation costs of $0.3 million. During this period, we continued to expand our total marketing organization and design, sales and customer support operations. At June 30, 2009, we employed 609 employees in these organizations compared to 594 employees at June 30, 2008.

General and administrative expense

General and administrative expense consists primarily of general corporate costs, including third party professional fees and payroll and related expense of employees involved in finance, legal, human resource and general executive management. Third party professional fees include finance, legal, human resources, and insurance.

The increase in our general and administrative expenses of $15.8 million for fiscal 2010 as compared to fiscal 2009 was primarily due to increased payroll and benefit costs of $8.0 million resulting from the continued growth of our executive management, finance, legal and human resource organizations to support our expansion and growth, and increased third-party professional fees of $5.6 million related to ongoing litigation, the execution of our change of domicile to the Netherlands, and other general and administrative activities including recruitment. At June 30, 2010, we employed 199 employees in these organizations compared to 141 employees at June 30, 2009. The increase in headcount has resulted in an increase in allocated overhead of $1.1 million as compared to fiscal 2009.

The increase in our general and administrative expenses of $9.7 million for fiscal 2009 as compared to fiscal 2008 was primarily due to increased share-based compensation costs of $3.5 million, increased payroll and benefit costs of $3.4 million, and increased third party professional fees of $2.9 million. At June 30, 2009, we employed 141 employees in these organizations compared to 132 employees at June 30, 2008.

Interest income

Interest income, which consists of interest income earned on cash, cash equivalents and investments, was $0.4 million, $1.7 million and $4.2 million during fiscal 2010, 2009 and 2008, respectively. The change in each year was primarily due to lower interest rate yields despite increased cash and investments balances.

Other (expense) income, net

Other (expense) income, net, which primarily consists of gains and losses from currency transactions or revaluation, was $1.5 million of expense, $0.8 million of expense and $0.4 million of income for fiscal 2010, 2009 and 2008, respectively. Increases and decreases in other (expense) income, net are due to changes in currency exchange rates on transactions or balances denominated in currencies other than the functional currency of our subsidiaries.

Interest expense

Interest expense, which consists of interest and penalties paid to financial institutions on outstanding balances on our credit facilities, was $0.8 million, $1.4 million and $1.7 million in fiscal 2010, 2009 and 2008, respectively. The decrease each year was due to a decrease in the outstanding principal on our bank loans as compared to the prior year period. As a result of the early repayment of $5.9 million of our euro revolving credit agreement, we incurred $0.1 million in prepayment penalties for fiscal 2010.

Income tax provision

In thousands

	Year Ended June 30,		
	2010	2009	2008
Income tax provision	$ 7,273	$ 5,417	$ 4,261
Effective tax rate	*9.7%*	*8.9%*	*9.7%*

Income tax expense was $7.3 million, $5.4 million, and $4.3 million for fiscal 2010, 2009, and 2008, respectively. The increase in the effective tax rate for fiscal 2010 as compared to fiscal 2009 is primarily attributable to the expiration of the U.S. federal research and development tax credit offset by the benefit associated with geographic earnings mix.

The decrease in the effective tax rate in fiscal 2009 as compared to fiscal 2008 is due to a geographic shift in profits, resulting in increased profits residing in jurisdictions with lower tax rates.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:
In thousands

	Years Ended June 30,		
	2010	2009	2008
Purchases of property, plant and equipment	$ (101,326)	$ (76,286)	$ (62,740)
Capitalization of software and website development costs	(6,516)	(7,168)	(5,696)
Depreciation and amortization	44,367	35,713	25,193
Cash flows provided by operating activities	153,701	120,051	87,731
Cash flows used in investing activities	(123,865)	(57,595)	(58,056)
Cash flows provided by (used in) financing activities	1,259	(31,243)	2,980

At June 30, 2010, we had $162.7 million of cash and cash equivalents primarily consisting of money market funds and $9.6 million of marketable securities with maturities less than one year consisting of corporate debt securities, U.S. government and agency securities and certificates of deposit. During fiscal 2010, we financed our operations primarily through internally generated cash flows from operations. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital, long-term debt and capital expenditure requirements for the foreseeable future.

Operating Activities. Cash provided by operating activities in fiscal 2010 was $153.7 million and consisted of net income of $67.7 million, positive adjustments for non-cash items of $62.2 million and $23.7 million provided by working capital and other activities. Adjustments for non-cash items included $44.4 million of depreciation and amortization expense on property, plant and equipment and software and website development costs, $22.4 million of share-based compensation expense, $0.9 million for the write off of intangible assets acquired in a business acquisition and $0.5 million from the loss on sale, disposal, or impairment of long-lived assets, offset by $6.3 million of tax benefits derived from share-base compensation. The change in working capital and other activities, excluding the impact of an acquisition, primarily consisted of an increase of $19.7 million in accrued expenses and other liabilities, an increase of $6.2 million in accounts payable, and a decrease of $3.8 million in prepaid expenses and other assets. This was partially offset by an increase of $3.7 million in accounts receivable and an increase of $2.2 million in inventory. The increase in accrued expenses and other liabilities is driven primarily by increases in accrued payroll and benefit costs $5.5 million, increases in tax liabilities including indirect taxes of $5.2 million related to indirect taxes to be remitted on sales, and increases in accrued marketing and shipping expenses of $2.9 million and $0.6 million, respectively.

Cash provided by operating activities in fiscal 2009 was $120.1 million and consisted of net income of $55.7 million, positive adjustments for non-cash items of $42.9 million and $21.4 million provided by working capital and other activities. Adjustments for non-cash items included $35.7 million of depreciation and amortization expense on property and equipment and software and website development costs, $19.5 million of share-based compensation expense and $1.9 million of loss on disposal or impairment of long-lived assets, offset by $4.5 million of deferred taxes, and $9.6 million of tax benefits derived from share-based compensation. Working capital and other activities primarily consisted of an increase of $24.8 million in accrued expenses and other liabilities, an increase of $3.1 million in accounts payable, and a decrease of $0.3 million in accounts receivable. This was partially offset by an increase of $4.9 million in prepaid expenses and other assets and an increase of $1.9 million in inventory.

Investing Activities. Cash used in investing activities in fiscal 2010 of $123.9 million was attributable primarily to capital expenditures of $101.3 million, purchases of marketable securities of $9.8 million, the purchase of Soft Sight, net of cash acquired, for $6.5 million, capitalized software and website development costs of $6.5 million, offset by proceeds from the sale of equipment of $0.2 million, and maturities of marketable securities of $0.1 million. Capital expenditures of $61.7 million were related to purchase of land and facilities, $23.1 million were related to the purchase of manufacturing equipment for our production facilities, and $16.5 million were related to purchases of other assets including information technology infrastructure and office equipment.

Cash used in investing activities in fiscal 2009 of $57.6 million was attributable primarily to capital expenditures of $76.3 million and by capitalized software and website development costs of $7.2 million, offset by net sales of marketable securities of $25.9 million. Capital expenditures of $30.9 million were related to the purchase of production equipment for our printing facilities, $34.9 million were related to construction and land acquisition costs at our production facilities and $10.5 million were related to purchases of information technology and facility related assets.

Financing Activities. Cash provided by financing activities in fiscal 2010 of $1.3 million was primarily attributable to the issuance of ordinary shares pursuant to share option exercises of $15.0 million and tax benefits derived from shared-based compensation awards of $6.3 million. This was offset by payments in connection with our loan agreements of $13.8 million, including the final balloon payment on our original Canadian credit agreement of $6.0 million and payment of the remaining principal balance of the euro revolving credit agreement in the Company's Dutch subsidiary in the amount of $5.9 million. We also used $6.1 million to pay minimum withholding taxes related to the vesting of restricted share units ("RSUs") granted and ordinary shares withheld under our equity incentive plans.

Cash used in financing activities in fiscal 2009 of $31.2 million was primarily attributable to the repurchase of 2,554,302 common shares for $45.5 million, payments in connection with our bank loans of $3.2 million and the use of $4.2 million to pay minimum withholding taxes related to the vesting of RSUs granted under our equity incentive plans, partially offset by the issuance of ordinary shares pursuant to share option exercises of $12.1 million and $9.6 million of tax benefits derived from share-based compensation awards.

Contractual Obligations

Contractual obligations at June 30, 2010 are as follows:
In thousands

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations (1)	$ 5,222	$ 5,222	$ —	$ —	$ —
Operating lease obligations	46,155	7,170	13,528	13,187	12,270
Total (2)	$ 51,377	$ 12,392	$ 13,528	$ 13,187	$ 12,270

(1) Debt obligations exclude amounts payable for interest.
(2) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $2.3 million as of June 30, 2010 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 10—Income Taxes."

Long-Term Debt. During the second quarter of fiscal 2010, the remaining balance of our euro revolving credit agreement and the final balloon payment on our original Canadian credit agreement were paid in the amounts of $6.1 million and $6.0 million, respectively.

In December 2005, we amended our original Canadian credit agreement to include an additional $10.0 million equipment term loan. The borrowings were used to finance printing equipment purchases for the Windsor production facility. The loan is payable in monthly installments, which began December 1, 2006 and continue through 2010, plus interest, with the remaining balance of $4.7 million to be paid in December 2010. As of June 30, 2010, the interest rates on the amended Canadian credit agreement range from 7.82% to 8.50% and there was $5.2 million outstanding under this term loan.

Operating Leases. We rent office space under operating leases expiring on various dates through 2018. Future rental payments required under our leases are an aggregate of approximately $46.2 million. The terms of the individual lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amount of $0.8 million and $0.7 million, respectively.

Purchase Commitments. At June 30, 2010, we had unrecorded commitments under contracts to expand our Canadian production facility of approximately $1.4 million, and commitments under contract for site development and construction of our Jamaican customer support and design center of approximately $2.9 million. We also had unrecorded commitments under contracts at June 30, 2010 to purchase production equipment for our Dutch and Australian production facilities of approximately $1.3 million and $0.3 million, respectively.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash equivalents and marketable securities that at June 30, 2010 consisted of money market funds, certificates of deposit, corporate debt securities, U.S government and agency securities, and a long-term investment in a municipal auction rate security. These cash equivalents and marketable securities are held for working capital purposes and we do not enter into investments for trading or speculative purposes. Our fixed rate interest bearing securities could decline in value if interest rates rise. Due to the nature of our investments, we do not believe we have a material exposure to interest rate risk.

Currency Exchange Rate Risk. As we conduct business in multiple international currencies through our worldwide operations but report our financial results in U.S. dollars, we are affected by fluctuations in exchange rates of such currencies versus the U.S. dollar as follows:

- *Translation of our non-U.S. dollar revenues and expenses:* Revenue and related expenses generated in currencies other than the U.S. dollar could result in higher or lower net income when, upon consolidation, those transactions are translated to U.S. dollar. When the value or timing of revenue and expenses in a given currency are materially different, we may be exposed to significant impacts on our net income.

- *Remeasurement of monetary assets and liabilities:* Transaction gains and losses generated from remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other (expense) income, net on the consolidated statements of income. Our subsidiaries have intercompany accounts that are eliminated in consolidation, and cash and cash equivalents denominated in various currencies that expose us to fluctuations in currency exchange rates. We considered the historical trends in currency exchange rates. A hypothetical 10% change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10% against the functional currency of our subsidiaries would have resulted in a decrease of $0.7 million and $1.6 million on our income before income taxes for the fiscal years 2010 and 2009, respectively.

- *Translation of our non-U.S. dollar assets and liabilities:* Each of our subsidiaries translates their assets and liabilities to U.S. dollars at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive (loss) income on the balance sheet. Fluctuations in exchange rates can materially impact the carrying value of our assets and liabilities.

Foreign currency transaction (losses) gains included in other (expense) income, net for the years ended June 30, 2010, 2009 and 2008 were $(1,491), $(803) and $427, respectively.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited the accompanying consolidated balance sheets of Vistaprint N.V. (previously Vistaprint Limited)("the Company") as of June 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vistaprint N.V. at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vistaprint N.V.'s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 27, 2010

VISTAPRINT N.V.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2010	June 30, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 162,727	$ 133,988
Marketable securities	9,604	—
Accounts receivable, net of allowances of $53 and $172, respectively	9,389	5,672
Inventory	6,223	4,384
Prepaid expenses and other current assets	15,059	12,819
Total current assets	203,002	156,863
Property, plant and equipment, net	249,961	193,622
Software and web site development costs, net	6,426	6,754
Deferred tax assets	7,277	7,035
Other assets	11,223	5,275
Total assets	$ 477,889	$ 369,549
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 16,664	$ 11,347
Accrued expenses	65,609	43,724
Deferred revenue	4,138	3,393
Current portion of long-term debt	5,222	8,349
Total current liabilities	91,633	66,813
Deferred tax liabilities	3,151	1,637
Other liabilities	6,991	5,100
Long-term debt	—	10,465
Total liabilities	101,775	84,015
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Ordinary shares, par value €0.01 per share, 120,000,000 shares authorized; 49,891,244 and 49,175,223 shares issued and 43,855,164 and 42,805,811 shares outstanding, respectively	698	688
Treasury shares, at cost, 6,036,080 and 6,369,412 shares, respectively	(29,637)	(29,881)
Additional paid-in capital	249,153	212,221
Retained earnings	166,525	98,784
Accumulated other comprehensive (loss) income	(10,625)	3,722
Total shareholders' equity	376,114	285,534
Total liabilities and shareholders' equity	$ 477,889	$ 369,549

See accompanying notes.

Form 10-K

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended June 30,		
	2010	2009	2008
Revenue	$ 670,035	$ 515,826	$ 400,657
Cost of revenue (1)	240,195	191,944	154,122
Technology and development expense (1)	78,387	60,921	44,828
Marketing and selling expense (1)	216,574	159,143	127,975
General and administrative expense (1)	58,031	42,236	32,572
Income from operations	76,848	61,582	41,160
Interest income	441	1,725	4,160
Other (expense) income, net	(1,491)	(803)	427
Interest expense	784	1,401	1,655
Income before income taxes	75,014	61,103	44,092
Income tax provision	7,273	5,417	4,261
Net income	$ 67,741	$ 55,686	$ 39,831
Basic net income per share	$ 1.56	$ 1.29	$ 0.91
Diluted net income per share	$ 1.49	$ 1.25	$ 0.87
Weighted average shares outstanding—basic	43,365,872	43,330,166	43,913,119
Weighted average shares outstanding—diluted	45,336,561	44,634,191	46,016,364

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2010	2009	2008
Cost of revenue	$ 840	$ 745	$ 755
Technology and development expense	5,790	5,053	4,108
Marketing and selling expense	4,965	4,021	3,722
General and administrative expense	10,785	9,654	6,162

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at June 30, 2007	47,972	$ 672	(4,500)	$ —	$ 169,400	$ 4,066	$ 1,922	$ 176,060
Cumulative effect adjustment for accrued sabbatical						(799)		(799)
Issuance of ordinary shares due to share option exercises	628	8			8,313			8,321
RSUs awarded, net of shares withheld for taxes	179	3			(3,394)			(3,391)
Tax benefits of employee share transactions					1,301			1,301
Share-based compensation expense					15,012			15,012
Comprehensive income:								
Net income						39,831		39,831
Foreign currency translation							6,209	6,209
Unrealized loss on marketable securities							(39)	(39)
Total comprehensive income								46,001
Balance at June 30, 2008	48,779	$ 683	(4,500)	$ —	$ 190,632	$ 43,098	$ 8,092	$ 242,505
Issuance of ordinary shares due to share option exercises	807	11			12,056			12,067
RSUs awarded, net of shares withheld for taxes	359	5	(85)	(2,818)	(1,363)			(4,176)
Tax benefits of employee share transactions					9,603			9,603
Share-based compensation expense					19,737			19,737
Repurchase of shares	(770)	(11)	(1,784)	(27,063)	(18,444)			(45,518)
Comprehensive income:								
Net income						55,686		55,686
Foreign currency translation							(4,382)	(4,382)
Unrealized gain on marketable securities							12	12
Total comprehensive income								51,316
Balance at June 30, 2009	49,175	$ 688	(6,369)	$(29,881)	$ 212,221	$ 98,784	$ 3,722	$ 285,534

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (CONTINUED) (in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at June 30, 2009	49,175	$ 688	(6,369)	$ (29,881)	$ 212,221	$ 98,784	$ 3,722	$ 285,534
Issuance of ordinary shares due to share option exercises	633	9	151	721	14,247			14,977
RSUs awarded, net of shares withheld for taxes	83	1	182	(477)	(5,666)			(6,142)
Tax benefits of employee share transactions					6,272			6,272
Share-based compensation expense					22,079			22,079
Comprehensive income:								
Net income						67,741		67,741
Foreign currency translation							(14,368)	(14,368)
Unrealized gain on cash flow hedge, net of tax							49	49
Unrealized loss on marketable securities							(28)	(28)
Total comprehensive income								53,394
Balance at June 30, 2010	49,891	$ 698	(6,036)	$ (29,637)	$ 249,153	$ 166,525	$ (10,625)	$ 376,114

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2010	2009	2008
Operating activities			
Net income	$ 67,741	$ 55,686	$ 39,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	44,367	35,713	25,193
Abandonment of intangible assets acquired in a business acquisition	920	—	—
Loss on sale, disposal, or impairment of long-lived assets	535	1,892	133
Amortization of premiums and discounts on short-term investments	127	—	—
Share-based compensation expense	22,380	19,473	14,747
Tax benefits derived from share-based compensation awards	(6,272)	(9,603)	(1,301)
Deferred taxes	179	(4,538)	(2,029)
Changes in operating assets and liabilities, excluding the effect of an acquisition:			
Accounts receivable	(3,727)	276	(1,257)
Inventory	(2,224)	(1,921)	(1,309)
Prepaid expenses and other assets	3,792	(4,879)	(2,173)
Accounts payable	6,176	3,148	2,439
Accrued expenses and other liabilities	19,707	24,804	13,457
Net cash provided by operating activities	153,701	120,051	87,731
Investing activities			
Purchases of property, plant and equipment	(101,326)	(76,286)	(62,740)
Proceeds from sale of equipment	177	—	—
Business acquisition, net of cash acquired	(6,496)	—	—
Purchases of marketable securities	(9,804)	(6,078)	(49,487)
Sales and maturities of marketable securities	100	31,937	61,117
Purchase of intangible assets	—	—	(1,250)
Capitalization of software and website development costs	(6,516)	(7,168)	(5,696)
Net cash used in investing activities	(123,865)	(57,595)	(58,056)
Financing activities			
Repayments of long-term debt	(13,848)	(3,219)	(3,251)
Payment of withholding taxes in connection with vesting of restricted share units	(6,142)	(4,176)	(3,391)
Repurchase of ordinary shares	—	(45,518)	—
Tax benefits derived from share-based compensation awards	6,272	9,603	1,301
Proceeds from issuance of shares	14,977	12,067	8,321
Net cash provided by (used in) financing activities	1,259	(31,243)	2,980
Effect of exchange rate changes on cash	(2,356)	(370)	1,026
Net increase in cash and cash equivalents	28,739	30,843	33,681
Cash and cash equivalents at beginning of period	133,988	103,145	69,464
Cash and cash equivalents at end of period	$ 162,727	$ 133,988	$ 103,145

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended June 30,		
	2010	2009	2008
Cash paid during the period for:			
Interest	$ 883	$ 1,391	$ 1,635
Income taxes	1,573	3,021	1,841
Supplemental disclosure of noncash investing and financing activities:			
Cumulative effect of adoption of accounting for sabbatical leave (see Note 2)	—	—	799

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2010, 2009 and 2008
(in thousands, except share and per share data)

1. Description of the Business

The Vistaprint group of companies (the "Company") offers micro businesses the ability to market their businesses with a broad range of brand identity and promotional products, marketing services and digital solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated production facilities, the Company offers a broad spectrum of products ranging from business cards, website hosting, brochures and invitations to marketing and creative services. The Company focuses on serving the marketing, graphic design and printing needs of the micro business market, generally businesses or organizations with fewer than 10 employees, often fewer than 5. The Company also provides personalized products and services to the consumer market.

Change of Domicile

On August 31, 2009, the Company moved the place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (*nammlooze vennootschap)* under the laws of the Netherlands and pursuant to a scheme of arrangement under Bermuda law approved by the common shareholders of Vistaprint Limited, among other things, each common share of Vistaprint Limited was exchanged for one ordinary share of Vistaprint N.V.

As a result of the scheme of arrangement and the share exchange transaction, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint Limited became a wholly owned subsidiary of Vistaprint N.V. The par value of the Company's common shares increased from $0.001 per share to €0.01 per share (or $0.014 based on an exchange rate in effect on August 31, 2009). In connection with consummation of the scheme of arrangement, Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards. Additionally, 120,000,000 preferred shares with a par value of €0.01 per share were authorized, of which no preferred shares are issued or outstanding.

An independent foundation, Stichting Continuïteit Vistaprint (the "Foundation"), was established to safeguard the interests of the Company and its stakeholders and to assist in maintaining the Company's continuity and independence. On November 16, 2009, Vistaprint N.V. entered into a Call Option Agreement with the Foundation pursuant to which the Foundation may acquire a number of Vistaprint N.V.'s preferred shares up to a maximum of the total number of Vistaprint N.V.'s ordinary shares then outstanding at an exercise price of €0.01 per share. The call option held by the Foundation is designed to provide a protective measure against unsolicited take-over bids for the Company or other hostile threats through the issuance of preferred shares to the Foundation that would give the Foundation voting and dispositive power over up to 50% of Vistaprint N.V.'s outstanding securities. The Company has determined it is the primary beneficiary of the Foundation and therefore has included the Foundation in its consolidated financial statements.

The change of domicile described above (the "Change of Domicile") was accounted for as a merger between entities under common control and as a result all historical share information has been restated to reflect its impact. The historical financial statements of Vistaprint Limited for periods prior to this transaction are considered to be the historical financial statements of Vistaprint N.V. Both the Change of Domicile and the consolidation of the Foundation have not had and are not expected to have a material impact on how Vistaprint conducts its day-to-day operations, its financial position, consolidated effective tax rate, results of operations or cash flows.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Vistaprint N.V., its wholly owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, intangibles and internally-developed software, valuation of acquired intangibles and goodwill, share-based compensation, income taxes and litigation and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of assets and liabilities. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of money market funds. Cash and cash equivalents restricted under terms of the Company's facility leases and other financing arrangements were $2,005 and $2,315 as of June 30, 2010 and 2009, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Marketable securities, when held, consist primarily of investment-grade corporate bonds, U.S. government agency issues, and certificates of deposit. The Company's marketable securities are classified as "available-for-sale securities" and carried at fair value, with the unrealized gains and losses reported as a separate component of accumulated other comprehensive (loss) income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

At June 30, 2010 and 2009, the Company held one auction rate security as a result of failed auctions in fiscal year 2009 and 2010. The Company has the intent and the ability to hold the asset until the anticipated recovery period which it believes will be more than twelve months. As such, during fiscal year 2010 and 2009 the asset which had a fair value of $660 and $760, net of an unrealized loss of $40, has been classified as long-term and included in other assets on the accompanying consolidated balance sheets. All other marketable securities as of June 30, 2010 had an original maturity of less than one year.

The Company reviews its investments for other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. There were no other-than-temporary impairments during the years ended June 30, 2010, 2009, and 2008.

Cash, cash equivalents and marketable securities as of June 30, 2010 consisted of the following:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$ 162,727	$ —	$ 162,727
Marketable securities:			
Corporate debt securities	6,772	(27)	6,745
U.S government and agency securities	1,900	—	1,900
Certificates of Deposit	960	(1)	959
Total current marketable securities	9,632	(28)	9,604
Municipal auction rate security	700	(40)	660
Total long-term marketable securities	700	(40)	660
Total cash and cash equivalents and marketable securities	$ 173,059	$ (68)	$ 172,991

Cash, cash equivalents and marketable securities as of June 30, 2009 consisted of the following:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$ 133,988	$ —	$ 133,988
Marketable security:			
Municipal auction rate security	800	(40)	760
Total long-term marketable security	800	(40)	760
Total cash, cash equivalents and marketable security	$ 134,788	$ (40)	$ 134,748

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the currency exchange rate exposure of a net investment in an operation that is not denominated in U.S. dollars. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges of forecasted purchases is recorded in Accumulated Other Comprehensive Income ("AOCI"). The gains and losses will be reclassified into earnings in the same period that the hedged item affects earnings. The ineffective portion of the change in fair value of derivatives, as well as amounts excluded from the assessment of hedge effectiveness, if any, are recognized directly in earnings.

Inventories

Inventories consist primarily of raw materials, and are recorded at the lower of cost or market value using a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

Software and Web Site Development Costs

The Company capitalizes eligible salaries and payroll-related costs of employees who devote time to the development of internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Amortization expense in connection with the development of software for internal use in the years ended June 30, 2010, 2009 and 2008 was $6,780, $5,762 and $4,118, respectively, resulting in accumulated amortization of $12,205 and $12,835 at June 30, 2010 and 2009, respectively.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received by the Company are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the shorter of their expected useful life or the life of the lease, excluding renewal periods.

Business Combinations

The Company assigns the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The Company assesses the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset and the appropriate discount rates for a market participant. Assets recorded from the perspective of a market participant that are determined to not have economic use for the Company are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a transaction to acquire a business are expensed as incurred.

Intangible Assets

The Company pursues patent protection for its intellectual property. The Company has patents and patent applications pending with European, United States and other patent offices, related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the estimated useful life of the patent. The costs of pursuing others who are believed to infringe on the Company's patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

The Company records acquired intangible assets at fair value on the date of acquisition and amortizes such assets using the straight-line method over the expected useful life of the asset, unless another amortization method was deemed to be more appropriate. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Estimated future intangible asset amortization expense for the next five fiscal years based on balances at June 30, 2010 is $843, $810, $626, $301, and $56, respectively.

Long-Lived Assets

The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, excluding goodwill, may warrant revision or that the carrying value of these assets may not be recoverable. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. For the fiscal years ended June 30, 2010, 2009 and 2008 the Company recorded impairment charges on capitalized software and website development costs of $64, $32 and $39, respectively.

For the fiscal years ended June 30, 2010 and 2009 the Company recorded impairment charges on long-lived assets of $450 and $1,331, respectively. Of these amounts, $307 and $589 relate to equipment purchased for a project to automate a portion of the production workflow in the Windsor, Ontario facility that is no longer considered viable, and are included in cost of revenue in the accompanying consolidated statements of income for the fiscal years ended June 30, 2010 and 2009, respectively. The remaining charges of $143 and $742 have been included in technology and development expense in the accompanying consolidated statements of income for the fiscal years ended June 30, 2010 and 2009, respectively.

Goodwill

The difference between the purchase price and the fair value of assets acquired and liabilities assumed in a business combination is allocated to goodwill. Goodwill is evaluated for impairment on an annual basis during the fiscal third quarter, or earlier if impairment indicators are present. As of June 30, 2010, goodwill of $4,168 related to the acquisition of Soft Sight (Item 8 of Part II, "Financial Statements and Supplementary Data—Note 5—Acquisition of Soft Sight, Inc.") was included in other assets on the accompanying balance sheet. The Company's annual impairment test concluded that there is no impairment of goodwill, and there have been no indications of impairment that would require an updated analysis as of June 30, 2010.

Form 10-K

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, marketable securities, derivative instruments, accounts receivable, accounts payable, debt and accrued expenses approximate fair value due to the short period of time to maturity of those instruments.

The Company uses a three-level valuation hierarchy for measuring fair value and expands financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1:* Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3:* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Revenue Recognition

The Company generates revenue primarily from the sale and shipping of customized manufactured products, as well as providing electronic services, website design and hosting, email marketing services and order referral fees. The Company recognizes revenue arising from sales of products and services when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or service rendered with no significant post-delivery obligations on the Company's part, the net sales price is fixed or determinable and collectability is reasonably assured. For subscription services the Company recognizes revenue for the fees charged to customers ratably over the term of the service arrangement. Revenue is recognized net of discounts the Company offers to its customers as part of advertising campaigns. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Sales and purchases in jurisdictions which are subject to indirect taxes, such as value added tax ("VAT"), are recorded net of tax collected and paid as the Company acts as an agent for the government.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising expense for the years ended June 30, 2010, 2009 and 2008 was $135,675, $95,378 and $73,699, respectively, and is included in marketing and selling expense.

Research and Development Expense

Research and development costs are expensed as incurred. Research and development expense for the years ended June 30, 2010, 2009 and 2008 was $8,501, $7,069 and $6,144, respectively and is included in technology and development expense.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is composed of net income, unrealized gains and losses on marketable securities and derivatives, and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity and comprehensive income.

The components of accumulated other comprehensive (loss) income were as follows:

	June 30,	
	2010	2009
Cumulative translation adjustments	$ (10,606)	$ 3,762
Unrealized gain on cash flow hedge, net of tax of $22	49	—
Unrealized loss on marketable securities	(68)	(40)
Accumulated other comprehensive (loss) income	$ (10,625)	$ 3,722

Income Taxes

The Company makes estimates and judgments in determining income tax expense, and in the calculation of tax assets and liabilities. The Company's corporate tax rate is a combination of the tax rates of the jurisdictions where it conducts business.

Deferred income taxes are determined using the liability method. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement carrying values and the tax bases and are measured by applying currently enacted tax rates and laws to taxable years in which such differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. The Company regularly reviews its deferred tax assets for recoverability and estimates a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Judgment is required to determine, among other things, whether an increase or decrease of a valuation allowance is warranted. The Company will increase the valuation allowance if it operates at a loss or is unable to generate sufficient future taxable income. Any changes in the valuation allowance could affect the Company's tax expense, financial position and results of operations.

The Company recognizes, presents and discloses in its financial statements uncertain tax positions it has taken, or expects to take on a tax return, whereby the Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The unrecognized tax benefits will reduce the Company's effective tax rate when recognized. Interest and penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on the Company's financial condition and operating results.

Foreign Currency Translation

The Company's Dutch, Spanish, French, German and Tunisian subsidiaries have the euro as their functional currency, the Swiss subsidiary has the Swiss franc as its functional currency, the Australia subsidiary has the Australian dollar as its functional currency and Vistaprint N.V. and all other consolidated entities have the U.S. dollar as their functional currency. Non-U.S. dollar functional currency subsidiaries translate their assets and liabilities denominated in their functional currency at current rates of exchange in effect at the balance sheet date, and revenues and expenses are translated at rates prevailing on the day of the transaction. The resulting gains and losses from translation are included as a component of other comprehensive income. Transaction gains and losses and re-measurement of assets and liabilities denominated in currencies other than an entities functional currency are included in other (expense) income, net. Foreign currency transaction (losses) gains included in other (expense) income, net for the years ended June 30, 2010, 2009 and 2008 were $(1,491), $(803) and $427, respectively.

Treasury Shares

Treasury shares are accounted for under the cost method and included as a component of shareholders' equity. Treasury shares are used to fulfill certain share option exercises and restricted share unit vesting, and may in the future be used for acquisitions.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the fiscal period. Diluted net income per share gives effect to all potentially dilutive securities, including share options and restricted share units ("RSUs") using the treasury stock method. Ordinary share equivalents of 259,398, 2,096,825 and 864,968 were excluded from the determination of potentially dilutive shares for the years ended June 30, 2010, 2009 and 2008, respectively, due to their anti-dilutive effect.

The following table sets forth the reconciliation of the weighted-average number of ordinary shares:

	Year Ended June 30,		
	2010	2009	2008
Weighted average shares outstanding, basic	43,365,872	43,330,166	43,913,119
Weighted average shares issuable upon exercise/vesting of outstanding share options/RSUs	1,970,689	1,304,025	2,103,245
Shares used in computing diluted net income per share	45,336,561	44,634,191	46,016,364

Share-Based Compensation

At June 30, 2010, the Company had three share-based compensation plans (see Part II, Item 8, "Financial Statements and Supplementary Data – Note 8 – Shareholders' Equity"). The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Supervisory Board or Management Board on the date of grant. For all share option grants in fiscal years 2010 and prior, the exercise price has been equal to the closing price on the date of grant. For all restricted share unit grants in fiscal years 2010 and prior, the grant date fair value has been equal to the closing price on the date of grant.

The Company recorded share-based compensation costs of $22,380, $19,473 and $14,747 for the years ended June 30, 2010, 2009 and 2008, respectively. Share-based compensation costs capitalized as part of software and website development costs were $530, $994 and $697 for the years ended June 30, 2010, 2009 and 2008, respectively.

At June 30, 2010, there was $36,400 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements, net of estimated forfeitures. This cost is expected to be recognized over a weighted average period of 2.3 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. For option awards in fiscal year 2010 and 2009, expected volatility is based upon historical volatility of the Company. For years prior to fiscal 2009, expected volatilities were based upon historical volatilities of guideline companies since the Company did not have sufficient history as a publicly traded company. The expected life of options granted represents the period of time that options granted are expected to be outstanding. For option awards in fiscal year 2010 and 2009, the Company used its historical experience to estimate the expected life of options granted. For years prior to fiscal 2009, expected lives used by guideline companies were used to estimate the expected life of options granted. The Company uses historical data to estimate employee terminations and resulting forfeiture rates within the option pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of restricted share grants is based upon the closing trading value of the Company's shares on the date of grant and recognized using the straight-line recognition method. Weighted-average assumptions used for option grants in 2010, 2009 and 2008 are as follows:

	Year Ended June 30,		
	2010	2009	2008
Risk-free interest rate	2.03%	1.48%	3.75%
Expected dividend yield	0%	0%	0%
Expected life (years)	4.92	3.94	4.25
Expected volatility	57%	58%	52%
Weighted average fair value of options granted	$ 24.34	$ 14.06	$ 15.82
Weighted average fair value of restricted share units granted	$ 51.06	$ 28.37	$ 33.22

As part of the financial reporting process for the second quarter of fiscal 2010, the Company became aware that the widely used third-party software application it used to calculate share-based compensation costs contained computational errors that affected the timing of expense recognition. These errors were corrected in the most current software version that the Company had not implemented during the affected periods. Specifically, the software incorrectly applied a weighted average forfeiture rate to the vested portion of stock option and restricted share awards until the grant's final vest date, rather than reflecting actual forfeitures as awards vest, resulting in a cumulative understatement of share-based compensation expense and additional paid in capital in prior years of $1,277. The Company assessed the materiality of this error on its financial statements and concluded that the effect of this cumulative error was not material to its interim or annual financial statements for any period. Accordingly, the Company recorded a non-cash charge to share-based compensation and additional paid in capital of $1,277 to correct this error in its second fiscal quarter. The Company has since implemented the most current software version and the computational errors have therefore been rectified.

Sabbatical Leave

Compensation expense associated with a sabbatical leave, or other similar benefit arrangements, is accrued over the requisite service period during which an employee earns the benefit and is included in other liabilities on the Company's consolidated balance sheets.

Concentrations of Credit Risk

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. As of June 30, 2010 the Company had one customer that represented more than 10% of total receivables. The individual customer accounted for 11% of the Company's total accounts receivable at June 30, 2010.

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not materially exceeded the Company's expectations.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for the Company at the beginning of fiscal 2010. The Codification brings together in one place all authoritative GAAP and substantially retains existing GAAP. This change did not affect the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted the revisions to FASB ASC Topic 805 *Business Combinations* that requires all assets and liabilities of an acquired business to be recorded at their fair values in all business combinations (whether full, partial or step acquisitions). Certain forms of contingent consideration and certain acquired contingencies are also required to be recorded at fair value at the acquisition date. Acquisition costs are now expensed as incurred and restructuring costs will be expensed in periods after the acquisition date in accordance with the Company's existing accounting policy for restructuring costs. Finally, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties are recognized as income tax expense or benefit. The acquisition of Soft Sight during the period was accounted for under the new requirements.

Effective July 1, 2009, the Company adopted the revisions to FASB ASC Topic 810 *Consolidation* that requires the Company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is required to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions. When a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is to be measured at fair value. The revisions also require the Company to revise evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted the updated provisions issued by the FASB for earnings per share. The new guidance provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating security according to their respective participation rights in undistributed earnings. The adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Accounting Standards Update ("ASU") 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* allows entities determining the fair value of a liability to use the perspective of an investor that holds the related obligation as an asset. The ASU is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP. Additionally, effective January 1, 2010, we adopted ASU 2010-06 *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures regarding assets and liabilities measured at fair value. The adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, which amends the Subsequent Events Topic of the ASC to eliminate the requirement for public companies to disclose the date through which subsequent events have been evaluated. The Company will continue to evaluate subsequent events through the date of the issuance of the financial statements; however, consistent with the guidance, this date will no longer be disclosed. This change did not affect the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

ASU 2009-13 *Multiple-Deliverable Revenue Arrangements* amends ASC Subtopic 650-25 *Revenue Recognition—Multiple-Element Arrangements* to eliminate the requirement that all undelivered elements have vendor-specific objective evidence ("VSOE") or third-party evidence ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company does not believe that the adoption of this ASU will have a material impact on its consolidated financial statements.

ASU 2009-14 *Certain Revenue Arrangements that Include Software Elements* amends ASC Subtopic 985-605 *Software-Revenue Recognition,* which addresses the accounting for revenue transactions involving software, to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. The ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company does not believe that the adoption of this ASU will have a material impact on its consolidated financial statements.

Form 10-K

3. Fair Value Measurements

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	June 30, 2010			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 162,727	$ 162,727	$ —	$ —
Corporate debt securities	6,745	6,745	—	—
U.S government and agency securities	1,900	1,900	—	—
Certificates of deposit	959	959	—	—
Long-term investments (1)	660	—	—	660
Total assets recorded at fair value	$ 172,991	$ 172,331	$ —	$ 660

	June 30, 2009			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 133,988	$ 133,988	$ —	$ —
Long-term investments (1)	760	—	—	760
Total assets recorded at fair value	$ 134,748	$ 133,988	$ —	$ 760

(1) Long-term investments consist of an auction rate security.

The Company has the intent and the ability to hold the Level 3 asset until the anticipated recovery period which it believes will be more than twelve months. The following table presents a roll forward of assets measured at fair value using significant unobservable inputs (Level 3) at June 30, 2010 and 2009:

Balance at June 30, 2008	$ 760
Maturities or redemptions	—
Balance at June 30, 2009	$ 760
Maturities or redemptions	(100)
Balance at June 30, 2010	$ 660

Cash Flow Hedge of Currency Exchange Risk

The Company is exposed to fluctuations in various currencies against its reporting currency, the U.S. dollar. During the fiscal year 2010, the Company's Canadian subsidiary entered into a series of nine currency forward contracts with the objective of hedging currency exchange risk on forecasted monthly payments for the purchase of a long-lived asset denominated in a currency other than its functional currency and were designated and qualify as cash flow hedges at inception.

The currency forward contracts settled during fiscal 2010, resulting in a gain of $49 as of June 30, 2010. The cash flow hedge was considered to be highly effective and all of the gain was recorded within AOCI on the Consolidated Balance Sheet at June 30, 2010. The net gain recorded within AOCI will be reclassified into net income over the useful life of the long-lived asset as a reduction in depreciation expense. No amounts have been reclassified into earnings during the year ended June 30, 2010 as the long-lived asset has not been placed in service. Reclassifications into depreciation expense in the future will not be material. The Company has no derivative contracts outstanding at June 30, 2010.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

		June 30,	
	Estimated useful lives	2010	2009
Land improvements	10 years	$ 1,172	$ 1,117
Building and building improvements	10 - 30 years	82,619	61,024
Machinery and production equipment	4 - 10 years	143,338	116,168
Computer software and equipment	3 - 5 years	48,689	31,221
Furniture, fixtures and office equipment	5 - 7 years	9,353	7,731
Leasehold improvements	Shorter of lease term or remaining life of the asset	4,663	3,447
Construction in progress		37,910	27,654
		327,744	248,362
Less accumulated depreciation		(96,945)	(66,349)
		230,799	182,013
Land		19,162	11,609
Property, plant, and equipment, net		$ 249,961	$ 193,622

At June 30, 2010 and 2009 construction in progress consisted mainly of expansion of the Canadian, Dutch, and Jamaican facilities, the purchase of production equipment for the Company's production facilities and the purchase of information technology related assets. Depreciation expense totaled $37,199, $29,236 and $20,348 for the years ended June 30, 2010, 2009 and 2008, respectively.

5. Acquisition of Soft Sight, Inc.

On December 30, 2009, the Company acquired 100% of the outstanding equity of Soft Sight, a privately held developer of embroidery digitization software based in the United States, for $6,500 in cash. Soft Sight's proprietary software enables a customer's uploaded graphic artwork to be automatically converted into embroidery stitch patterns for subsequent manufacturing.

The transaction was accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs and restructuring costs associated with the transaction are expensed as incurred. The transaction and restructuring costs did not have a material impact on the Company's consolidated results of operations or cash flows. The Company plans to launch a line of embroidered products to customers in fiscal 2011. Pro forma results of operations for the fiscal years ended June 30, 2010 and 2009 assuming the acquisition of Soft Sight had taken place at the beginning of each period would not differ significantly from the Company's actual reported results.

Allocations of Assets and Liabilities

The Company allocated the purchase price for Soft Sight to net tangible assets of $52, deferred tax assets of $691, intangible assets of $2,647, goodwill of $4,168 and a deferred tax liability of $1,059. The fair values of the acquired intangible assets were measured from the perspective of a market participant. Of the $2,647 of acquired intangible assets, $920 was immediately expensed as it will not be used by the Company and does not have economic value for the Company. The carrying value of the remaining intangible assets relate to developed embroidery technology and customer lists, which will be amortized over a weighted average life of approximately 3.8 years.

The deferred tax assets primarily relate to net operating loss carryforwards that will be able to be utilized to reduce future tax liabilities. The deferred tax liability primarily relates to the tax impact of future amortization or impairments associated with the identified intangible assets acquired, which are not deductible for tax purposes.

The difference between the consideration transferred to acquire the business and the fair value of assets acquired and liabilities assumed was allocated to goodwill. This goodwill relates to the potential synergies from the integration of the Soft Sight embroidery software capabilities into the existing Vistaprint product offering. The Company does not expect the goodwill to be deductible for income tax purposes.

6. Long-Term Debt

The Company's long-term debt is summarized as follows:

	June 30,	
	2010	2009
Amended Canadian credit agreement	$ 5,222	$ 6,556
Original Canadian credit agreement	—	6,380
Euro revolving credit agreement	—	5,878
Total long-term debt	$ 5,222	$ 18,814

In December 2005, the Company amended its original Canadian credit agreement to include an additional $10,000 equipment term loan. The borrowings were used to finance printing equipment purchases for the Windsor production facility. The remaining obligation under the Company's amended Canadian credit agreement is payable in monthly installments of $111 with the remaining balance of $4,667 to be paid during December 2010. As of June 30, 2010, the interest rates on the amended Canadian credit agreement range from 7.82% to 8.50% and the balance is classified as current.

During the second quarter of fiscal 2010, the remaining balance of the euro revolving credit agreement and the final balloon payment on the original Canadian credit agreement were paid in the amounts of $6,064 and $5,960, respectively.

The Company was in compliance with all debt covenants at June 30, 2010.

7. Accrued Expenses

Accrued expenses included the following:

	June 30,	
	2010	2009
Advertising costs	$ 17,627	$ 14,726
Compensation costs	16,263	10,724
Income and indirect taxes	12,403	7,253
Purchases of property, plant and equipment	7,129	722
Professional costs	2,475	2,255
Shipping costs	2,351	1,765
Other	7,361	6,279
Total accrued expenses	$ 65,609	$ 43,724

8. Shareholders' Equity

The Company's 2000-2002 Share Incentive Plan (the "2000-2002 Plan") provided for employees, officers, non-employee directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company's ordinary shares. Under the 2000-2002 Plan, the Company reserved an aggregate of 9,000,000 ordinary shares for such awards. The Board of Directors of Vistaprint Limited determined that no further grants of awards under the 2000-2002 Plan would be made after the Company's Initial Public Offering ("IPO") in 2005. As of June 30, 2010, there were options to purchase 1,265,346 ordinary shares outstanding under the 2000-2002 Plan. Upon the IPO, all shares reserved for issuance but not yet granted under the 2000-2002 Plan were transferred to the Company's Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan") and 2005 Non-Employee Directors' Share Option Plan (the "Directors' Plan"). Options previously granted to U.S. tax residents under the 2000-2002 Plan were either "incentive stock options" or "nonstatutory options" under the applicable provisions of the U.S. Internal Revenue Code.

The 2005 Plan provides for employees, officers, non-employee directors, consultants and advisors of the Company to receive restricted share awards or other share-based awards or options to purchase ordinary shares. Among other terms, the 2005 Plan requires that the exercise price of any share option or share appreciation right granted under the 2005 Plan be at least 100% of the fair market value of the ordinary shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of ten years; provides that shares underlying outstanding awards under the 2000-2002 Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised in full will no longer become available for the grant of new awards under the 2005 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2005 Plan provides that the number of ordinary shares available for issuance under the Plan will be reduced by (i) 1.56 ordinary shares for each share subject to any restricted share award, restricted share unit or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the ordinary shares on the date of grant and (ii) one ordinary share for each share subject to any other award under the 2005 Plan. As of June 30, 2010, there were awards to purchase or acquire 2,338,226 ordinary shares outstanding under the 2005 Plan, and 1,819,079 ordinary shares remained available for issuance under the 2005 Plan.

The Directors' Plan provides for non-employee directors of the Company to receive option grants upon initial appointment as a director and annually thereafter in connection with the Company's annual general meeting of shareholders if they are continuing to serve as a director at such time. Under the Directors' Plan, the Company reserved 250,000 shares for such awards. As of June 30, 2010, there were 103,728 options outstanding under the Directors' Plan and 146,272 shares available for future grant under the Directors Plan.

While the Company may grant options to employees, officers, non-employee directors, consultants and advisors which become exercisable at different times or within different periods, the Company has generally granted options to employees, officers, consultants and advisors that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter. In addition, the Company has generally granted awards to non-employee directors that are exercisable on a cumulative basis, with 8.33% exercisable each quarter. Given these vesting rates, the requisite service period to achieve 100% vesting is normally four years for employees and officers and three years for non-employee directors. The contractual life of the options is ten years.

The Company has issued a combination of new shares and treasury shares in fulfillment of option exercises and restricted share award vests for periods through June 30, 2010.

A summary of the Company's share option activity and related information for the year ended June 30, 2010 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	3,521,636	$ 20.41		
Granted	136,004	$ 48.65		
Exercised	(783,085)	$ 19.13		
Forfeited/cancelled	(16,055)	$ 34.13		
Outstanding at the end of the period	2,858,500	$ 22.03	6.09	$ 72,947
Vested or expected to vest at the end of the period	2,817,501	$ 21.78	6.05	$ 72,593
Exercisable at the end of the period	2,239,000	$ 18.09	5.51	$ 65,843

The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received by option holders if all option holders had exercised all options with an exercise price lower than the market price on June 30, 2010.

A summary of the Company's unvested restricted share unit activity and related information for the fiscal year ended June 30, 2010 is as follows:

	Restricted Share Units	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	991,106	$ 30.77
Granted	319,507	51.06
Vested and distributed	(388,292)	31.44
Forfeited/cancelled	(73,521)	33.31
Unvested at the end of the period	848,800	$ 38.96

The Company had an aggregate of 1,965,351 ordinary shares available for future awards under all of its share-based compensation plans as of June 30, 2010.

The total fair value of shares vested during the fiscal year ended June 30, 2010, 2009 and 2008 was $19,456, $12,589, and $9,813, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2010, 2009 and 2008 was $26,667, $15,203, and $16,870, respectively.

9. Employees' Savings Plan

The Company maintains certain government mandated and defined contribution plans throughout the world. The most significant is the Company's defined contribution retirement plan in the U.S. (the "Plan") that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the Plan. Under the provisions of the Plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant's voluntary contributions, subject to a maximum Company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $1,547, $1,258 and $988 for the Plan in the years ended June 30, 2010, 2009 and 2008, respectively. Contributions under the Company's remaining global plans were not material in the years ended June 30, 2010, 2009 and 2008.

10. Income Taxes

On August 31, 2009 Vistaprint N.V., a Dutch limited liability company, became the parent company of the Vistaprint group of companies. The Dutch Revenue Authority granted the Company an Advanced Tax Ruling, which enabled the Company to conclude that the reincorporation to the Netherlands would not have an adverse impact to its effective tax rate. Vistaprint Limited, the former parent company and current subsidiary of Vistaprint N.V., is a Bermuda based company. The Company has entered into and operates pursuant to transfer pricing agreements that establish the transfer prices for transactions between Vistaprint Limited and the Company's subsidiaries in Canada, France, the Netherlands, Jamaica, Spain, Switzerland, Tunisia, Germany, Australia, Japan and the United States. The determination of appropriate transfer prices requires the Company to apply judgment. The Company believes that its transfer pricing is in accordance with advanced tax rulings and applicable statutory regulations.

The components of the provision (benefit) for income taxes are as follows:

	Year Ended June 30,		
	2010	2009	2008
Current:			
U.S. Federal	$ 5,607	$ 4,766	$ 4,544
U.S. State	1,366	2,234	781
Non-U.S.	2,530	3,062	965
Total current	9,503	10,062	6,290
Deferred:			
U.S. Federal	(1,797)	(2,344)	(2,099)
U.S. State	(289)	(1,289)	(688)
Non-U.S.	(144)	(1,012)	758
	(2,230)	(4,645)	(2,029)
Total	$ 7,273	$ 5,417	$ 4,261

The following is a reconciliation of the standard U.S. statutory tax rate and the Company's effective tax rate:

	Year Ended June 30,		
	2010	2009	2008
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal effect	1.0%	1.0%	0.3%
Foreign rate differential	(26.0)%	(25.8)%	(23.9)%
Increase in valuation allowance	1.3%	0.0%	0.0%
Other	(0.6)%	(0.3)%	(0.7)%
Effective income tax rate	9.7%	8.9%	9.7%

The following is a summary of the Company's income before taxes by geography:

	Year Ended June 30,		
	2010	2009	2008
U.S.	$ 10,250	$ 9,402	$ 8,068
Non-U.S.	64,764	51,701	36,024
Total	$ 75,014	$ 61,103	$ 44,092

Significant components of the Company's deferred income tax assets and liabilities consist of the following at June 30, 2010 and 2009:

	Year Ended June 30,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 3,312	$ 887
Depreciation and amortization	761	316
Accrued expenses	1,245	624
Shared-based compensation	5,923	6,259
Corporate minimum tax	167	378
R&D credit carryforwards	330	657
Subtotal	11,738	9,121
Valuation allowance	(944)	—
Total deferred tax assets	10,794	9,121
Deferred tax liabilities:		
Depreciation and amortization	(5,401)	(3,099)
Other	(22)	—
Total deferred tax liabilities	(5,423)	(3,099)
Net deferred tax assets	$ 5,371	$ 6,022

The current portion of the net deferred taxes at June 30, 2010 and 2009 was an asset of $1,245 and $624, respectively, which is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded against the $5,923 deferred tax asset associated with share-based compensation charges at June 30, 2010. However, in the future, if the underlying awards expire, are released or exercised with an intrinsic value less than the fair value of the awards on the date of grant, some or all of the benefit may not be realizable. The Company has recorded a valuation allowance of $944 during the year associated with certain foreign net operating losses for which management has determined it is more likely than not that the carryforward will not be utilized in the foreseeable future. Based on the weight of available evidence at June 30, 2010, management believes that it is more likely than not that all other net deferred tax assets will be realized. The Company will continue to assess the realization of the deferred tax assets based on operating results.

As of June 30, 2010, the Company had U.S. federal and state net operating loss carryforwards of approximately $1,946 that expire on dates up to and through the year 2029. The utilization of federal net operating losses is partially subject to annual limitation under the change in share ownership rules of Internal Revenue Code Section 382. The Company had foreign net operating loss carryforwards of approximately $8,127 that expire on dates up to and through 2028 and $2,457 that will never expire. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions where they arose. In addition, the Company has approximately $747 of federal net operating loss, $8,634 of state net operating loss and $1,594 of federal R&D tax credit carryforwards as a result of excess tax deductions related to stock-based compensation. The Company will realize the benefit of these excess tax deductions through increases to shareholders' equity in the periods in which these carryforward losses are utilized to reduce tax payments.

The Company has corporate minimum tax credit carryforwards and research and development tax credits in Canada of approximately $167 and $330, respectively that expire at various dates through 2030.

Undistributed earnings of the Company's subsidiaries are considered to be indefinitely reinvested. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to withholding taxes payable. Determination of the amount of unrecognized tax liability associated with withholding taxes is not practicable due to the complexities associated with this hypothetical calculation.

As of the years ended June 30, 2010 and 2009, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2,085 and $1,372, respectively. The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties for the years ended June 30, 2010 and 2009 were $242 and $75, respectively.

A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

Balance at June 30, 2008	$ 850
Additions based on tax positions related to the current tax year	363
Additions based on tax positions related to prior tax years	264
Balance at June 30, 2009	$ 1,477
Additions based on tax positions related to the current tax year	290
Additions based on tax positions related to prior tax years	585
Statute of limitation expirations	(21)
Balance at June 30, 2010	$ 2,331

The Company's U.S. subsidiary is under audit by the Internal Revenue Service and the Commonwealth of Massachusetts. Also, the Canada Revenue Agency is auditing one of the Company's Canadian subsidiaries. In addition, certain statutes of limitations are scheduled to expire in the near future. It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months as a result of the settlement of one or more of these audits or the lapse of applicable statutes of limitations. However, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time.

The Company is required to file income tax returns in the U.S. federal jurisdiction, the state of Massachusetts and multiple jurisdictions outside of the U.S. The Company's U.S. federal tax returns for 2007 and subsequent years and the state tax returns for 2005 and subsequent years remain open to examination by the tax authorities. Generally, the years 2004 through 2009 remain open for examination by the tax authorities in the non-U.S. tax jurisdictions in which the Company operates.

11. Segment Information

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is considered to be the chief executive officer. The Company currently views its operations and manages its business as one operating segment.

The Company is in the process of reorganizing the business into operating segments on a geographical basis; however, separate discrete financial information is not yet available to be used by the chief operating decision maker to make decisions on how to allocate resources and assess performance at such a level. As a result, there has been no change in the Company's identification of operating segments as of June 30, 2010 and through the date the financial statements were issued. The Company expects that this change will take place during the current calendar year.

Geographic Data

Revenues by geography are based on the country-specific website through which the customer's order was transacted. The following table sets forth revenues and long-lived assets by geographic area:

	Year Ended June 30,		
	2010	2009	2008
Revenue:			
United States	$ 370,137	$ 313,621	$ 249,017
Non-United States	299,898	202,205	151,640
Total revenue	$ 670,035	$ 515,826	$ 400,657

	June 30,	
	2010	2009
Long-lived assets (1):		
Canada	$ 110,780	$ 86,541
Netherlands	73,992	85,230
Australia (2)	36,485	—
Bermuda	17,152	17,880
United States	12,879	9,489
Jamaica	6,191	3,108
Spain	2,180	1,541
Switzerland	1,771	1,733
Other	2,011	129
Total long-lived assets	$ 263,441	$ 205,651

(1) Excludes deferred tax assets of $7,277 and $7,035, respectively, and goodwill of $4,169 and $0, respectively.
(2) The increase in long-lived assets in Australia is principally a result of the construction of a new production facility to serve our customers in the Asia Pacific region, which commenced and was completed during fiscal 2010.

12. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under operating leases for facilities expiring on various dates through 2018. Total lease expense for the years ended June 30, 2010, 2009 and 2008 were $7,395, $6,331 and $5,347, respectively.

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2010:

2011	$ 7,170
2012	6,948
2013	6,580
2014	6,526
2015	6,661
Thereafter	12,270
Total	$ 46,155

In connection with Vistaprint USA, Incorporated's lease for approximately 202,000 square feet of office space in Lexington, Massachusetts, the lease requires a security deposit in the form of a letter of credit in the amount of $728. The letter of credit is cash collateralized on a dollar-for-dollar basis, which is classified as restricted cash and is included in other assets in the consolidated balance sheet. In addition, the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Other Obligations

In June 2009, the Company entered into a $1,100 Standby Letter of Credit (the "Letter of Credit") with JPMorgan. The Letter of Credit was obtained in compliance with the Company's agreement with a vendor, the beneficiary of the Letter of Credit, which provides payment processing services. The Letter of Credit expires on August 23, 2013.

The Company has also entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company's subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company's subsidiaries under such arrangements are reflected in the Company's consolidated financial statements and these notes.

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company's intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws and with various indemnification agreements with specific employees, the Company and its subsidiaries have agreed to indemnify the directors, executive officers and employees of the Company and its subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon the Company's historical experience and information known to the Company as of June 30, 2010, the Company believes its liability with respect to the above guarantees and indemnities at June 30, 2010 is immaterial.

Purchase Commitments

At June 30, 2010, the Company had unrecorded commitments under contracts to expand its Canadian production facility of approximately $1,353, and commitments under contract for site development and construction of its Jamaican customer support and design center of approximately $2,883. The Company also had unrecorded commitments under contracts at June 30, 2010 to purchase production equipment for its Dutch and Australian production facilities of approximately $1,269 and $278, respectively.

Legal Proceedings

On July 27, 2006, Vistaprint Technologies Limited, an indirect wholly owned subsidiary of Vistaprint N.V., filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of Vistaprint Technologies Limited's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, unitedprint.com AG filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in Vistaprint Technologies Limited's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in Vistaprint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. On November 13, 2008, the German Patent Court held an oral hearing on the patent nullification action brought by unitedprint.com and revoked the patent at issue. The Patent Court issued a written opinion stating the basis for its ruling on March 24, 2009, and on April 22, 2009, Vistaprint Technologies Limited filed a notice of appeal of the Patent Court's ruling with the German Federal Supreme Court. The Company is unable to express an opinion as to the likely outcome of such appeal.

On May 14, 2007, Vistaprint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by Vistaprint Technologies Limited related to browser-based tools for online product design. The complaint seeks an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of relevant documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, Vistaprint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents, and the Court granted Vistaprint Technologies Limited's request for a stay on September 2, 2008. Vistaprint Technologies Limited then submitted a request for reexamination of each of the patents-in-suit to the U.S. Patent Office, which granted the reexamination requests in February 2009. Pursuant to the Court's order, the stay will remain in place pending the resolution of the requests for reexamination. On October 28, 2008, a St. Paul, Minnesota law firm representing Taylor Corporation also filed requests with the U.S. Patent Office seeking reexamination of the three patents-in-suit. These reexamination requests were granted in May and June 2009 and were merged in September 2009 with the reexaminations earlier filed by Vistaprint Technologies Limited. The Company is unable to express an opinion as to the likely outcome of any such reexamination or of the underlying lawsuit.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against Vistaprint Corp., Vistaprint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on our Vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to our customers on our Vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. Subsequent to the filing of the Texas complaint, in July, August and September 2008, several nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey, the United States District Court, Southern District of Alabama, the United States District Court, District of Nevada, the United States District Court, District of Massachusetts, and the United States District Court, District of Florida against the same Defendants, and in one case Vistaprint Limited, on behalf of different plaintiffs. The complaints in each of these nearly identical lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint but contain different state law claims. In addition, on August 28, 2008, a purported class action lawsuit asserting substantially the same Federal and common law claims as the Texas Complaint, but containing a state law claim under the Massachusetts Unfair Trade Practices Act, was filed by a different plaintiff in the United States District Court, District of Massachusetts, against Vistaprint Limited, Vistaprint USA, Inc. and the Vertrue Defendants.

Among other allegations, the plaintiffs in each action claim that after ordering products on our Vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on Vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on Vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

In response to opposing motions filed by the plaintiffs and the Defendants, on December 11, 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all of the outstanding cases to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. As a result of the ruling of the Judicial Panel on Multidistrict Litigation, on March 2, 2009 four of the existing plaintiffs filed a Consolidated Complaint with the United States District Court for the Southern District of Texas.

On August 31, 2009, the United States District Court for the Southern District of Texas dismissed all of the claims against the Defendants and ruled on substantive grounds that the Defendants had not violated any of the statutes or common law claims cited by the plaintiffs. In September 2009, the plaintiffs filed an appeal with the U.S. Fifth Circuit Court of Appeals, and on August 23, 2010, the Court of Appeals affirmed the District Court's ruling and dismissal.

On June 26, 2009, Vistaprint Limited, the Company's wholly owned subsidiary, and Vistaprint USA, Incorporated, a wholly owned subsidiary of Vistaprint Limited, together with sixteen other companies unaffiliated with Vistaprint Limited or Vistaprint USA, Incorporated, were named as defendants in a complaint for patent infringement by Soverain Software LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that the named defendants are infringing U.S. Patents 5,715,314, 5,909,492 and 7,272,639. Two of the asserted patents relate generally to network-based sales systems employing a customer computer, a shopping cart computer and a shopping cart database. The third patent relates generally to the use of session identifiers in connection with requests transmitted through a network between a client and a server. The plaintiff is seeking declarations that the patents at issue are valid and enforceable and that the defendants infringe the patents, as well as the entry of a preliminary and permanent injunction and damages. The Company is unable to express an opinion as to its likely outcome.

On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing U.S. patent 6,839,149, relating generally to systems and methods for processing electronic files stored in a page description language format, such as PDF. The plaintiff is seeking a declaration that the patent at issue is valid and enforceable, a declaration that Vistaprint Limited infringes, the entry of a preliminary and permanent injunction, and damages. The Company is unable to express an opinion as to its likely outcome.

The Company is not currently party to any other material legal proceedings. The Company is involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect the Company's results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

13. Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended June 30, 2010, 2009 and 2008:

	Balance at Beginning of Period	Provision	Write-offs/ Recovery	Balance at End of Period
Year ended June 30, 2010	$ 172	$ (119)	$ -	$ 53
Year ended June 30, 2009	$ 213	$ (41)	$ -	$ 172
Year ended June 30, 2008	$ 148	$ 65	$ -	$ 213

14. Quarterly Financial Data (unaudited)

Year Ended June 30, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 145,091	$ 194,612	$ 166,029	$ 164,303
Cost of revenue	52,865	67,876	59,659	59,795
Net income	12,976	26,948	16,167	11,650
Net income per share:				
Basic	$ 0.30	$ 0.62	$ 0.37	$ 0.27
Diluted	$ 0.29	$ 0.59	$ 0.35	$ 0.26

Year Ended June 30, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 114,232	$ 138,903	$ 127,523	$ 135,168
Cost of revenue	44,844	50,692	46,583	49,825
Net income	8,273	18,549	14,166	14,698
Net income per share:				
Basic	$ 0.19	$ 0.43	$ 0.34	$ 0.35
Diluted	$ 0.18	$ 0.42	$ 0.33	$ 0.33

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2010, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's supervisory board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that, as of June 30, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited Vistaprint N.V.'s (previously Vistaprint Limited) internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vistaprint N.V.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vistaprint N.V. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vistaprint N.V. as of June 30, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010 and our report dated August 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 27, 2010

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information set forth under the Sections captioned "Our Supervisory Board," "Our Management Board," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2010 Annual General Meeting of Shareholders, which we refer to as our 2010 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer or person serving similar functions, and to all of our employees. The text of our code of business conduct and ethics is available on our website at www.vistaprint.com. We did not waive any provisions of the code of business conduct and ethics during the fiscal year ended June 30, 2010. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer, or persons performing similar functions, we intend to post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference herein to our 2010 Proxy Statement under the sections captioned "Executive Compensation," "Compensation of Supervisory Board Members" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference herein to our 2010 Proxy Statement under the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference herein to our 2010 Proxy Statement under the sections captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is incorporated by reference herein to our 2010 Proxy Statement under the section captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page 58 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 27, 2010

Vistaprint N.V.

By: /s/ ROBERT S. KEANE

Robert S. Keane
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT S. KEANE **Robert S. Keane**	President and Chief Executive Officer (Principal executive officer)	August 27, 2010
/s/ MICHAEL GIANNETTO **Michael Giannetto**	Chief Financial Officer (Principal financial and accounting officer)	August 27, 2010
/s/ JOHN J. GAVIN, JR. **John J. Gavin, Jr.**	Member, Supervisory Board	August 27, 2010
/s/ PETER GYENES **Peter Gyenes**	Member, Supervisory Board	August 27, 2010
/s/ GEORGE M. OVERHOLSER **George M. Overholser**	Member, Supervisory Board	August 27, 2010
/s/ LOUIS PAGE **Louis Page**	Member, Supervisory Board	August 27, 2010
/s/ RICHARD RILEY **Richard Riley**	Chairman, Supervisory Board	August 27, 2010
/s/ MARK THOMAS **Mark Thomas**	Member, Supervisory Board	August 27, 2010

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association of Vistaprint N.V., as amended, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.1*	Amended and Restated 2000-2002 Share Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.2*	Form of Nonqualified Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.3*	Form of Incentive Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.4*	2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.5*	Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.6*	Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.7*	Form of Nonqualified Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.8*	Form of Incentive Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.9*	Form of Restricted Share Unit Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.10*	Form of Restricted Share Unit Agreement for Supervisory Board members under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009
10.11*	Performance Incentive Plan for Covered Employees is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on October 23, 2009
10.12*	Form of Annual Award Agreement under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended December 31, 2009
10.13*	Form of Four-Year Award Agreement under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended December 31, 2009
10.14*	Form of Indemnification Agreement between Vistaprint N.V. and each of the members of our Supervisory Board and Management Board is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.15*	Amended and Restated Executive Retention Agreement between Vistaprint N.V. and Robert S. Keane dated as of October 23, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.16*	Form of Amended and Restated Executive Retention Agreement between Vistaprint N.V. and each of Wendy Cebula, Michael Giannetto and Janet F. Holian is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.17*	Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane effective September 1, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010

Exhibit No.	Description
10.18*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated June 14, 2010
10.19*	Memorandum clarifying relative precedence of agreements between Vistaprint N.V. and Robert S. Keane dated May 6, 2010
10.20*	Form of Invention and Non-Disclosure Agreement between Vistaprint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Wendy Cebula and Michael Giannetto is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.21*	Form of Confidential Information and Non-Competition Agreement between Vistaprint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Wendy Cebula and Michael Giannetto is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.22	Barcelona Expatriate Agreement between Vistaprint USA, Incorporated and Janet Holian dated March 11, 2010 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on March 15, 2010
10.23	Loan and Security Agreement between Comerica Bank and Vistaprint North American Services Corp. dated as of November 1, 2004 is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.24	First Amendment to Loan and Security Agreement between Comerica Bank and Vistaprint North American Services Corp. dated as of December 15, 2005 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 15, 2005
10.25	Lease dated October 4, 2006 between Vistaprint USA, Incorporated and Ledgemont Research Park Associates II L.P. is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.26	Unconditional Guaranty dated October 4, 2006 by Vistaprint Limited is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.27	Call Option Agreement between Vistaprint N.V. and Stichting Continuïteit Vistaprint dated November 16, 2009 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 19, 2009
21.1	Subsidiaries of Vistaprint N.V.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer

* Management contract or compensatory plan or arrangement.

Vistaprint

NOTICE AND PROXY STATEMENT
2010


Vistaprint
Make an impression.

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vistaprint N.V. will hold its 2010 Annual General Meeting of Shareholders:

on Thursday, November 4, 2010
at 5:30 p.m. (Central European Time)
at the offices of Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING:

(1) Reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

(2) Reappoint another member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

(3) Adopt our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2010;

(4) Discharge the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

(5) Discharge the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

(6) Authorize our Management Board, acting with the approval of our Supervisory Board, to repurchase up to 10% of our issued and outstanding ordinary shares until May 4, 2012 on the open market, through privately negotiated transactions or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 110% of the market price of our ordinary shares on the NASDAQ Global Select Market or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board);

(7) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011; and

(8) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board have no knowledge of any other business to be transacted at the annual general meeting.

Shareholders of record at the close of business on October 7, 2010 are entitled to vote at the annual general meeting. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope we have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy at any time before the polls close at the annual general meeting by following the procedures described in this proxy statement.

All shareholders are cordially invited to attend the annual general meeting.

By order of the Management Board,

Chairman of the Management Board, President and Chief Executive Officer
October 13, 2010

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 4, 2010

This proxy statement contains information about the 2010 Annual General Meeting of Shareholders of Vistaprint N.V., which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Thursday, November 4, 2010 at Vistaprint's offices at Hudsonweg 8, 5928 LW Venlo, the Netherlands. The annual meeting will begin at 5:30 p.m. (Central European Time).

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Management Board of Vistaprint N.V. (which is also referred to as we, us or Vistaprint in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting.

We are first mailing the Notice of Annual General Meeting, this proxy statement and our Annual Report to Shareholders for the fiscal year ended June 30, 2010 on or about October 13, 2010.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual General Meeting of Shareholders:

This Proxy Statement and the 2010 Annual Report to Shareholders are available for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*. In addition, our statutory annual accounts and accompanying annual report, as prepared in accordance with Dutch law and including biographical information about the candidates nominated for appointment as members of our Supervisory Board, are available at our offices at the address above and for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*.

We will furnish without charge a copy of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, as filed with the United States Securities and Exchange Commission, or SEC, to any shareholder who requests it in writing to Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA or Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands. This proxy statement and our Annual Report on Form 10-K are also available on the web site of the SEC at *www.sec.gov*.

EXPLANATORY NOTE ABOUT OUR CHANGE OF DOMICILE

On August 31, 2009, we changed our domicile from Bermuda to the Netherlands. Before that date, Vistaprint Limited, the publicly traded parent entity of the Vistaprint group of companies, was a limited company incorporated and domiciled in Bermuda. On August 31, 2009, we closed a share exchange transaction, effected by way of a scheme of arrangement under Bermuda law, pursuant to which all common shares of Vistaprint Limited issued and outstanding immediately prior to the closing were exchanged for the same number of ordinary shares of Vistaprint N.V., a Dutch limited liability company with its registered seat in Venlo, the Netherlands. As a result of the closing of the share exchange transaction, Vistaprint Limited became a wholly owned subsidiary of Vistaprint N.V., and Vistaprint N.V. became the publicly traded parent entity of the Vistaprint group of companies.

Throughout this proxy statement, when we refer to Vistaprint during periods on or before August 31, 2009, we are referring to Vistaprint Limited, the Bermuda entity, and the Board of Directors of Vistaprint Limited. When we refer to Vistaprint during periods after August 31, 2009, including the current period, we are referring to Vistaprint N.V., the Dutch entity, and the Management Board and Supervisory Board of Vistaprint N.V. As part of the change of domicile, the members of the Board of Directors of Vistaprint Limited became the members of the Supervisory Board of Vistaprint N.V., other than Robert S. Keane. Mr. Keane and our three other executive officers became members of the Management Board of Vistaprint N.V. Throughout this proxy statement, we sometimes refer to members of our Supervisory Board as our supervisory directors.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, our shareholders will consider and act upon the following matters:

(1) Reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

(2) Reappoint another member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

(3) Adopt our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2010;

(4) Discharge the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

(5) Discharge the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

(6) Authorize our Management Board, acting with the approval of the Supervisory Board, to repurchase up to 10% of our issued and outstanding ordinary shares until May 4, 2012 on the open market, through privately negotiated transactions or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 110% of the market price of our ordinary shares on the NASDAQ Global Select Market or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board);

(7) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011; and

(8) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board are not aware of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote on the above matters, you must have been a shareholder of record according to the records of Computershare Trust Company, Inc., our transfer agent, at the close of business on October 7, 2010, which is the record date for the annual meeting. Shareholders of record at the close of business on October 7, 2010 are entitled to vote on each proposal at the annual meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 43,979,084.

How many votes do I have?

Each ordinary share of Vistaprint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below, vote your shares and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. If your shares are held in "street name" by a bank or brokerage firm, then you will need to follow the directions your bank or brokerage firm provides to you in order to vote your shares. Many banks and brokerage firms offer the option of voting by mail, over the Internet or by telephone, which will be explained in the vote instruction form you receive from your bank or brokerage firm.

The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Management Board and Supervisory Board. The Management Board and Supervisory Board recommend that you vote **FOR** Proposals 1 — 7.

If you attend the annual meeting in person, then you may also vote in person.

Can I change my vote after I have mailed my proxy card?

Yes. You can revoke your proxy and change your vote at any time before the polls close at the meeting by doing any one of the following things:

- signing another proxy with a later date and delivering the new proxy to our Corporate Secretary at Hudsonweg 8, 5928 LW Venlo, the Netherlands before the date of our annual meeting;
- delivering to our Secretary written notice before or at the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you.

If you wish to attend the annual meeting in person and your shares are held in street name, then you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting on November 4, 2010. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record, *i.e.*, your bank or brokerage firm.

What vote is required?

Under our articles of association, holders of at least one-third of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement:

- *Proposals 1 and 2:* In accordance with our articles of association, our Supervisory Board adopted unanimous resolutions to make binding nominations of candidates for supervisory director. Our shareholders may set aside these binding nominations for any of the candidates by a vote of at least two-thirds of the votes cast at a meeting representing more than half of our share capital.
- *Proposals 3 through 7:* These proposals require the approval of a majority of votes cast at a meeting at which a quorum is present.

Dutch law and our articles of association provide that ordinary shares abstaining from voting will count as shares present at the annual meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the annual meeting or for the purpose of determining the number of votes cast. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

How will votes be counted?

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter, or (2) the shares are broker non-votes.

Who will count the votes?

The votes will be counted, tabulated and certified by Computershare Trust Company, Inc., our transfer agent.

How do the Management Board and Supervisory Board recommend that I vote on the proposals?

The Management Board and Supervisory Board recommend that you vote:

FOR the reappointment of Louis Page to serve as a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

FOR the reappointment of Richard Riley to serve as a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014;

FOR the adoption of our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2010;

FOR the discharge of the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

FOR the discharge of the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2010;

FOR the authorization of our Management Board, acting with the approval of the Supervisory Board, to repurchase up to 10% of our issued and outstanding ordinary shares until May 4, 2012; and

FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.

Will any other business be conducted at the meeting or will other matters be voted on?

Our Management Board and Supervisory Board do not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then, to the extent permitted by applicable law, the persons named in the proxy card that accompanies this proxy statement may exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results within four business days after the annual meeting on a Current Report on Form 8-K that we will file with the SEC.

How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2011 annual general meeting?

Because we are a Dutch limited company whose shares are traded on a U.S. securities exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for supervisory director to be considered for election at our 2011 annual general meeting or if you wish to submit another kind of proposal for consideration by shareholders at our 2011 annual general meeting.

Under our Dutch articles of association, if you are interested in submitting a non-director proposal, you must fulfill the requirements set forth in our articles of association, including satisfying both of the following criteria:

- We must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than 60 days before the 2011 annual general meeting.
- The number of ordinary shares you hold must equal at least the lesser of 1% of our issued share capital or the equivalent of €50 million in aggregate market value.

Under U.S. securities laws, if you wish to have a non-director proposal included in our proxy statement for the 2011 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the U.S. Securities Exchange Act of 1934, or the Exchange Act, and the deadline for submitting your proposal to us is earlier than the deadline specified above: For your proposal to be eligible for inclusion in our 2011 proxy statement, we must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than June 15, 2011.

Any proposals, nominations or notices under our articles of association or pursuant to Rule 14a-8 should be sent to:

Secretary, Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

With a copy to:
General Counsel
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We have retained Alliance Advisors for a fee of $7,500 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our supervisory directors, officers and selected other employees may also solicit proxies by mail, telephone, e-mail or by other means of communication. Supervisory directors, officers and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA, telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in "street name," or you may contact us at the above address or telephone number if you are a holder of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of September 15, 2010 by:

- each shareholder we know to own beneficially more than 5% of our outstanding ordinary shares;
- each member of our Supervisory Board;
- our named executives officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our supervisory directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
5% Shareholders		
FMR LLC(4) 82 Devonshire Street Boston, MA 02109 USA	4,041,012	9.2%
Janus Capital Management LLC(5) 151 Detroit Street Denver, CO 80206 USA	3,873,458	8.8
Wellington Management Company, LLP(6) 75 State Street Boston, MA 02109	2,469,042	5.6
Executive Officers, Supervisory Directors and Nominees		
Robert S. Keane(7) Vistaprint 34, boulevard Haussman 75007 Paris, France	3,149,064	6.9
Wendy M. Cebula(8)	84,269	*
Michael Giannetto(9)	27,938	*
Janet F. Holian(10)	40,531	*
John J. Gavin, Jr.(11)	35,622	*
Peter Gyenes(12)	14,087	*
George M. Overholser(13)	117,531	*
Louis R. Page(14) Window to Wall Street 19 Miller Hill Road Dover, MA 02030 USA	226,424	*
Richard T. Riley(15)	48,586	*
Mark T. Thomas(16)	8,512	*
All executive officers and supervisory directors as a group (10 persons) (17)	3,752,564	8.2%

* Less than 1%

(1) Unless otherwise indicated, the address of each supervisory director and executive officer listed is c/o Vistaprint, Hudsonweg 8, 5928 LW Venlo, the Netherlands.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include ordinary shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of ordinary shares beneficially owned by each person or entity included in the table above is determined under rules promulgated by the SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of the date established for the purpose of determining ownership, including through the exercise of share options or through the vesting of restricted share units. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on September 15, 2010 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 43,954,793, the number of ordinary shares outstanding on September 15, 2010, plus any shares issuable to the shareholder within 60 days after September 15, 2010 (*i.e.*, November 14, 2010), including restricted share units that vest and share options that are exercisable on or before November 14, 2010.

(4) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on September 10, 2010.

(5) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 16, 2010.

(6) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on February 12, 2010.

(7) Includes an aggregate of (i) 1,720,769 shares held by irrevocable discretionary trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family, or the Trusts, (ii) 67,381 shares held by a charitable entity established by Mr. Keane and his spouse, and (iii) 1,360,914 shares that the Trusts have the right to acquire under share options and restricted share units that vest on or before November 14, 2010. Trustees who are independent of Mr. Keane and/or his spouse hold exclusive voting and investment power with respect to the ordinary shares owned by the Trusts and the ordinary shares issuable pursuant to share options and restricted share units held by the Trusts; Mr. Keane and his spouse do not hold such power with respect to the Trusts. Mr. Keane and his spouse share voting and investment power with respect to the shares held by the charitable entity. Mr. Keane and his spouse disclaim beneficial ownership of the shares, share options and restricted share units held by the Trusts and the charitable entity except to the extent of their pecuniary interest therein.

(8) Includes 63,049 shares that Ms. Cebula has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(9) Includes 22,542 shares that Mr. Giannetto has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(10) Includes 24,228 shares that Ms. Holian has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(11) Includes 24,766 shares that Mr. Gavin has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(12) Includes 11,050 shares that Mr. Gyenes has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(13) Includes 41,748 shares that Mr. Overholser has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(14) Consists of (i) 203,838 shares held by Window to Wall Street, Inc., of which Mr. Page is President; (ii) 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children; and (iii) 12,748 shares that Mr. Page has the right to acquire under share options and restricted share units that vest on or before November 14, 2010. Mr. Page disclaims beneficial ownership of the shares held by

Window to Wall Street, Inc. and for the benefit of his minor children, except to the extent of his pecuniary interest therein.

(15) Includes 42,748 shares that Mr. Riley has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(16) Includes 1,439 shares that Mr. Thomas has the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

(17) Includes a total of 1,605,232 shares that the executive officers, supervisory directors and nominees have the right to acquire under share options and restricted share units that vest on or before November 14, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our supervisory directors, executive officers and the holders of more than 10% of our ordinary shares, referred to as reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our ordinary shares and other equity securities. SEC regulations also require these reporting persons to furnish us with copies of all such reports that they file.

Based solely on our review of reports filed by the reporting persons and written representations from such persons, we believe that all reporting persons complied with all Section 16(a) filing requirements from July 1, 2009, the beginning of our 2010 fiscal year, until the date of this proxy statement, other than Louis R. Page who was late in filing a Form 4 reporting a vesting of restricted share units and Mark T. Thomas who was late in filing a Form 4 reporting two purchases of our ordinary shares due to an administrative error.

PROPOSALS 1 AND 2 — APPOINTMENT OF MEMBERS OF THE SUPERVISORY BOARD

The six members of our Supervisory Board serve for rotating four-year terms. Two of our supervisory directors have terms that expire at this 2010 annual meeting, one supervisory director's term expires at our 2011 annual general meeting, one supervisory director's term expires at our 2012 annual general meeting, and two supervisory directors have terms that expire at our 2013 annual general meeting. None of the members of our Supervisory Board is an employee of Vistaprint.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Supervisory Board. Dutch law also requires us to nominate at least two candidates for each open position and allows us to recommend that shareholders vote for one of the two candidates for each position. The candidate receiving the greater number of votes for each position will be appointed as a member of our Supervisory Board.

In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted unanimous resolutions to make the following binding nominations:

1. For the first open position, the Supervisory Board has nominated Louis R. Page and Richard T. Riley to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Page for this position.

2. For the second open position, the Supervisory Board has nominated Richard T. Riley and Mark T. Thomas to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2014. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Riley for this position.

The persons named in the enclosed proxy card will vote to appoint Messrs. Page and Riley as members of our Supervisory Board, unless you withhold authority to vote for the reappointment of any or all nominees by marking the proxy card to that effect. Each of the nominees has indicated his willingness to serve if appointed.

Messrs. Page and Riley are currently members of our Supervisory Board and previously served on the Board of Directors of Vistaprint Limited before our change of domicile to the Netherlands. You can find more information about the nominees for supervisory director and the other members of our Supervisory Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommend that you vote FOR the appointment of Messrs. Page and Riley as members of our Supervisory Board.

PROPOSAL 3 — ADOPTION OF ANNUAL ACCOUNTS

At the annual meeting, we are asking you to confirm and adopt our Dutch statutory annual accounts, or Annual Accounts, for the fiscal year ended June 30, 2010, which are our audited consolidated financial statements prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP. As a Dutch company, we are required by Dutch law and our articles of association to prepare the Annual Accounts and submit them to our shareholders for confirmation and adoption. Our Annual Accounts are different from our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended June 30, 2010 that were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, as required by United States law and NASDAQ listing standards for companies with securities listed on U.S. stock markets.

The Annual Accounts contain some disclosures that are not required under U.S. GAAP. In addition, the report of our Management Board that accompanies the Annual Accounts, as required by Dutch law, contains information included in this proxy statement, our Annual Report on Form 10-K and other information required by Dutch law.

It is important that our shareholders adopt our Annual Accounts because it is a Dutch law requirement and also because we are not permitted under Dutch law to take certain corporate actions, for example repurchasing our ordinary shares as described in Proposal 6, unless and until our Annual Accounts are adopted.

You can access a copy of the Annual Accounts through our website at *http://proxy.ir.vistaprint.com* or by sending a written request to:

Investor Relations
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

Our Management Board and Supervisory Board recommend that you vote FOR the confirmation and adoption of the Annual Accounts.

PROPOSALS 4 AND 5 — DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD FROM CERTAIN LIABILITY

At the annual meeting, as permitted under Dutch law and customary for Dutch companies, we are asking you to discharge the members of our Management Board and Supervisory Board from liability with respect to the exercise of their management and supervisory duties during our fiscal year ended June 30, 2010. If our shareholders approve this discharge of liability, then our Management Board and Supervisory Board members will not be liable to Vistaprint for actions that they took on behalf of the company in the exercise of their duties during fiscal 2010. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Management Board and Supervisory Board to our shareholders. The discharge is also subject to the provisions of Dutch laws relating to liability upon bankruptcy.

Our Management Board and Supervisory Board recommend that you vote FOR the discharge of the members of our Management Board and Supervisory Board from liability as described above.

PROPOSAL 6 — AUTHORIZATION TO REPURCHASE SHARES

Under Dutch law and our articles of association, our shareholders may authorize the Management Board, with the prior approval of the Supervisory Board and subject to certain Dutch statutory provisions, to repurchase issued shares on our behalf in an amount, at prices and in the manner authorized by the shareholders. The approval of this proposal will allow us to have the flexibility to repurchase our ordinary shares without the expense of calling special shareholder meetings. This authorization may not continue for more than 18 months, but may be given on a rolling basis. We currently have authorization from our shareholders to repurchase the maximum number of ordinary shares allowed under Dutch law and United States securities regulations at prices between an amount equal to €0.01 and 110% of the market price of our ordinary shares on the NASDAQ Global Select Market (the market price being deemed to be the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days before the date of repurchase). This existing authorization expires on February 28, 2011. From August 28, 2009, the date of the authorization, until the date of this proxy statement, we have not repurchased any shares under this authority.

The Management Board believes that we would benefit by renewing the Management Board's authority, acting with the approval of our Supervisory Board, to repurchase our ordinary shares. For example, if the Management Board believes that our shares may be undervalued at the market levels at which they are then trading, repurchases of our share capital may represent an attractive investment for us. The repurchased shares could be used for any valid corporate purpose, including the issuance of shares under our equity compensation plans or for acquisitions, mergers or similar transactions. The reduction in our issued capital resulting from any repurchases would increase the proportionate interest of the remaining shareholders in our net worth and whatever future profits we may earn. However, the number of shares repurchased, if any, and the timing and manner of any repurchases would be determined by the Management Board, with the prior approval of the Supervisory Board, in light of prevailing market conditions, our available resources and other factors that cannot now be predicted. Under Dutch law, the number of our ordinary shares that we or our subsidiaries hold may generally never exceed 50% of the total number of our issued and outstanding shares.

In order to provide us with sufficient flexibility, the Management Board proposes that our shareholders grant authority for the repurchase of up to 10% of our issued and outstanding ordinary shares on the open market, through privately negotiated transactions or in one or more self tender offers at prices per share between an amount equal to €0.01 (or the U.S. dollar equivalent) and an amount equal to 110% of the market price of our ordinary shares on the NASDAQ Global Select Market or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board). This authority would begin on the date of the annual meeting and extend for 18 months until May 4, 2012.

Our Management Board and Supervisory Board recommend that you vote FOR the authorization of the Management Board and Supervisory Board to repurchase our ordinary shares.

PROPOSAL 7 — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. We do not expect that Ernst & Young LLP will attend the annual meeting or be available to answer questions.

Our Management Board and Supervisory Board recommend that you vote FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2010 and June 30, 2009. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal 2010	Fiscal 2009
Audit Fees(1)	$1,068,641	$ 728,480
Audit-Related Fees(2)	32,995	16,500
Tax Fees(3)	421,063	317,150
All Other Fees	—	—
Total Fees	$1,522,699	$1,062,130

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2010 and 2009, statutory audits of Vistaprint N.V. and certain of our subsidiaries, and quarterly reviews of our financial statements. The audit fees for fiscal 2010 and 2009 also include fees for professional services rendered for the audit of the effectiveness of internal control over financial reporting as promulgated by Section 404 of the U.S. Sarbanes-Oxley Act. For fiscal 2010, the audit fees and expenses included our first consolidated statutory filing in the Netherlands. For fiscal 2010 and 2009, the audit fees and expenses included work relating to our change of domicile to the Netherlands.

(2) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate to the evaluation of our internal controls upon our implementation of an SAP system for fiscal 2010, an audit of our 401(k) plan for fiscal 2009, and fees for access to certain online applications for fiscal 2010 and 2009.

(3) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services, and tax return preparation for expatriate employees. Tax compliance services accounted for $68,540 and $198,186 of the total tax fees billed in fiscal 2010 and 2009, respectively.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to Vistaprint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Vistaprint.

During fiscal 2010, no services were provided to Vistaprint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

OTHER MATTERS

Our Management Board and Supervisory Board do not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, then, to the extent permitted by applicable law, the persons named as proxies may vote, or otherwise act, in accordance with their judgment on such matters.

INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS

Our Supervisory Board:

Our Supervisory Board currently consists of six independent, non-employee directors.

Nominees for Members of our Supervisory Board whose terms expire at this 2010 Annual General Meeting:

LOUIS R. PAGE, ***Director since September 2000***

Mr. Page, age 44, has served as President and General Partner of Window to Wall Street, Inc., a venture capital firm, since October 1995. Mr. Page has served on Vistaprint's Board since 2000 and brings to the Supervisory Board his deep knowledge of Vistaprint and its business, culture and history. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005 and Chairman of the Supervisory Board since August 2009***

Mr. Riley, age 54, has served as Chairman of the Board of Directors and Chief Executive Officer of LoJack Corporation, a publicly traded corporation and provider of tracking and recovery systems, since November 2006 and as President, Chief Operating Officer and as a member of the board of directors of LoJack Corporation from February 2005 through November 2006. Mr. Riley also serves on the board of Dorman Products, Inc. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley brings to the Supervisory Board his extensive experience of leading companies as chief executive officer and board member. Mr. Riley is a certified public accountant.

Member of our Supervisory Board whose term will expire at our 2011 Annual General Meeting:

PETER GYENES, ***Director since February 2009***

Mr. Gyenes, age 65, has served as the Chairman of Sophos Plc, a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in April 2005. Mr. Gyenes also serves on the boards of Netezza Corporation, a provider of data warehouse appliances; Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries; Pegasystems Inc., a provider of business process management software and services; Intralinks Holdings, Inc, a provider of shared document and information exchanges; and RealPage, Inc., a provider of property management software solutions for the multifamily industry. Mr. Gyenes previously served on the boards of Applix Inc., a provider of enterprise planning software that was acquired by Cognos and then IBM, from May 2000 to October 2007; BladeLogic Inc., a provider of data center automation software, from June 2006 to April 2008, when it was acquired by BMC Software; and webMethods Inc., a provider of software for process improvement that was acquired by Software AG, from May 2006 to May 2007. He is a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes brings to the Supervisory Board his broad experience in leading companies as chief executive officer and board member and his deep expertise on executive compensation matters through his service on several compensation committees.

Member of our Supervisory Board whose term will expire at our 2012 Annual General Meeting:

MARK T. THOMAS, ***Director since November 2009***

Mr. Thomas, age 56, has served as a Founder and Managing Partner of Monitor Clipper Partners, a middle market private equity firm, since December 1997 and also serves as member of Monitor Clipper Partners' Investment Committee and a director of several of its portfolio companies. In addition, Mr. Thomas is a co-founder of Monitor Company Group LP, a global marketing and strategy consulting firm, and has served in various positions since 1983, most recently as a member of Monitor Company Group's Management Committee and chair of its Audit Committee. Mr. Thomas brings to the Supervisory Board his extensive strategy and international experience, which includes more than 20 years of building companies, serving on boards and providing advice to top executives on strategic matters.

Members of our Supervisory Board whose terms will expire at our 2013 Annual General Meeting:

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 55, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software, from January 2007 through June 2008, when it was acquired by BMC Software. Mr. Gavin also serves on the boards of Qlik Technologies Inc., a provider of business intelligence solutions; and BroadSoft, Inc., a global provider of residential and business Voice over IP applications. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From 2001 to 2005, Mr. Gavin was a member of the Board of Directors of Ascential Software, which was acquired by IBM in April 2005. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment that was acquired by EMC Corporation, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. Since February 2009, Mr. Gavin has also served as a member of the board of directors of Consona Corporation, a privately held provider of customer relationship management and enterprise resource planning software and services. Mr. Gavin brings to the Supervisory Board his extensive experience as chief financial officer of several growing companies, as well as ten years as an independent auditor. Mr. Gavin is a certified public accountant.

GEORGE M. OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 50, has served as Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations, since August 2004. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending. Mr. Overholser brings to the Supervisory Board his extensive experience of leading companies through periods of hyper-growth, as both a board member and an executive.

Our Management Board:

Our Management Board currently consists of our four named executive officers identified in the Summary Compensation Table below. The four members of our Management Board serve for four-year terms expiring at our 2013 annual general meeting. The members of our Management Board may be reelected for additional terms of up to four years.

ROBERT S. KEANE, ***President, Chief Executive Officer and Chairman of the Management Board***

Mr. Keane, age 47, is the founder of Vistaprint and has served as our President and Chief Executive Officer since he founded Vistaprint in January 1995. Mr. Keane served as the Chairman of our Board of

Directors from January 1995 to August 2009 and was appointed Chairman of the Management Board in September 2009. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

WENDY M. CEBULA, ***President, Vistaprint North America***

Ms. Cebula, age 39, has served as President of Vistaprint's North American business unit since May 2008. From January 2007 through May 2008, Ms. Cebula served as Executive Vice President and Chief Operating Officer. From July 2005 to January 2007, Ms. Cebula served as Executive Vice President and Chief Information Officer. Ms. Cebula joined Vistaprint as Vice President, Database Marketing in October 2000. Before joining Vistaprint, Ms. Cebula served as director of database marketing and analysis at MotherNature.com, an online provider of personal health care products. She also spent three years working in marketing analytics and management at Partner's First, a direct to consumer financial services company. Ms. Cebula earned a B.S. degree in Finance at Rochester Institute of Technology.

MICHAEL GIANNETTO, ***Executive Vice President and Chief Financial Officer***

Mr. Giannetto, age 47, has served as Chief Financial Officer since September 2008. From May 2003 through August 2008, Mr. Giannetto served as our Senior Vice President of Finance. Before joining Vistaprint, from May 2001 to May 2003, Mr. Giannetto was the corporate controller at ePresence, a publicly traded technology consulting company. Prior to that, Mr. Giannetto served as the controller for Latin America and Canada operations at EMC Corporation, an information infrastructure technology company. Before joining EMC, Mr. Giannetto spent 14 years in the finance operations of Data General, a mini-computing and storage company which was acquired by EMC Corporation in 1999. While at Data General, he held several financial management positions including director of corporate planning and accounting. Mr. Giannetto holds a B.S. in Accountancy from Bentley College and an M.B.A. from Babson College.

JANET F. HOLIAN, ***President, Vistaprint Europe***

Ms. Holian, age 50, has served as President of Vistaprint's European business unit since May 2008. From July 2004 through May 2008, Ms. Holian served as Executive Vice President and Chief Marketing Officer of Vistaprint USA, Incorporated. Ms. Holian served in various marketing roles for Vistaprint since being hired as Vice President, Corporate Communications in July 2000. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Before joining Andover.Net, Ms. Holian held the positions of Vice President of Marketing at PersonalAudio, Inc. and Director of Worldwide Marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State University in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995.

There are no family relationships among any of the supervisory directors and executive officers of Vistaprint. No arrangements or understandings exist between any supervisory director or any person nominated for appointment as a supervisory director and any other person pursuant to which such person is to be selected as a supervisory director or nominee for appointment as a supervisory director.

CORPORATE GOVERNANCE

Board Structure

We have a two-tiered board structure consisting of a Supervisory Board and a Management Board. The Supervisory Board consists of our independent, non-employee supervisory directors, and the Management Board consists of managing directors who are also our named executive officers identified in the Summary Compensation Table below. The principal responsibility of the members of the Supervisory Board is to oversee the Management Board and its management of Vistaprint and, in so doing, serve the best interests of Vistaprint and its stakeholders. The Supervisory Board is accountable to our shareholders. The principal responsibility of the members of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's aims and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis and addressing corporate social responsibility issues that are relevant to the enterprise. The Management Board is accountable to the Supervisory Board and to our shareholders.

Each of our Supervisory Board and Management Board has its own chairman. The Chairman of our Supervisory Board is Mr. Riley, an independent, non-employee supervisory director, and the Chairman of our Management Board is Mr. Keane, who is also our Chief Executive Officer and President.

Governance Guidelines

We believe that good corporate governance is important to ensure that Vistaprint is managed for the long-term benefit of our stakeholders, including but not limited to our shareholders. The Management Board and Supervisory Board have adopted Rules to assist each Board in the exercise of its duties and responsibilities and to serve the best interests of Vistaprint and our stakeholders. The Rules for each Board provide a framework for the conduct of each Board's business.

Among other things, the Rules for the Supervisory Board provide that:

- a majority of the members of the Supervisory Board must be independent directors, except as permitted by NASDAQ rules;
- the independent supervisory directors must meet at least twice a year in executive session;
- supervisory directors have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all supervisory directors are expected to participate in a mandatory orientation program and continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee is required to oversee a self-evaluation of the Supervisory Board to determine whether the Supervisory Board and its committees are functioning effectively.

Among other things, the Rules for the Management Board provide that:

- the Management Board is responsible for determining that effective systems are in place for the periodic and timely reporting to the Supervisory Board on important matters concerning Vistaprint and its subsidiaries;
- the Management Board must hold at least four meetings annually; and
- at least annually the Supervisory Board is required to conduct an evaluation of the Management Board to determine whether the Management Board is functioning effectively.

You can access our Rules for the Supervisory Board, our Rules for the Management Board, our Code of Business Conduct and Ethics and the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee at www.vistaprint.com or by writing to:

Investor Relations
c/o Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA
Email: ir@vistaprint.com

In addition, the Dutch Corporate Governance Code, or Dutch Code, applies to Vistaprint. The Dutch Code emphasizes the principles of integrity, transparency and accountability as the primary means of achieving good corporate governance. The Dutch Code includes certain principles of good corporate governance, supported by "best practice" provisions, and our Management Board and Supervisory Board agree with the fundamental principles of the Dutch Code. However, as a company whose ordinary shares are traded on NASDAQ, we are subject to the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws, and we may also choose to follow certain market practices that are common for NASDAQ-traded companies. Some of the U.S. corporate governance rules and market practices that we are required to or choose to follow conflict, in whole or in part, with the best practice provisions of the Dutch Code. As a result, we do not apply some of the Dutch best practice provisions. In accordance with the Dutch Code's compliance principle of "apply or explain," which permits Dutch companies to be fully compliant with the Dutch Code either by applying the Dutch best practices or by explaining why the company has chosen not to apply certain of the best practices, we are disclosing in our Dutch annual report that accompanies our Annual Accounts to what extent we do not apply provisions of the Dutch Code, together with the reasons for those deviations.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our supervisory directors, officers and employees, a current copy of which is posted on our website, www.vistaprint.com. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under NASDAQ rules, supervisory directors only qualify as "independent directors" if, in the opinion of our Supervisory Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director. The Supervisory Board has determined that none of its members has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director and that all of its members are "independent directors" as defined under NASDAQ's Marketplace Rules.

In addition, our supervisory directors satisfy the criteria for independence under the Dutch Code.

Oversight of Risk

Under the Rules for the Supervisory Board, our Supervisory Board is responsible for reviewing the integrity of our internal control and management information systems, the main risks of our business, and the design and effectiveness of our internal risk management and control systems. As set forth in its charter, our Audit Committee assists the Supervisory Board in its review and oversight of risk by reviewing our policies with respect to risk assessment and risk management, including the guidelines and policies that govern the process by which our exposure to risk is handled. The Supervisory Board and Audit Committee regularly discuss with management our major risk exposures, their potential impact on Vistaprint, and the steps we take to manage them.

In addition, based on an internal risk assessment, we believe that any risks arising from our compensation programs for our employees are not reasonably likely to have a material adverse effect on Vistaprint.

Supervisory Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate candidates for members of our Supervisory Board includes requests to supervisory directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Supervisory Board.

In considering whether to recommend any particular candidate for inclusion in the Supervisory Board's slate of nominees, the Nominating and Corporate Governance Committee applies, among other things, the criteria for nominating supervisory directors set forth as an attachment to the Rules for the Supervisory Board.

These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest and the ability to act in the interests of all of Vistaprint's stakeholders. In addition, the Rules for the Supervisory Board specify that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law and that the Nominating and Corporate Governance Committee and Supervisory Board should consider the value of diversity on the Supervisory Board. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee.

We believe that the backgrounds and qualifications of our supervisory directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Supervisory Board to fulfill its responsibilities. Accordingly, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills and backgrounds.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential candidates for the Supervisory Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands, with a copy to General Counsel, Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421 USA. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

If the Supervisory Board does not submit a binding nomination for a supervisory director position, then the shareholders represented at the general meeting may select a nominee. The shareholders may appoint such a nominee as a member of the Supervisory Board by the vote of at least two-thirds of the votes cast at the meeting representing more than half of our share capital.

Shareholders also have the right under our articles of association to nominate candidates for our Supervisory Board directly, without any action or recommendation by our Nominating and Corporate Governance Committee or Supervisory Board, by following the procedures described under "INFORMATION ABOUT THE ANNUAL MEETING AND VOTING — How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2011 annual general meeting?"

Supervisory Board Meetings and Committees

From July 1, 2009 until we changed our domicile to the Netherlands on August 31, 2009, the Board of Directors of Vistaprint Limited, our predecessor company, met one time. From August 31, 2009 until June 30, 2010, the end of our 2010 fiscal year, our Supervisory Board met three times. During fiscal 2010, each of our directors who served as a director of Vistaprint Limited and/or Vistaprint N.V. attended at least 75% of the total number of meetings of the Boards and the committees of which such director was a member during the period of time he served on such committee. In addition, it is our policy that one or more of our supervisory directors should attend annual general meetings of shareholders to the extent practicable. One of our supervisory directors attended our 2009 annual general meeting of shareholders.

The Supervisory Board currently has, and the Vistaprint Limited Board of Directors had at all times since our initial public offering in 2005, standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Supervisory Board. The Audit Committee must review the appropriateness of its charter at least annually, and the Compensation and Nominating and Corporate Governance Committees review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. All members of all committees are non-employee supervisory directors, and the Supervisory Board has determined that all of the members of our three standing committees are independent as defined under NASDAQ's Marketplace Rules and, in the case of all members of the Audit Committee, the independence requirements contemplated by SEC rules.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Page and Riley. Our Supervisory Board has determined that Mr. Gavin qualifies as an "audit committee financial expert" under SEC rules, and all three Audit Committee members meet the SEC's independence criteria for audit committee members. The Audit Committee's responsibilities include:

- retaining our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending that the Supervisory Board assess) the independence of, our registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- coordinating the Supervisory Board's oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;
- reviewing and approving all related party transactions;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2010.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser (Chair), Gyenes and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Supervisory Board with respect to, the compensation of our Chief Executive Officer and our other named executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Supervisory Board with respect to supervisory director compensation;
- reviewing and discussing with management the "Compensation Discussion and Analysis" section of the proxy statement and considering whether to recommend to the Supervisory Board that the "Compensation Discussion and Analysis" be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The Compensation Committee met four times during fiscal 2010.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Riley (Chair), Gyenes and Thomas. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Supervisory Board members;

- recommending to the Supervisory Board the persons to be nominated for appointment as members of the Supervisory Board and the Management Board and to each of the Supervisory Board's committees;
- overseeing an annual review by the Supervisory Board with respect to succession planning for the Chief Executive Officer and other executive officers;
- overseeing an annual evaluation of the Supervisory Board, the Management Board and all committees of the Supervisory Board to determine whether each is functioning effectively; and
- reviewing and assessing the adequacy of the Rules of the Supervisory Board and of the Management Board.

The Nominating and Corporate Governance Committee met four times during fiscal 2010.

Communicating with the Supervisory Board

Our Supervisory Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating and Corporate Governance Committee, with the assistance of Vistaprint's General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other supervisory directors as its members consider appropriate.

The chair of the Nominating and Corporate Governance Committee will forward communications to all supervisory directors if the communications relate to substantive matters and include suggestions or comments that he considers to be important for the supervisory directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances and matters as to which Vistaprint may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to our Supervisory Board should address such communications to:

Supervisory Board
c/o Corporate Secretary
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

Report of the Audit Committee

The Audit Committee has reviewed Vistaprint's audited consolidated financial statements for the fiscal year ended June 30, 2010 and has discussed these financial statements with Vistaprint's management and Ernst & Young LLP, our independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young is required to provide to the Audit Committee, including the matters required to be discussed by AICPA, Professional Standards, Vol. 1, AU section 380, as adopted by the Public Company Accounting Oversight Board, or PCAOB in Rule 3200T.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the independent registered public accounting firm its independence from Vistaprint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" under Proposal 7 is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with, and its review of the representations and information provided by, management and Ernst & Young LLP, the Audit Committee recommended to the Supervisory Board that the audited consolidated financial statements be included in Vistaprint's Annual Report on Form 10-K for the fiscal year ended June 30, 2010. The Audit Committee and Supervisory Board also have selected, subject to appointment by the shareholders, Ernst & Young LLP as Vistaprint's independent registered public accounting firm for the fiscal year ending June 30, 2011.

This Audit Committee Report is not incorporated by reference to any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

Audit Committee of the Supervisory Board
John J. Gavin, Jr., *Chairman*
Louis R. Page
Richard T. Riley

Certain Relationships and Related Transactions

Policies and Procedures for Related Party Transactions

We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a member of our Management Board or Supervisory Board at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence.

All related person transactions that we propose to enter into must be reported to our General Counsel, and whenever practicable, our Audit Committee will review and approve the proposed transaction in accordance with our policy, before the transaction becomes effective or is consummated. If our General Counsel determines that advanced approval of a related person transaction is not practicable under the circumstances, then our Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee, or at the next meeting after the date that the related person transaction comes to the attention of our General Counsel. Our General Counsel may also present a related person transaction that arises between Audit Committee meetings to the Audit Committee chair, who will review and may approve the related person transaction, subject to ratification by the full Audit Committee at its next meeting.

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee's previous approval, if any, and that all required disclosures regarding the related person transaction are made.

When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;

- whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

Related Party Transaction

In December 2009, Robert Keane, our chief executive officer, and Vistaprint SARL, our subsidiary in France, entered into a 12-month sublease agreement, expiring on December 31, 2010. Under this sublease, Mr. Keane and his spouse sublet from Vistaprint SARL an office within Vistaprint's Paris offices for which they pay Vistaprint €1,000 per month. Although the amounts payable under the sublease were below the $25,000 threshold set forth in our related person transaction policy described above, our Audit Committee reviewed and approved the sublease in accordance with the policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Context

Our success depends on our ability to attract and retain top talent, and to motivate that talent to achieve outstanding short- and long-term performance. We seek to build a strong leadership team that shares a compelling, common vision for our future, that is capable of leading the organization to achieve aggressive financial and operational targets, and that will identify and execute opportunities to profitably expand our business.

Our Compensation Committee oversees the compensation and perquisites programs of our executive officers identified in the Summary Compensation Table set forth below, to whom we refer as our named executive officers. Our named executive officers are also the members of our Management Board. The Compensation Committee advises and makes recommendations to the Supervisory Board with respect to Vistaprint's compensation philosophy and programs and exercises oversight with respect to the payment of annual salaries, annual cash incentives, long-term equity and cash incentives and benefits to our named executive officers.

Compensation Philosophy, Guiding Principles and Background

Our compensation philosophy is based on the following guiding principles:

- Enable us to attract and retain superior talent.
- Provide desirable incentives to motivate people toward their highest performance.
- Reward extraordinary performance with compensation that is correspondingly above peer averages. Conversely, provide mechanisms that result in compensation below peer averages in the absence of extraordinary performance.
- Promote fair and equitable treatment relative to rewards, considering both internal and external comparisons.

- Link the amount of variable compensation and an individual's ability to influence performance outcomes.

- Align executive and long-term shareholder interests by structuring compensation programs to reward long-term shareholder value creation and mitigate the focus on short-term share price and other near-term metrics.

- Evaluate and refine all compensation programs in light of our strategic direction and life-cycle stage, the practices of peers and the overall affordability of compensation packages.

Compensation Committee Approach

Each year, the Compensation Committee conducts a review of our executive compensation program, which includes a review and detailed competitive analysis performed by an independent compensation consultant. The Compensation Committee engaged the firm DolmatConnell & Partners as its compensation consultant in fiscal year 2010 and manages the relationship with the firm. DolmatConnell provides competitive compensation analysis and recommendations to the Compensation Committee with respect to the compensation of our named executive officers and also provides competitive analysis and recommendations to our Compensation Committee and Chief Executive Officer with respect to the compensation of members of our senior management team who are not executive officers. DolmatConnell does not provide any services to Vistaprint other than compensation consulting services.

Under the Compensation Committee's direction, DolmatConnell analyzed base salary, target total cash compensation, actual total cash compensation, long-term incentive compensation, target total direct compensation and actual total direct compensation of our named executive officers as compared to two peer groups of companies. DolmatConnell developed, with Compensation Committee oversight, a "primary" comparison peer group consisting of publicly traded firms that have characteristics that are currently comparable to Vistaprint or comparable to where Vistaprint expects to be in the near future: Annual revenue in the range of $600 million to $1.7 billion, in Vistaprint's industry, and market capitalization between $1.6 billion and $4.2 billion. For fiscal 2010, the primary peer group consisted of 3Com, Akamai Technologies, Allscripts-Misys Healthcare Solutions, Cadence Design Systems, Compuware, Equinix, F5 Networks, IAC/InterActive, Monster Worldwide, Nuance Communications, Open Text, Parametric Technology, Quest Software, Rackspace Hosting, Sohu.com, Solera Holdings, Sybase, TANDBERG, TIBCO Software and VeriSign. In addition to publicly available compensation data about the primary peer group companies, DolmatConnell also uses published compensation surveys as an additional frame of reference to validate the primary peer group data.

DolmatConnell also developed a second "aspirational" comparison peer group assuming annual revenues, industry, and market capitalizations comparable to Vistaprint in the future if Vistaprint were to achieve its current business objectives. The Compensation Committee uses this aspirational peer group to help it forecast future compensation trends that may be applicable to us if we experience growth rates that are in line with our expectations.

In addition, DolmatConnell conducted a detailed equity utilization analysis for the Compensation Committee. This analysis compares the number of shares that Vistaprint grants per year pursuant to equity compensation awards and the number of shares subject to outstanding equity compensation awards and available for grant under our equity compensation plans with both our primary and aspirational peer group, to assist the Compensation Committee in gauging how Vistaprint's practices of granting equity to its employees compares to our peer companies.

Based on its analysis of the compensation data of our primary and aspirational peer group companies and on Vistaprint's compensation philosophy described above, DolmatConnell made recommendations to the Compensation Committee with respect to the compensation of our named executive officers. In determining the compensation of our executive officers for fiscal 2010, the Compensation Committee considered the competitive analysis and recommendations of DolmatConnell, as well as detailed tally sheets summarizing our officers' current and historical compensation.

The Compensation Committee generally seeks to ensure that our executive compensation program is competitive to help us attract and retain superior talent. The Compensation Committee's philosophy on competitive compensation is to base our named executive officers' target total direct cash and equity compensation on the 70-80th percentile range of our primary peer group and then apply the Committee's discretion to take into account a range of factors such as general economic conditions, the internal equity of compensation among our executives, each named executive officer's role in the organization, his or her experience within the role and individual performance. The Committee does not assign specific weights to particular factors but considers them together in determining compensation. In fiscal 2010, the total direct compensation of our named executive officers was within the 50th to 65th percentiles of our primary peer group. In determining the 2010 compensation levels, the Compensation Committee took into account the factors described above, with particular emphasis on a desire to limit the company's expenses in an uncertain economy.

The Compensation Committee believes that our executive compensation program provides an overall level of compensation that is competitive with the level of compensation of companies of similar size, complexity, revenue and growth potential, and that the executive compensation program also reflects the desired caliber, level of experience and performance of our executive team.

Compensation Components for Executives

The principal elements of our executive compensation program for named executive officers are base salary, annual cash incentive and a long-term incentive program, or LTIP. The base salary and annual cash incentive components of the executive compensation program emphasize the realization of defined financial objectives in the then-current fiscal year, while the LTIP focuses on both the realization of defined longer term financial objectives and the creation of value for our shareholders as reflected in our share price. In fiscal 2010, the LTIP consisted of stock options, restricted share units and long-term cash incentive awards. Named executive officers also participate in the standard health and welfare benefits applicable to our employees in their geographic home locations.

In accordance with our compensation philosophy, the Compensation Committee has established a pay-for-performance model for our named executive officers, with the total compensation package for fiscal 2010 weighted heavily toward performance-based compensation in the form of annual bonuses and LTIP. Our named executive officers have a significant portion of their compensation at risk through our annual cash incentive plan and the LTIP, both of which are based on financial goals that the Compensation Committee believes are highly challenging but achievable.

Annual Compensation

Base Salary

We use base salary to recognize the experience, skills, knowledge and responsibilities of all employees, including our named executive officers, and to provide a degree of financial stability. Under our pay for performance philosophy, the compensation of our employees at higher levels in the organization is generally more heavily weighted towards variable compensation based on our performance, and base salary generally accounts for a smaller portion of these employees' total compensation. Conversely, employees at lower levels in the organization generally receive more of their compensation in the form of base salary and less in the form of variable compensation.

The Compensation Committee established base salary compensation levels for named executive officers based on external market data and our overall compensation philosophy. To establish base salaries for fiscal 2010, the Committee reviewed DolmatConnell's recommendations with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in the primary peer group. In addition to external market data, the Committee also considered the executive's role in the organization, experience within the role, individual performance and internal equity in determining individual base salary levels. The Committee does not assign specific weights to particular factors but considers them together in determining base salaries.

Based on its review, the Compensation Committee determined the base salaries of our named executive officers as follows:

- Mr. Keane's base salary for fiscal 2010 increased approximately 5% from fiscal 2009 to align him to the 25th percentile of our primary peer group. For fiscal 2011, to further reinforce our pay for performance philosophy, we reallocated Mr. Keane's compensation to reduce his base salary by 20% and proportionately increased his annual incentive compensation target, for which the actual compensation he receives will vary based on our performance with respect to constant currency revenue and earnings per share goals.
- The base salaries of Ms. Cebula and Ms. Holian for fiscal 2010 increased modestly from fiscal 2009, by approximately 1%, to maintain their salaries at competitive rates.
- Mr. Giannetto's base salary for fiscal 2010 increased by approximately 16% from fiscal 2009 to bring his salary in line with the 40th percentile of our primary peer group.

You can find more information on our named executive officers' salaries in the Summary Compensation Table below.

Annual Cash Incentive

The Compensation Committee grants annual cash incentive awards to our named executive officers, pursuant to annual award agreements under our Performance Incentive Plan for Covered Employees, to provide an incentive to executives to achieve financial goals that are tied to the current fiscal year, typically constant currency revenue and earnings per share, or EPS. The Supervisory Board sets revenue and earnings per share goals annually as part of our comprehensive strategic planning and budgeting process, and the Compensation Committee believes these goals are highly challenging yet achievable. The Compensation Committee sets the executive officers' target annual cash incentive levels based on its analysis of comparative data of our primary peer group and on our pay-for-performance philosophy. The Compensation Committee bases the annual cash incentives 50% on Vistaprint's achievement of full-year constant currency revenue goals and 50% on Vistaprint's achievement of full-year EPS goals determined by the Compensation Committee. For purposes of calculating these annual incentives, the Compensation Committee defines "constant currency revenue" as consolidated net revenue for Vistaprint and its subsidiaries for the fiscal year, adjusted to use the same currency exchange rates as set forth in Vistaprint's budget for the fiscal year. "Earnings per share" is defined as earnings per share, on a fully diluted basis for the results of Vistaprint's operations on a consolidated basis for the fiscal year, calculated in accordance with U.S. generally accepted accounting principles with some exclusions for income or expenses relating to several specific unusual events.

As set forth in each annual award agreement with our named executive officers, the actual amount paid for the annual cash incentives for each fiscal year is calculated as follows:

- The annual incentive payout is a percentage of the target award for each executive, listed in the table below, where the payout percentage equals (0.5 X Revenue Target Percentage$^{\wedge 0.5}$ + 0.5 X EPS Target Percentage$^{\wedge 0.5}$)$^{\wedge 19.2}$. The Revenue Target Percentage and EPS Target Percentage are calculated by dividing the actual amounts for the fiscal year by the goals determined by the Supervisory Board and Compensation Committee.
- If either Vistaprint's actual constant currency revenue amount or actual EPS amount is less than 90% of the goal, then the annual payout would be zero even if the other goal is achieved.
- The payout percentage is capped at a maximum of 250%.

Fiscal 2010 annual cash incentives

For fiscal 2010, our achievement of constant currency revenue of $652,800,000 and EPS of $1.494 against our constant currency revenue goal of $640,000,000 and our EPS goal of $1.40-1.46 (calculated using $1.43 as a target) resulted in an annual cash incentive payout of 135.7% of target levels to our named executive officers. The following table sets forth the target and actual bonus levels for our named executive officers that the Compensation Committee determined for fiscal 2010:

Name	Target Annual Incentive ($)	Actual Annual Incentive Paid ($)
Robert S. Keane	€330,610	€448,638
Wendy M. Cebula	$250,000	$339,250
Michael Giannetto	$215,000	$291,755
Janet F. Holian	$250,000	$339,250

Fiscal 2011 annual cash incentives

In September 2010, the Compensation Committee, with the approval of our Supervisory Board, granted an annual cash incentive award to each of our named executive officers for fiscal 2011. The following table sets forth the fiscal 2011 target incentive level that the Compensation Committee established for each executive officer. The actual amount that we pay to each officer will be determined by Vistaprint's level of achievement of the constant currency revenue and EPS goals for fiscal 2011 determined by the Compensation Committee and could be as high as 250% of the amount listed below or as low as zero.

Name	Target Annual Incentive ($)
Robert S. Keane	€396,732
Wendy M. Cebula	$265,000
Michael Giannetto	$240,000
Janet F. Holian	$265,000

Long-Term Incentive Program

Overview and Background

Our long-term incentive program, or LTIP, is the primary vehicle for focusing our executives and employees on long-term performance and aligning their interests with long-term value creation for the company and our shareholders. The Compensation Committee, with recommendations from DolmatConnell, determines the mix among our three long-term incentive vehicles — which are share options, restricted share units and long-term cash incentives — for our executives and employees.

Share Options and Restricted Share Units for Executives

Equity compensation is a significant portion of each named executive officer's total compensation package. The Compensation Committee works with DolmatConnell to analyze the market practices of our primary peer group to determine competitive equity awards and to calculate the grant value that would result in target total direct cash and equity compensation in the 70-80th percentile range of our primary peer group. In addition, the Compensation Committee takes into account the internal equity of compensation among our officers, the officers' past performance, the importance of retaining their services and the potential for their performance to help us attain long-term goals. The Committee does not assign specific weights to particular factors but considers them together in determining equity compensation.

In general, we grant equity compensation to our named executive officers in the form of share options and restricted share units that vest ratably over a four year period. The Compensation Committee believes that granting equity awards is an effective way to motivate our executives to manage the company in a manner that is consistent with the long-term interests of both the company and our shareholders, with equity awards generating returns for our executives and employees as our share price increases. Because our share options and restricted share units vest over four years, these incentive vehicles also provide us with an important retention tool, as the equity grants vest only if the officer continues to be employed by us on each vest date. The exercise price of all share options we grant is 100% of the fair market value on the date of grant.

Restricted Share Units for Non-Executive Employees

We also grant restricted share units to our non-executive employees, based upon market practices for our industry, size and geographic locations. As with equity grants to our executives, our restricted share unit awards to our non-executive employees vest ratably over a four year period. These restricted share units are intended to align the employees' interests with those of our shareholders and serve as a retention tool.

Timing of Equity Grants

We grant equity awards to our named executive officers annually in conjunction with our review of their individual performance and the independent consultant's compensation study. The intent is to conduct this review at the regularly scheduled meeting of the Compensation Committee held in conjunction with the quarterly Supervisory Board meeting in the fourth quarter of each fiscal year. Accordingly, grants made in fiscal 2010 were made at the May 2010 Compensation Committee meeting. Restricted share unit grants to employees who are not named executive officers are typically made during our first fiscal quarter after the conclusion of our performance review cycle in June of each year.

Long-Term Cash Incentive Compensation

For the first time in fiscal 2010, the Compensation Committee granted long-term cash incentive awards to our named executive officers pursuant to four-year award agreements under the Performance Incentive Plan for Covered Employees approved by our shareholders in November 2009. The Compensation Committee added long-term cash incentive awards to the mix of compensation received by our named executive officers in order to continue building on our pay-for-performance culture and philosophy, to enhance our ability to manage the number of shares available under our equity compensation plans, and to balance the focus on stock price appreciation created through equity awards with cash awards based on the achievement of financial metrics that are drivers of long-term company and shareholder value creation.

Each long-term cash incentive award under the plan has a performance cycle of four fiscal years, and each named executive officer is eligible to receive 25% of his or her total award for each fiscal year in the performance cycle. At the beginning of each performance cycle, the Compensation Committee develops performance goals for each fiscal year within that specific cycle. For the fiscal 2010 and 2011 long-term cash incentive awards, the Compensation Committee based the performance goals on Vistaprint's achievement of EPS targets expressed as dollar values in the low, medium and upper ranges. The Compensation Committee uses the same definition of EPS for purposes of the long-term cash incentive awards as it does for the annual cash incentive awards described above. We measure performance on an annual basis and make payments for each fiscal year in the performance cycle based on the level of goal achievement for that fiscal year. Actual payout levels can range from 0% to 250% of target award depending on the year.

Fiscal 2010 long-term cash incentives

Under the long-term cash incentive awards we granted to our named executive officers in fiscal 2010, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS targets for each fiscal year. As set forth in the four-year award agreements with our executive officers, our low EPS target for fiscal 2010 was $1.33, our 2010 medium target was $1.43, and our 2010 upper target was $1.53. Because our actual EPS for fiscal 2010 was $1.494, which was between the medium and upper ranges of our EPS targets, we paid 119.2% of target levels to our executive officers based on the formula set forth in their agreements, as follows:

Name	Target Long-Term Cash Incentive for Fiscal 2010 ($)	Actual Long-Term Cash Incentive Paid for Fiscal 2010 ($)
Robert S. Keane	$234,375	$279,375
Wendy M. Cebula	$140,000	$166,880
Michael Giannetto	$110,000	$131,120
Janet F. Holian	$140,000	$166,880

Fiscal 2011 long-term cash incentives

In September 2010, the Compensation Committee, with the approval of our Supervisory Board, granted a four-year cash incentive award to each of our named executive officers under which each executive is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2011, 2012, 2013 and 2014 based on our achievement of EPS targets for each fiscal year. The following table sets forth the potential aggregate payments that our executive officers would be eligible to receive over four years under these long-term performance awards if we achieve the medium range of our EPS targets in each of the four fiscal years covered by the awards. The actual amount that we pay to each officer will be determined by Vistaprint's level of achievement of the EPS goals for each fiscal year as determined by the Compensation Committee and could be higher than the amounts listed below or as low as zero.

Name	Target Aggregate Long-Term Cash Incentive Amount ($)
Robert S. Keane	$562,500
Wendy M. Cebula	$400,000
Michael Giannetto	$355,000
Janet F. Holian	$400,000

Benefit Programs

The Compensation Committee has specifically chosen to provide named executive officers with the same health and welfare benefits provided to other employees based in the same geographic location. The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits. As such, named executive officers have the opportunity to participate in the same medical, dental, vision, and disability plans, group life and accidental death and disability insurance and other benefit plans as those offered to all other employees based in the same geographic location. U.S. based employees may also participate in a 401(k) plan which provides a company match of up to 50% on the first 6% of the participant's annual salary that is contributed, with company matching contributions vesting ratably over a four year period.

Perquisites

In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location.

We do, however, have arrangements with some of our named executive officers to reimburse them for living and relocation expenses relating to their work outside of their home countries. In fiscal 2010, we paid a total of $160,486 in connection with Janet Holian's expatriate assignment in our Barcelona office in her role of President of Vistaprint Europe, including rent, telephone and other utilities, real estate agency fees, transportation, local Spanish taxes and tax gross up amounts. In addition, Robert Keane, our Chief Executive Officer, moved to our Paris, France office from our Lexington, Massachusetts office, and we paid $38,986 during fiscal 2010 in reimbursement of relocation expenses. We paid these amounts for Ms. Holian and Mr. Keane in Euros and have converted them to U.S. dollars for reporting purposes of this proxy statement.

Executive Retention and Other Agreements

We have entered into amended and restated executive retention agreements, or retention agreements, with Messrs. Keane and Giannetto, Ms. Cebula and Ms. Holian. Under the retention agreements, if we terminate a named executive officer's employment without cause (as defined in the retention agreements) or the executive terminates his or her employment for good reason (as defined in the retention agreements) before a change in control of Vistaprint or within one year after a change in control (as defined in the retention agreements), then the executive is entitled to receive:

- A lump sum severance payment equal to two years' salary and bonus, in the case of Mr. Keane, or one year's salary and bonus, in the case of Ms. Cebula, Mr. Giannetto and Ms. Holian. These severance payments are based on the executive's then current base salary plus the greater of (1) the target bonus for the then current fiscal year, or (2) the target bonus for the then current fiscal year multiplied by the average actual bonus payout percentage for the previous three fiscal years.
- With respect to any outstanding annual incentive award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current fiscal year until the date of termination, of his or her target incentive for the fiscal year multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the fiscal year, this pro rata portion is capped at the actual amount of annual incentive that the executive would have received had he or she remained employed by Vistaprint through the end of the fiscal year.
- With respect to any outstanding multi-year award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current performance period until the date of termination, of his or her mid-range target incentive for the then current performance period multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the applicable performance period, this pro rata portion is capped at the actual amount of incentive for the performance period that the executive would have received had he or she remained employed by Vistaprint through the end of the performance period.
- The continuation of all other employment-related benefits for two years after the termination in the case of Mr. Keane, or one year after the termination in the case of our other three named executive officers.

The retention agreements also provide that, upon a change in control of Vistaprint, all equity awards granted to each named executive officer will accelerate and become fully vested; each executive's multi-year incentive awards under our Performance Incentive Plan will accelerate such that the executive will receive the mid-range target bonus for the then current performance period and each performance period after the change in control; and each executive will receive a pro rata portion, based on the number of days in the fiscal year before the change in control, of his or her target annual incentive award for that fiscal year.

In addition, if after a change in control Vistaprint's successor terminates the executive without cause, or the executive terminates his or her employment for good reason (as defined in the retention agreements), then each of the executive's equity awards remains exercisable until the earlier of one year after termination or the original expiration date of the award. If an executive is required to pay any excise tax pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him or her, or benefits obtained by him or her (including the acceleration of equity awards) resulting from a change in ownership or control of Vistaprint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing the executive's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 280G of the Code, then Vistaprint has the right to reduce the payment by up to $50,000 to avoid triggering the excise tax and thus avoid providing gross-up payments to the executive.

The following table sets forth information on the potential payments to named executive officers upon their termination or a change in control of Vistaprint, assuming that a termination or change in control took place on June 30, 2010.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	2,078,771	—	—	24,008	—	2,102,779
• Change in Control	703,125	4,108,246	2,477,316	—	—	7,288,687
• Change in Control w/ Termination Without Cause or With Good Reason	2,781,896	4,108,246	2,477,316	24,008	1,565,262	10,956,728
Wendy M. Cebula						
• Termination Without Cause or With Good Reason	773,333	—	—	12,361	—	785,694
• Change in Control	420,000	365,397	3,044,346	—	—	3,829,743
• Change in Control w/ Termination Without Cause or With Good Reason	1,193,333	365,397	3,044,346	12,361	—	4,615,437
Michael Giannetto						
• Termination Without Cause or With Good Reason	663,267	—	—	12,827	—	676,094
• Change in Control	330,000	195,595	2,488,191	—	—	3,013,786
• Change in Control w/ Termination Without Cause or With Good Reason	993,267	195,595	2,488,191	12,827	—	3,689,880
Janet F. Holian						
• Termination Without Cause or With Good Reason	773,333	—	—	8,118	—	781,451
• Change in Control	420,000	365,397	3,044,346	—	—	3,829,743
• Change in Control w/ Termination Without Cause or With Good Reason	1,193,333	365,397	3,044,346	8,118	—	4,611,194

(1) Amounts in this column for Termination Without Cause or With Good Reason represent severance amounts payable under the retention agreements, and amounts in this column for Change in Control represent the acceleration of cash incentive awards. The amounts of the incentive awards included in these amounts were calculated based on the target amounts payable if Vistaprint had met its targets for the applicable periods. Cash incentive awards that the named executive officers earned as of June 30, 2010 irrespective of a termination without cause or change in control have been excluded.

(2) Amounts in this column represent the value of share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $47.49 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2010.

(3) Amounts in this column represent the value of restricted share units upon the triggering event described in the first column, based on $47.49 per share, which was the closing price of our ordinary shares on June 30, 2010.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits during the period the named executive officer is eligible to receive those benefits under the retention agreements, which is two years for Mr. Keane and one year for the other named executive officers.

(5) Amounts in this column are estimates based on a number of assumptions and do not necessarily reflect the actual amounts of tax gross-up payments that the named executive officers would receive.

Each named executive officer has signed a nondisclosure, invention assignment and non-competition and non-solicitation agreement providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and post-employment non-compete and non-solicitation provisions. We have also entered into indemnification agreements with our named executive officers that provide the executives with indemnification for actions they take in good faith as members of the Management Board.

The Role of Company Executives in the Compensation Process

Although the Compensation Committee manages and makes decisions about the compensation process, the Committee also takes into account the views of our Chief Executive Officer, who makes initial recommendations with respect to named executive officers other than himself. Other employees of Vistaprint also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Share Ownership Guidelines

We encourage, but do not require, the members of our Management Board (who are our named executive officers) and Supervisory Board to own our ordinary shares.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other named executive officer (other than the chief financial officer) whose compensation is required to be reported to our shareholders pursuant to SEC rules by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of Vistaprint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met.

The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of Vistaprint and its shareholders, after taking into account business conditions or the officer's performance. Although the Compensation Committee considers the impact of Section 162(m) when administering Vistaprint's compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the Compensation Committee may deem it appropriate at times to forego qualified performance-based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by Vistaprint's subsidiaries.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the
Supervisory Board
George M. Overholser, Chair
Louis R. Page
Peter Gyenes

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in each of the last three fiscal years by:

(i) all individuals serving as our principal executive officer or acting in a similar capacity during the fiscal year ended June 30, 2010;

(ii) all individuals serving as our principal financial officer or acting in a similar capacity during the fiscal year ended June 30, 2010; and

(iii) our other two executive officers as of June 30, 2010.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iii) above as our named executive officers.

Name and Principal Position	Year	Salary ($)	Share Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert S. Keane(3)	2010	403,906	1,869,544	2,335,590	827,476	38,986(4)	5,475,502
President and Chief	2009	415,000	600,163	2,400,248	460,650	—	3,876,061
Executive Officer	2008	400,000	—	5,081,333	723,359	1,446(5)	6,206,138
Michael Giannetto(6)	2010	325,000	707,918	176,882	422,875	7,350(7)	1,640,025
Executive Vice President and Chief Financial Officer	2009	280,000	586,840	117,343	188,700	6,904	1,179,787
Wendy M. Cebula	2010	380,000	797,654	199,297	506,130	7,350(7)	1,890,431
President, Vistaprint	2009	375,000	746,890	149,346	249,750	6,903	1,527,889
North America	2008	250,000	2,168,914	—	261,455	6,750	2,687,119
Janet F. Holian	2010	380,000	797,654	199,297	506,130	160,486(8)	2,043,567
President, Vistaprint	2009	375,000	746,890	149,346	249,750	66,372	1,587,358
Europe	2008	250,000	2,168,914	—	261,455	6,750	2,687,119

(1) The amounts reported in these columns represent a dollar amount equal to the grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

(2) The amounts reported in this column for fiscal 2010 represent the aggregate amounts earned for such fiscal year under each named executive officer's fiscal 2010 annual cash incentive award and the fiscal 2010 component of each officer's long-term cash incentive award. You can find more information on the amounts paid to each executive officer under each such award above in the Compensation Discussion and

Analysis section of this proxy statement. The amounts reported in this column for fiscal 2008 and 2009 represent amounts earned under our Executive Officer Bonus Plans for each such fiscal year.

(3) The amounts in this row under "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" were paid to Mr. Keane in whole or in part in Euros. For purposes of this table, we converted Mr. Keane's payments from Euros to U.S. dollars at a currency exchange rate of 1.2217, based on the 30-day average currency exchange rate for June 1-30, 2010, which was the end of our most recent fiscal year.

(4) This amount represents reimbursement for relocation expenses in connection with Mr. Keane's move to our Paris, France office from our Lexington, Massachusetts office.

(5) This amount represents our payment of health club membership fees.

(6) Mr. Giannetto was appointed Executive Vice President and Chief Financial Officer (principal financial officer) during fiscal 2009, effective September 2, 2008.

(7) These amounts represent our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

(8) $153,136 of this amount represents reimbursements and payments for rent, telephone and other utilities, real estate agency fees, transportation, local Spanish taxes and tax gross up amounts in connection with Ms. Holian's expatriate assignment to our Barcelona office, and $7,350 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan. We made the reimbursement payments in Euros and converted the amounts to U.S. dollars for this table based on the currency conversion rate in effect on the date of each payment.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2010

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2010.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Share Awards: Number of Shares or Share Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Share and Option Awards
Name	Grant Date(1)	Threshold ($)(2)	Target ($)	Maximum ($)	(3)(#)	(4)(#)	($/Sh)(5)	($)(6)
Robert S. Keane	05/06/2010				39,022	96,800	47.91	4,205,134
	09/30/2009(7)	0	403,906(8)	1,009,765(9)				
	09/30/2009	0	937,500(10)	1,734,375(11)				
Michael Giannetto	05/06/2010				14,776	7,331	47.91	884,801
	09/30/2009	0	215,000(8)	537,500(9)				
	09/30/2009	0	440,000(10)	814,000(11)				
Wendy M. Cebula	05/06/2010				16,649	8,260	47.91	996,951
	09/30/2009	0	250,000(8)	625,000(9)				
	09/30/2009	0	560,000(10)	1,036,000(11)				
Janet F. Holian	05/06/2010				16,649	8,260	47.91	996,951
	09/30/2009	0	250,000(8)	625,000(9)				
	09/30/2009	0	560,000(10)	1,036,000(11)				

(1) Although the non-equity incentive plan awards reflected in this table were formally granted on September 30, 2009, the Compensation Committee determined and approved the objective criteria against which performance is to be measured under the awards on August 6, 2009.

(2) The amount reported in this column represent the amount that would have been payable under our named executive officers' annual cash incentive and long-term cash incentive awards if we did not meet our minimum constant currency revenue and EPS targets.

(3) The amounts reported in this column represent restricted share units granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter. As the restricted share units vest, we automatically issue the vested shares to the employee; the employee does not need to exercise them or pay any amount to us for the purchase of the shares.

(4) The amounts reported in this column represent share options granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(5) The exercise price of our share options equals the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of grant.

(6) The amounts reported in this column represent the grant date fair value for each share-based award computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

(7) The estimated amounts in this row would be payable to Mr. Keane in Euros. For purposes of this table, we converted Mr. Keane's estimated incentive payments from Euros to U.S. dollars at a currency exchange rate of 1.2217, based on the 30-day average currency exchange rate for June 1-30, 2010, which was the end of our most recent fiscal year.

(8) These amounts represent target annual cash incentives for our fiscal year ended June 30, 2010, which were based 50% on our achievement of constant currency revenue targets and 50% on our achievement of EPS targets for fiscal 2010. These amounts represent potential payments that our named executive officers would have been eligible to receive under their fiscal 2010 annual cash incentive awards if we had achieved 100% of both our revenue target and our EPS target for fiscal 2010. In fact, we achieved more than 100% of our targets for fiscal 2010, so our executive officers received payments in excess of these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2010 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(9) These amounts represent the maximum amounts that would have been payable under our named executive officers' annual cash incentive awards for our fiscal year ended June 30, 2010. The payout under our annual cash incentives is capped at 250% of each executive officer's target amount. In fact, based on our achievement of our targets for fiscal 2010, our executive officers received payments that were less than these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2010 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(10) These amounts represent target long-term cash incentives. Each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS targets for each fiscal year. The EPS targets are expressed as dollar values in the low, medium and upper ranges. These amounts represent potential aggregate payments that our executive officers would be eligible to receive over four years under their long-term performance awards if we were to achieve the medium range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2010 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(11) These amounts represent the maximum amounts payable under our named executive officers' long-term cash incentives. These amounts represent potential aggregate payments that our executive officers would be eligible to receive over four years under their long-term performance awards if we were to achieve the upper range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2010 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

Outstanding Equity Awards at June 30, 2010

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2010 for each of our named executive officers.

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
	(#) Exercisable	(#) Unexercisable				
Robert S. Keane	150,000	—	4.11	01/28/2014		
	700,000	—	12.33	05/31/2015		
	121,920	8,130	23.31	08/04/2016		
	107,712	35,906	37.51	05/15/2017		
	166,658	166,660	34.87	05/02/2018		
	36,506	109,522	34.25	05/07/2019		
	—	96,800	47.91	05/06/2020		
					52,165	2,477,316
Michael Giannetto	2,500	—	32.00	03/09/2016		
	1,055	1,794	23.31	08/04/2016		
	13,400	5,800	33.47	08/06/2017		
	1,784	5,355	34.25	05/07/2019		
	—	7,331	47.91	05/06/2020		
					52,394	2,488,191
Wendy M. Cebula	20,250	6,250	23.31	08/04/2016		
	37,285	12,429	37.51	05/15/2017		
	2,271	6,815	34.25	05/07/2019		
	—	8,260	47.91	05/06/2020		
					64,105	3,044,346
Janet F. Holian	—	6,250	23.31	08/04/2016		
	6,214	12,429	37.51	05/15/2017		
	2,271	6,815	34.25	05/07/2019		
	—	8,260	47.91	05/06/2020		
					64,105	3,044,346

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable, so long as the named executive officer continues to be employed with us, as to 25% of the shares subject to the option one year after the date of grant and 6.25% per quarter thereafter. Each share option expires 10 years after the date on which it was granted.

(2) So long as the named executive officer continues to be employed with us, each restricted share unit vests, and the vested shares are issued to the named executive officer, as to 25% of the shares subject to the unit one year after the date of grant and 6.25% per quarter thereafter.

(3) The market value of the restricted shares units is determined by multiplying the number of restricted share units by $47.49 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2010.

Option Exercises and Shares Vested in the Fiscal Year Ended June 30, 2010

The following table contains information about option exercises and vesting of restricted share units on an aggregated basis during fiscal 2010 for each of our named executive officers.

Name	Option Awards		Share Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert S. Keane	—	—	4,380	207,043
Michael Giannetto	25,500	622,950	16,666	826,260
Wendy M. Cebula	79,500	2,619,637	21,001	1,041,004
Janet F. Holian	204,131	6,136,807	21,001	1,041,004

(1) Represents the net amount realized from all option exercises during fiscal 2010. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our ordinary shares on the NASDAQ Global Select Market on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on the NASDAQ Global Select Market on the date of vesting.

COMPENSATION OF SUPERVISORY BOARD MEMBERS

The following contains information with respect to the compensation earned by our supervisory directors in the fiscal year ended June 30, 2010:

Name	Fees Earned or Paid in Cash ($)	Share Awards (1)($)	Option Awards (1)($)	Total ($)
John J. Gavin, Jr.	33,054	109,955	49,979	192,988
Peter Gyenes	33,750	109,955	49,979	193,684
George M. Overholser	29,250	109,955	49,979	189,184
Louis R. Page	36,750	109,955	49,979	196,684
Richard T. Riley	36,750	109,955	49,979	196,684
Mark T. Thomas	17,500	124,986	149,963	292,449

(1) The value of the stock awards equals their grant date fair value as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010. All share options referenced in this table were granted with an exercise price equal to the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of grant.

Outstanding Equity Awards Held by Supervisory Directors at June 30, 2010

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2010 for each of our supervisory directors.

	Option Awards				Share Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (1)(#)	Market Value of Shares or Share Units That Have Not Vested (2)($)
John J. Gavin, Jr.	12,018	—	24.32	08/21/2016		
	2,925	—	33.24	11/14/2016		
	1,890	379	46.18	11/02/2017		
	4,774	4,774	15.94	11/07/2018		
	319	1,600	54.46	11/17/2019		
					5,402	256,541
Peter Gyenes	7,245	10,144	24.33	02/05/2019		
	319	1,600	54.46	11/17/2019		
					4,681	222,301
George M. Overholser	29,000	—	4.11	07/29/2014		
	2,925	—	33.24	11/14/2016		
	1,890	379	46.18	11/02/2017		
	4,774	4,774	15.94	11/07/2018		
	319	1,600	54.46	11/17/2019		
					5,402	256,541
Louis R. Page	2,925	—	33.24	11/14/2016		
	1,890	379	46.18	11/02/2017		
	4,774	4,774	15.94	11/07/2018		
	319	1,600	54.46	11/17/2019		
					5,402	256,541
Richard T. Riley	30,000	—	4.11	02/01/2015		
	2,925	—	33.24	11/14/2016		
	1,890	379	46.18	11/02/2017		
	4,774	4,774	15.94	11/07/2018		
	319	1,600	54.46	11/17/2019		
					5,402	256,541
Mark T. Thomas	959	4,799	54.46	11/17/2019		
					1,913	90,848

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a supervisory director on each such vesting date. Each share option expires 10 years after the date on which it was granted.

(2) The market value of the restricted shares units is determined by multiplying the number of restricted share units by $47.49 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2010.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Supervisory Board. When we initially set our supervisory directors' compensation, we considered the significant amount of time that supervisory directors expend in fulfilling their duties to Vistaprint, the skill level that we require of members of our Supervisory Board, and competitive compensation data from our peer group. Under Dutch law, we must receive shareholder approval to make any changes to the compensation of the Supervisory Board.

Fees

In fiscal 2010, each supervisory director received an annual cash retainer of $13,000, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of our Supervisory Board that the director physically attended and $10,000 annually for each committee on which the supervisory director served. Supervisory directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Supervisory Board and its committees.

Equity Grants

On the date of each annual general meeting, each supervisory director receives two equity grants: (i) a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $110,000, granted under our Amended and Restated 2005 Equity Incentive Plan.

Each newly appointed supervisory director receives two equity grants upon his or her initial appointment to the Supervisory Board: (i) a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $125,000, granted under our Amended and Restated 2005 Equity Incentive Plan.

The supervisory directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. Each option expires upon the earlier of ten years from the date of grant or 90 days after the supervisory director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, is the fair market value of our ordinary shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Supervisory Board using a generally accepted equity pricing valuation methodology, such as the Black-Scholes model or binomial method for share options, with such modifications as it may deem appropriate to reflect the fair market value of the equity awards. In fiscal year 2010, we used the Black-Scholes model to determine fair market value of share options.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, Messrs. Gyenes, Overholser and Page served as members of our Compensation Committee. During fiscal 2010, no member of our Compensation Committee was an officer or employee of Vistaprint or of our subsidiaries or had any relationship with us requiring disclosure under SEC rules.

During fiscal 2010, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Supervisory Board or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2010 about the securities issued or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	2,858,500	$22.03	1,965,351(2)
Equity compensation plans not approved by shareholders	—	—	—
Total	2,858,500	$22.03	1,965,351(2)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, Amended and Restated 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan, as amended. This column does not include an aggregate of 848,800 shares underlying restricted share units that were unvested as of June 30, 2010.

(2) Includes 1,819,079 shares available for future awards under our Amended and Restated 2005 Equity Incentive Plan and 146,272 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our Amended and Restated 2000-2002 Share Incentive Plan.

CORPORATE INFORMATION

Management Board

Robert Keane
Chairman of the Management Board,
President and Chief Executive Officer

Wendy Cebula
President, Vistaprint North America

Michael Giannetto
Executive Vice President and
Chief Financial Officer

Janet Holian
President, Vistaprint Europe

Supervisory Board

John Gavin, Jr.
Former Chief Financial Officer,
BladeLogic

Peter Gyenes
Chairman, Sophos Plc.

George Overholser
Founder and Managing Director,
NFF Capital Partners
Nonprofit Finance Fund

Louis Page
President and Managing General Partner,
Window To Wall Street

Richard Riley*
Chairman and CEO,
LoJack Corporation

Mark Thomas
Founder and Managing Partner,
Monitor Clipper Partners

*Chairman of the Supervisory Board

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

Stibbe
Stibbetoren
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands
Phone: +31-20-546-06-06

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
USA
Phone: +1-800-962-4284

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission, please visit ir.vistaprint.com, call our investor relations line at +1-781-652-6480 or send an email to ir@vistaprint.com.

General Information

Members of the media or others seeking information on the company should contact the public relations department at +1-781-652-6444 or publicrelations@vistaprint.com.

Annual General Meeting of Shareholders

November 4, 2010
Hudsonweg 8
5928 LW Venlo
The Netherlands

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